                                            Filed Pursuant to Rule No. 424(B)(4)
                                            Registration No. 333-20679


PROSPECTUS
                               3,000,000 SHARES



      LOGO
                         SPEEDFAM INTERNATIONAL, INC.

                                 COMMON STOCK

                              ------------------

  Of the 3,000,000 shares of Common Stock (the "Common Stock") offered hereby, 2,050,000 shares are being sold by SpeedFam International, Inc. ("SpeedFam" or the "Company") and 950,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SFAM." The last sale price for the Common Stock on February 13, 1997, as reported on the Nasdaq National Market, was $33.25 per share. See "Price Range of Common Stock and Dividend Policy."

                              ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Underwriting              Proceeds to
                              Price to   Discounts and  Proceeds to   Selling
                               Public    Commissions(1) Company(2)  Shareholders
--------------------------------------------------------------------------------
Per Share..................    $32.875       $1.61        $31.265     $31.265
--------------------------------------------------------------------------------
Total(3)...................  $98,625,000   $4,830,000   $64,093,250 $29,701,750

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the offering of $290,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $113,418,750, $5,554,500 and $78,162,500, respectively. See
    "Underwriting."

                              ------------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York on or about February 20, 1997.

                              ------------------

LEHMAN BROTHERS
                         ALEX. BROWN & SONS
                                 INCORPORATED
                                                        NEEDHAM & COMPANY, INC.

February 13, 1997

                               (ARTWORK TO COME)



SpeedFam's high throughput semiconductor CMP system, the Auriga, processes five wafers simultaneously. The Auriga incorporates up to two polishing tables, post-CMP rinsing, PVA brush cleaning, full cassette-to-cassette automation, internal airflow management for Class 1 cleanroom compatibility, and is available for both oxide and metal CMP applications.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

SpeedFam is a leading supplier of high throughput surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers, generalindustrial components and advanced semiconductor devices. The Company offers abroad range of processing solutions incorporating equipment, slurries and processes necessary to perform chemical mechanical polishing, grinding, lapping, and cleaning ina production setting.

The CMP-V
planarization system
enables one or two
step planarization of
oxide and metal layers
in advanced
semiconductor
fabrication.

The SP silicon
polishing systems
perform a range
of critical
polishing steps
on silicon and
other advanced
semiconductor
wafers.

The EP automated edge
polishing line enables
semiconductor manufacturers
to reduce contamination and
increase yields by
polishing the edge of
thesemiconductor substrate.

A wide variety of polishing
slurries are provided to
create the surface finish
and flatness required in
the polishing process.

The DSM products are used
to polish thin film
memory disk media.

Aqueous cleaning systems
are used for precision
cleaning of thin film
memory
disk media, semiconductor wafers,
LCD glass and other components in a
cleanroom environment.

The through-feed
grinder and
other general industrial
systems process a
variety of
industrial components which
require precision surface
tolerances.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http:\\www.sec.gov that contains reports, proxy statements and other information filed by the Company.

  This prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by the Company with the Commission are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K/A for the year ended May 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1996 and November 30, 1996; and (iii) the Company's Current Report on Form 8-K filed on July 8, 1996.

  In addition, all documents filed by the Company with the Commission after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act and prior to the termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Certain information incorporated by reference herein contains forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain factors as discussed therein could cause actual results to differ materially from those in the forward-looking statements.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN, INCLUDING EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS BUT EXCLUDING ALL OTHER EXHIBITS TO SUCH DOCUMENTS. REQUESTS SHOULD BE MADE TO THE COMPANY AT ITS GENERAL MAILING ADDRESS: SPEEDFAM INTERNATIONAL, INC., 7406 WEST DETROIT, CHANDLER, ARIZONA 85226, TELEPHONE NUMBER (602) 961-2285, ATTN: INVESTOR RELATIONS DEPARTMENT.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, the "Company" and "SpeedFam" refer only to SpeedFam International, Inc. and its wholly owned subsidiaries.

                                  THE COMPANY

  SpeedFam designs, develops, manufactures, markets and services chemical mechanical polishing, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, the Company markets and distributes polishing liquids (or slurry) and parts and expendables used in its customers' manufacturing processes. The Company's array of processing systems includes polishing, grinding, lapping and pre-deposition cleaning equipment. The process steps performed by the Company's equipment are an integral part of and occur repeatedly throughout the fabrication cycles of advanced semiconductors, thin film memory disk media and semiconductor wafers. Major customers of the Company include AMD, Akashic, Digital Equipment, Hewlett-Packard, IBM, Komag, MEMC, Mitsubishi Siltec, Mosel Vitelic, Motorola, Rockwell International, Seagate, Siemens, StorMedia and Wacker Siltronic.

  Semiconductor and thin film memory disk manufacturers are rapidly adopting new technologies in response to increasing demand by end users for improved system performance and processing capacity and new features in computing and other electronics applications. Semiconductor device manufacturers are producing devices with smaller geometries and multi-level metal processes. Similarly, thin film memory disk media manufacturers are continually increasing the density of disk media by increasing coercivity (magnetic density) and reducing head flying heights in order to satisfy end user demand for greater storage capacity. In order to meet these evolving specifications, both semiconductor and thin film memory disk manufacturers must tighten tolerances and improve certain surface characteristics of their products. These tightened tolerances necessitate improvements in the semiconductor and thin film memory disk media manufacturing processes in order to increase planarity (flatness) and provide a number of new surface characteristics.

  The Company has developed the Auriga, a multiple head, two polishing table CMP system for use in the manufacture of advanced semiconductor devices. The Company's CMP system is designed to provide high throughput, low cost of ownership and attractive levels of process flexibility. The objective of CMP is to reestablish a flat or planar surface that has been degraded by prior deposition steps to a point where it is not possible or feasible to deposit additional levels without first restoring the surface to a planar condition. Reestablishing a planar surface allows semiconductor device manufacturers to produce denser, more complex devices by allowing the addition of a greater number of metal levels and can lead to significant yield and reliability improvements for the device manufacturer. Because of the depth of focus limitations of existing photolithography equipment, global planarization becomes particularly important for devices with design geometries of 0.35 micron or less and three or more metal levels. According to Dataquest Incorporated, the CMP polishing equipment market was estimated at $179 million in 1995 and it currently projects the market to be approximately $905 million in the year 2001.

  The Company's strategy is to establish and maintain market leadership in high throughput surface processing of advanced semiconductors, thin film memory disk media, semiconductor wafer and other high value-added products. The Company employs dedicated business units focusing on each such market. The Company provides an entire processing solution including process expertise, training, cooperative development, slurry and expendables, along with equipment. During the Company's fiscal years ended May 31, 1995, 1996 and the six months ended November 30, 1996, 54.5%, 78.5% and 84.0%, respectively, of the Company's total revenue was derived from the sale of capital equipment, parts and expendables (including commissions) and 45.5%, 21.5% and 16.0%, respectively, was derived from the sale of slurry and slurry components.

  The Company owns a 50% interest in SpeedFam Co., Ltd., a joint venture that conducts operations in the Far East (together with its subsidiaries and joint ventures, the "Far East Joint Venture"). Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. The Far East Joint Venture, which the Company accounts for on the equity method, has had a substantial influence on the results of operations of the Company in the past.

                                  THE OFFERING

 Common Stock to be Offered:
    By the Company...........................  2,050,000 shares
    By the Selling Shareholders..............    950,000 shares
                              -----------
                                               3,000,000 shares
 Common Stock Outstanding after the Offering. 12,662,485 shares(1)
 Use of Proceeds............................. To pay the costs of constructing and equipping a new manufacturing
                                              and office facility; to fund
                                              additional capital expenditures;
                                              to repay certain indebtedness;
                                              for working capital and general
                                              corporate purposes. See "Use of
                                              Proceeds."
 Nasdaq National Market Symbol............... SFAM

   SUMMARY CONSOLIDATED FINANCIAL INFORMATION (in thousands, except per share data)

                                                                            SIX MONTHS
                                                                          ENDED NOVEMBER
                                              YEAR ENDED MAY 31,                30,
                                           -----------------------------  ----------------
                                            1994        1995      1996     1995     1996
                                           -------     -------  --------  -------  -------
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
 Total revenue...........................  $51,381     $59,778  $120,170  $43,254  $78,847
 Gross margin............................   12,436      14,284    41,509   12,068   28,974
 Operating profit........................    1,181       1,596    11,091    1,709    7,598
 Interest expense........................     (697)       (959)     (691)    (525)    (124)
 Other income (expense), net.............      974           6       483     (304)    (342)
 Income tax expense (benefit)............     (160)(3)     186     4,266      386    2,766
 Earnings from consolidated companies....    1,618         457     6,617      494    4,366
 Equity in net earnings of affiliates(2).      655       1,187     5,204    1,835    4,455
 Net earnings ...........................  $ 2,351 (4) $ 1,644  $ 11,821  $ 2,329  $ 8,821
 Net earnings per share..................  $  0.31     $  0.20  $   1.16  $  0.26  $  0.78
 Weighted average common and common
  equivalent shares outstanding..........    7,619       8,146    10,159    9,084   11,296

                                                            NOVEMBER 30, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(5)
                                                         -------- --------------
CONSOLIDATED BALANCE SHEET DATA:
 Working capital........................................ $ 32,009    $ 93,612
 Total assets...........................................  111,743     172,696
 Long-term debt, less current maturities................    2,200         --
 Shareholders' equity...................................   68,145     131,948

--------
(1) Based on shares of Common Stock outstanding at November 30, 1996. Excludes an aggregate of 2,802,216 shares of Common Stock reserved for issuance under the Company's employee benefit plans, of which options to acquire 1,216,880 shares of Common Stock were outstanding at November 30, 1996.
(2) Includes $450,000, $1,100,000, $4,759,000, $1,752,000 and $3,623,000 for
    the 1994 through 1996 fiscal years and the six months ended November 30, 1995 and 1996, respectively, attributable to the Company's share of net earnings from the Far East Joint Venture, accounted for on the equity method. See "Joint Venture Arrangements," the consolidated financial statements of the Far East Joint Venture and the unaudited interim consolidated financial statements of the Company included elsewhere herein. The remainder represents the Company's share of net earnings from a separate joint venture.
(3) Reflects income tax benefit of $740,000 related to the bankruptcy of a subsidiary operating in Switzerland.
(4) Includes benefit of cumulative effect of accounting change of $78,000.

(5) Adjusted to give effect to the sale of the 2,050,000 shares of Common Stock offered by the Company hereby (at a public offering price of $32.875 per share) and the application of the estimated proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."
                                ----------------
Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) has been adjusted to reflect a twenty-for-one split of the Common Stock effective as of July 31, 1995.

                                 RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. Certain statements in this Prospectus, including without limitation certain of those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Industry Background, --The SpeedFam CMP Solution, and --SpeedFam Strategy," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have historically and may in the future vary significantly due to a number of factors. Factors that may influence the Company's operating results in a given quarter include: (i) customer demand, such as economic conditions in the semiconductor and memory disk industries, market acceptance of products of both the Company and its customers, changes in product mix, and the timing, cancellation or delay of customer orders and shipments; (ii) competition, such as competitive pressures on prices of the Company's products and the introduction or announcement of new products by competitors; (iii) manufacturing and operations, such as fluctuations in availability and cost of raw materials and production capacity; (iv) fluctuations in foreign currency exchange rates; (v) new product development, such as increased research, development and engineering, as well as marketing, expenses associated with new product introductions, including the effect of transitioning to new or enhanced products, and the Company's ability to introduce new products and technologies on a timely basis; (vi) sales and marketing, such as concentrations of customers, and discounts that may be granted to certain customers; and (vii) the quarterly operating results of the Company's joint ventures, which the Company accounts for on the equity method; as well as other factors, such as levels of expenses relative to revenue levels, personnel changes and generally prevailing economic conditions.

  During a given quarter, a significant portion of the Company's revenue may be derived from the sale of a relatively small number of machines and systems. Accordingly, a small change in the number of machines and systems actually shipped may cause significant changes in operating results. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, because of the significantly different gross margins attributable to the Company's two segments, changes in product mix may cause fluctuations in operating results. Further, the lengthy sales cycle for certain of the Company's capital equipment may result in the Company incurring significant expenses prior to the receipt of customer orders. In addition, the introduction of new products has in the past contributed, and may continue to contribute, to fluctuations in quarterly operating results. These same factors also could materially and adversely affect annual results of operations. In addition, the need for continued investment in research and development, marketing and customer support, as well as increased operating expenses associated with the Company's recent growth, limit the Company's ability to reduce expenses in the near-term.

  Historically, a disproportionate share of the Company's revenue and operating profit has been attributable to the last two quarters of the Company's fiscal year, primarily the fourth quarter. However, the Company does not expect that the third and fourth quarters of fiscal 1997 will have as disproportionate an impact on the results of operations of the Company as has historically been the case.

  In addition, in recent quarters the equity in net earnings of affiliates attributable to the Company's joint ventures has increased substantially, primarily as a result of increased earnings of the Far East Joint Venture which have increased for a number of reasons, including a high level of sales of polishing machines into the glass disk market and edge polishing machines into the semiconductor wafer market, increased shipments of manual disk polishing machines into the U.S. market and increased commission revenue resulting from the sale in the Far East of CMP systems manufactured by the Company. The Company does not expect that sales of glass disk polishing machines and edge polishing machines will remain at such levels. Further, the Company expects that sales into the U.S. of manual disk polishing machines manufactured by the Far East Joint Venture will decrease as a result of the evolution from manual polishing machines to automated polishing machines. As a result, the Company expects that the Far East Joint Venture's revenues and earnings may decline in the next few quarters as compared to recent quarters, which could have a material adverse effect on the results of operations of the Company.

  In addition, the Company believes that a manual disk polishing machine that has comprised a significant percentage of its equipment sales to the thin film memory disk market will, in the future, represent a smaller percentage of net sales as the Company's customers replace such machine with an alternative manual machine or an automated disk polishing machine, neither of which product is manufactured by the Company in the U.S., resulting in a material adverse effect on the Company's results of operations. See "--Dependence on New Product Development; Rapid Technological Change," "--Management of Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

DEPENDENCE ON THE COMPANY'S CMP SYSTEMS

  Through November 30, 1996, the Company had shipped 46 CMP systems. The Company's CMP systems accounted for 7.9%, 34.7% and 44.5% of net sales for fiscal 1995, 1996 and the six months ended November 30, 1996, respectively. The Company has recently commenced shipments of the Auriga, an enhanced version of the CMP-V, its original CMP system. The Company has limited experience with the production of, and market response to, the Auriga, having shipped four such systems through November 30, 1996. The Company believes that its future growth, if any, depends in large part upon its ability to gain customer acceptance of its enhanced CMP system and its technology. Market acceptance of the Company's CMP system depends upon numerous factors, including cost of ownership, throughput, process flexibility, performance and reliability and availability of customer support. The Company intends to periodically develop and introduce enhanced versions of its CMP system. Failure to continually enhance the Company's CMP system may impact its future market acceptance. There can be no assurance that the Company will be successful in obtaining broad market acceptance of the Auriga system or any future enhanced version of the system. Any technical or manufacturing difficulties with the Auriga (or subsequent enhancements of the CMP system), or the failure to gain customer acceptance thereof, would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Competition," "--Dependence on New Product Development; Rapid Technological Change" and "--Adoption of CMP Process."

CYCLICAL NATURE OF THE COMPANY'S BUSINESS

  The Company's business depends substantially on the capital expenditures of semiconductor and thin film memory disk media manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductor devices and memory disks. Sales of capital equipment to these manufacturers are expected to continue to represent a significant portion of the Company's total revenue. These industries are highly cyclical and have historically experienced periodic downturns characterized by oversupply and weak demand, which often have a material adverse effect on the acquisition of capital equipment and other products used in the manufacturing process, including products offered by the Company. These downturns generally have materially adversely affected the business and operating results of capital equipment suppliers, including the Company. The semiconductor device industry is currently experiencing a downturn which has led many semiconductor device manufacturers to delay or cancel capital expenditures. In addition, the Company believes that the semiconductor wafer industry is presently in a slowdown which may lead semiconductor wafer manufacturers to delay or cancel capital expenditures. The thin film memory disk market has recently experienced strong growth; however, there are no assurances that this recent growth will continue or that any growth will have a positive impact on the Company's future business or results of operations. The Company's business and results of operations will be materially adversely affected by continued downturns in the semiconductor device market and the semiconductor wafer market or downturns in the thin film memory disk market.

  Sales of the Company's capital equipment depend, in large part, upon the decision of a prospective customer to increase manufacturing capacity or respond to advances in technology by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. Certain of the Company's capital equipment have lengthy sales cycles while the customer evaluates and receives approvals for the purchase of the Company's systems and completes the upgrading or expansion of existing facilities or the construction of new facilities. The Company may expend substantial funds and management effort during the sales cycle. The cyclicality and rapid technological change present in certain of the industries served by the Company may also cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's equipment. In the past, certain of the Company's customers have delayed or canceled orders and shipments due to a variety of factors, including the cyclicality of the industries in which the customers compete. In addition, the need for continued investment in research and development, marketing and customer support, as well as increased operating expenses associated with the Company's recent growth, limit the Company's ability to reduce expenses in the near-term.

COMPETITION

  The Company's markets are highly competitive. In each of the markets the Company serves, the Company faces intense competition from established competitors, some of which have substantially greater financial, engineering, manufacturing and marketing resources, and, in some markets, greater name recognition than the Company, as well as long-standing customer relationships. In the CMP market, the Company faces significant competition from current competitors and expects other competitors to enter this market in the future. IPEC currently has the largest installed base of CMP equipment. Other companies have entered the CMP market and are in various stages of development of CMP machines. Specifically, Applied Materials, a large semiconductor capital equipment supplier with significant resources, has introduced a multiple head CMP machine and IPEC has begun volume shipments of multiple head CMP systems. In addition, certain of the Company's competitors have longer-standing relationships than the Company with particular customers. These longer-standing relationships may make it more difficult for the Company to sell its CMP system to such device manufacturers. Consolidation among CMP equipment suppliers or the acquisition of one or more CMP equipment suppliers by large, established suppliers of non-CMP capital equipment to semiconductor device manufacturers or others could materially adversely affect the Company's ability to compete and could have a material adverse effect on the Company's results of operations. In the thin film memory disk and semiconductor wafer equipment markets, the Company competes with a relatively small number of entities.

  In order to remain competitive, the Company will be required to make a high level of investment in research, development and engineering, marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to make such investments or, even if they are made, that the Company's products will be competitive given technological advances by competitors or changes in processing technology in the industries the Company serves. In the past, competitors of the Company have developed and marketed products having similar design and functionality to the Company's products. The Company's competitors can be expected to improve the performance of their products and to introduce new products with competitive price/performance characteristics. The Company's competitors may also increase their efforts to gain and retain market share through competitive pricing. These competitive pressures may necessitate price reductions by the Company or render the Company less competitive.

  In the memory disk slurry market, the Company competes primarily with Praxair, a large chemical company. The Company has experienced intense competition in the sale of slurry from Praxair, which manufactures and sells its own products. In response, the Company has in the past reduced its prices. At the same time, the supplier of substantially all of the Company's slurry, Fujimi Incorporated, a Japanese company, has raised the prices paid by the Company for slurry. As a result, in recent years the Company has experienced a decline in gross margins in the sale of slurry. Slurry has historically comprised a significant portion of the Company's total revenue, and in fiscal 1995, 1996 and the six months ended November 30, 1996, accounted for 43.1%, 19.7% and 14.6%, respectively, of total revenue. The Company expects that competition in the slurry market will remain intense in the future. In addition, fluctuations in exchange rates have in the past resulted, and may in the future result, in increases in the costs of slurry for the Company. Decreased slurry selling prices or increased slurry costs could have a material adverse effect on the Company's results of operations. See "--Sole or Limited Sources of Supply," "Business-- Manufacturing and Suppliers," "--Competition" and "--International Business."

RELIANCE ON THE PERFORMANCE OF AND RELATIONSHIP WITH FAR EAST JOINT VENTURE

  The Company owns a 50% interest in SpeedFam Co., Ltd., a joint venture that conducts operations in the Far East (together with its subsidiaries and joint ventures, the "Far East Joint Venture"). During fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, the Company's share of the net earnings of the Far East Joint Venture was $450,000, $1.1 million, $4.8 million and $3.6 million, respectively, representing 19.1%, 66.9%, 40.3% and 41.1%, respectively, of the Company's net earnings. The Company accounts for the Far East Joint Venture on the equity method. During fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, 4.0%, 4.5%, 5.2% and 5.8%, respectively, of the Company's total revenue was attributable to commissions earned by the Company on the distribution in the U.S. and Europe of products of the Far East Joint Venture. The Far East Joint Venture has not paid significant dividends to the Company in the past and is expected to retain substantially all of its earnings in the foreseeable future. At November 30, 1996, the Company's equity interest in the Far East Joint Venture was $20.3 million, representing 18.2% of the Company's total assets and 29.8% of shareholders' equity. The results of operations of the Company in the past have been substantially influenced by the results of operations of the Far East Joint Venture and can be expected to continue to be so influenced in the future. The term of the joint venture is indefinite. In the event that either the Company or its joint venture partner desires to sell its interest in the Far East Joint Venture, it must first offer its interest to the other party. The Company believes that for a number of reasons, including the fact that the Company does not own a controlling interest in the Far East Joint Venture, the Company's ability to effect a sale of its interest is limited and the proceeds the Company would receive from a sale of its interest in the Far East Joint Venture may be reduced.

  Certain of the equipment produced and sold by the Far East Joint Venture is similar to that produced in the U.S. by the Company. In addition, the Far East Joint Venture produces and sells cleaning and automated polishing machines for the thin film memory disk market and polishing machines for the semiconductor wafer market, including machines that are distributed by the Company in the U.S. and Europe. Each of the Company and the Far East Joint Venture generally sell to customers in the same end markets. Because of the similarity between the business of the Company and that of the Far East Joint Venture, substantially all of the risks described herein with respect to the Company's business are also generally applicable to the business of the Far East Joint Venture. This includes the economic and political risks associated with conducting international business, as most sales by the Far East Joint Venture occur outside the U.S. and a material portion of the products sold by the Far East Joint Venture are shipped across international borders. Also, the business of the Far East Joint Venture is substantially influenced by general economic conditions in the regions in which it operates, particularly Japan. A majority of the net sales of the Far East Joint Venture are generated in Japan. Periods of weak or declining economic conditions in Japan, such as those recently experienced, could have a material adverse effect on the business and operating results of the Far East Joint Venture and, in turn, the Company.

  The Company does not have the legal right or practical ability to control the Far East Joint Venture. The historic business relationship between the Company and its joint venture partner has been based to a significant degree on personal relationships of the individuals involved. If those individuals or relationships were to change, it could result in a material adverse effect on the relationship between the Company and the Far East Joint Venture and, in turn, on the results of operations of the Company. In many instances, management decisions regarding the relationship between the Company and the Far East Joint Venture have not been made on the basis of arms-length negotiations. Instead, the business of the Far East Joint Venture and the business relationship between the Company and the Far East Joint Venture have been influenced by personal relationships between members of management of the two joint venture partners, the previous dealings of the entities and an underlying business intention to improve the mutual interests of the Company and the Far East Joint Venture, even if one party in a particular circumstance could negotiate a transaction with more favorable terms with a third party. For example, even though the agreements between the parties originally called for the payment of royalties for licensed technology, the parties amended the agreements to remove the royalty requirements, and it is not currently anticipated that either the Company or the Far East Joint Venture will pay royalties to the other in connection with the transfer of technology in the foreseeable future, including with respect to the Company's CMP technology. Makoto Kouzuma, President and Chief Operating Officer of the Company, is the Executive Vice President and General Manager of SpeedFam Co., Ltd. and is responsible for its day-to-day operations and therefore spends a significant portion of his time engaged in its business. These responsibilities have placed a heavy demand on Mr. Kouzuma's time, and have precluded him from spending all of his time with either the Company or the Far East Joint Venture. Both James N. Farley, the Chairman and Chief Executive Officer of the Company, and Mr. Kouzuma serve as directors of the Far East Joint Venture and have management responsibilities in connection with affiliates of the Far East Joint Venture. Mr. Kouzuma is compensated directly by the Far East Joint Venture for such services. As a result of this relationship between the Company and the Far East Joint Venture, management decisions in particular instances may tend to favor the Far East Joint Venture relative to decisions that would be made if the Far East Joint Venture were an unaffiliated third party.

  The Company's partner in the Far East Joint Venture is a privately-held Japanese corporation that supplies products to the automotive industry. Given the differences in the companies' ownership structure and products, there can be no assurance that the Company and its Far East Joint Venture partner will have similar interests with respect to the financial performance of the Far East Joint Venture.

  Pursuant to the agreement establishing the Far East Joint Venture, each of the Company and its joint venture partner has agreed not to manufacture or sell in Japan products similar to those sold by the Far East Joint Venture. Further, the Company has granted to the Far East Joint Venture the exclusive right to manufacture and sell products similar to those manufactured and distributed by the Company in Japan, Korea, Taiwan, Hong Kong, China, India, the Philippines, Thailand, Vietnam, Malaysia, Singapore and Indonesia and such other countries as the parties may agree to from time to time. As a result, the Company does not have the legal right to itself market products, including its CMP system, in those countries that are served by the Far East Joint Venture. The Company is therefore dependent upon the Far East Joint Venture to market its CMP system in the territories served exclusively by the Far East Joint Venture.

  The Company and the Far East Joint Venture share technology and expertise and each is dependent upon the other to protect any shared proprietary information. There can be no assurance that the sharing of technology and trademarks by the Company with the Far East Joint Venture will not result in the release of proprietary information, which could have a material adverse effect upon the Company.

  The Company believes that, to date, the relationship between the Company and its joint venture partner has been good. However, no assurance can be given that the relationship will continue to be satisfactory or that the joint venture will not terminate. In addition, changes in management of the Company or its joint venture partner could negatively impact the relationship between the joint venture partners. Any decline in the Far East Joint Venture's results of operations, termination of the joint venture or difficulties between the Company and its joint venture partner would have a material adverse effect on the Company's business, prospects and results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Joint Ventures," "Joint Venture Arrangements--Far East Joint Venture" and the consolidated financial statements of SpeedFam Co., Ltd.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

  The Company believes that its future success will depend, in part, on its ability to enhance existing products and processes and develop and manufacture new products and processes. The markets in which the Company and its customers compete are characterized by evolving industry standards and frequent improvements in products and services. To compete effectively in such markets, the Company must continually improve its products and its process technologies and develop new technologies and products that compete effectively on the basis of price and performance. The Company expects to continue to make significant investments in research, development and engineering. There can be no assurance that the Company will be able to improve its existing products and its process technologies or develop new products and technologies. The Company has recently commenced shipments of the Auriga, an enhanced version of the CMP-V, its original system. The Company has limited experience with the production of, and market response to, the Auriga, having shipped four such systems through November 30, 1996. The Company intends to periodically develop and introduce enhanced versions of its CMP system. Any technical or manufacturing difficulties with the Auriga (or subsequent enhancements of the CMP system), or the failure to gain customer acceptance thereof, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company has also recently introduced a post-CMP cleaning system, the Capella. There can be no assurance that the Company's development of new or enhanced products, such as the Auriga or the post-CMP cleaning system, will be cost-effective or introduced in a timely manner or accepted in the marketplace. Failure by the Company to develop or introduce new products and product enhancements in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company believes that the market for thin film memory disk equipment is evolving from manual load/unload machines to automated load/unload machines. In addition, the Company believes that a manual disk polishing machine that has comprised a significant percentage of its equipment sales to the thin film memory disk market will, in the future, represent a smaller percentage of net sales as the Company's customers replace such machine with an alternative manual machine or an automated disk polishing machine, neither of which product is manufactured by the Company in the U.S., resulting in a material adverse effect on the Company's results of operations. The Company currently offers both manual and automated machines; however, the automated machines marketed by the Company have only recently been introduced and are currently manufactured exclusively by the Far East Joint Venture and there can be no assurance that such machine will gain customer acceptance. The Company is currently evaluating whether to begin producing automated machines in the U.S., although it expects that any decision to do so will take a substantial period of time to implement. Further, there are no assurances that the Company will decide to produce such machines in the U.S. As a result, in the near term and for so long as the Company does not produce automated machines in the U.S., revenue attributable to the sale of automated machines by the Company, if any, will be recognized as commission revenue which represents a small percentage of the total sales price. As a result, customer decisions to purchase automated machines from the Company instead of manual machines will result in lower revenues than would be the case if such machines were manufactured by the Company in the U.S. In addition, the Company has recently completed shipment of a large order of manual disk polishing machines to Komag, its largest customer. Komag is currently evaluating whether to purchase the automated machines recently introduced by the Far East Joint Venture. There can be no assurance that Komag will order such machines through the Company and any failure to do so will materially adversely affect the Company's results of operations.

  Due to the complexity of the Company's products, significant delays can occur between a system's introduction and the commencement of commercial shipments. The Company has from time to time experienced delays in the introduction of, and certain technical and manufacturing difficulties with, certain of its systems and enhancements, and may experience such delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. In addition, the Company may incur substantial unanticipated costs to ensure the functionality and reliability of its future product introductions early in the product's life cycle. If new products experience reliability or quality problems, the Company could encounter a number of problems, including reduced orders, higher manufacturing costs, delays in collection of accounts receivable and additional service and warranty expenses, all of which events could materially adversely affect the Company's business and results of operations. In addition, in the event the Company does not manage product transitions successfully, announcements or introductions, or the perception that such events are likely to occur, by either the Company or its competitors could adversely affect sales of existing Company products.

  Certain manufacturers of thin film memory disk media have begun using slurry formulations to achieve the desired surface characteristics that the Company does not currently sell. Although the Company is working with Fujimi Incorporated, its supplier of memory disk slurry, to develop new slurry formulations there is no assurance that it will be able to do so. Further, there is no assurance that any new slurry product introduced will be acceptable to memory disk manufacturers or, even if acceptable, that such manufacturers would substitute such product for those currently in use. As a result, the Company expects that sales of slurries to the thin film memory disk media market will decline in the near-term, which will have an adverse effect on the results of operations of the Company. See "--Dependence on the Company's CMP Systems," "--Dependence on Key Customers" and "Business-- Research, Development and Engineering."

ADOPTION OF CMP PROCESS

  The CMP process is an emerging technology and there can be no assurance that the process will be utilized on a widespread basis in the manufacture of semiconductor devices. Although the market for CMP equipment has grown rapidly in recent years, there are no assurances that the CMP market will continue to grow in the future, if at all. To date, CMP has been used primarily in the manufacture of advanced semiconductor logic devices. A small number of CMP process systems are currently being used in the manufacture of advanced semiconductor memory devices. There can be no assurance that the process will be widely adopted by semiconductor memory device manufacturers. Currently, the number of suppliers for polishing pads used in the CMP process is limited and an insufficient supply of such products could impact or impede the adoption of the CMP process. Further, alternative technologies may be developed that achieve the results required by semiconductor device manufacturers. There are a number of patents relating to the CMP process held by third parties. Accordingly, CMP equipment manufacturers, including the Company, and semiconductor manufacturers that use the CMP process, may be required to attempt to obtain licenses from the holders of one or more of such patents, which may impede the adoption or use of CMP technology by semiconductor manufacturers. If the CMP process is not adopted on a widespread basis, or if alternatives to the CMP process emerge, or current non-CMP planarization technologies are improved to serve the industry's requirements, the Company's prospects and results of operations would be materially adversely affected.
See "--Dependence on the Company's CMP Systems," "--Dependence on New Product Development; Rapid Technological Change," "--Intellectual Property Rights," "Business--Industry Background" and "--Products."

MANAGEMENT OF GROWTH

  The Company has recently experienced a period of rapid growth. The number of employees of the Company has increased 114% from 195 at May 31, 1995 to 417 at November 30, 1996. This growth has resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as added pressures on the Company's operating and financial systems. If the Company is required to manufacture its systems in larger volumes, it may become more difficult for the Company to maintain its standards of quality and reliability, and delivery times for its systems may grow longer. Further, if the Company were to be unable to expand its manufacturing capacity to meet demand, orders in backlog may be cancelled and orders lost to competitors. The Company currently plans to hire a significant number of additional employees during fiscal 1997 and 1998. The Company's ability to manage future growth effectively and accomplish its overall goals will depend on its ability to hire additional management, technical and manufacturing personnel, to integrate its new employees into its overall operations and culture, and to continue to improve its operational, financial and management systems. If the Company is unable to manage growth effectively or hire or retain qualified personnel, the Company's business and results of operations would be materially adversely affected.

  To provide additional manufacturing capacity, the Company is constructing a manufacturing and office facility, consisting of approximately 135,000 square feet, in Chandler, Arizona. The new building, located on 13.5 acres recently purchased by the Company, will also include laboratory facilities and will serve as the Company's corporate headquarters. The Company expects to begin moving its operations into the new facility during the fourth quarter of fiscal 1997 and expects to complete the move by the end of the first quarter of fiscal 1998. As the Company transfers manufacturing capacity to its new facility, there is a possibility that normal operations of the Company may be interrupted. Although the Company has planned to continue manufacturing at its existing facility until its new facility is fully operational, there can be no assurances that the transfer of manufacturing and other operations to the new facility will not result in operational difficulties, such as delayed shipments or increased operating expenses, that could have a material adverse effect on the Company's results of operation. The transfer to the new facility will also result in higher operating costs and other fixed expenses related to the facility. There can be no assurances that the Company's future sales will increase sufficiently to compensate for these higher operating expenses. In addition, the Company's leases on its existing facilities in Chandler expire in August 1999 and April 2000. Pursuant to such leases, the Company is subject to certain provisions regarding termination of the leases. The Company may incur ongoing lease-related expenses, including penalty payments, until such time as it is released from the provisions. See "--Dependence on Key Personnel," "Business--Properties" and "--Employees."

SOLE OR LIMITED SOURCES OF SUPPLY

  The Company is dependent upon Fujimi Incorporated, a Japanese company, as the sole supplier of substantially all of the slurry and slurry components sold by the Company, consisting primarily of thin film memory disk polishing slurry. Approximately 47.1%, 43.4%, 19.7% and 15.6% of the Company's total revenue in fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, respectively, was derived from the sale of products, including both slurry and slurry components, consisting of vehicles (liquids) and abrasives (slurry and slurry components are collectively referred to as "slurries") supplied by Fujimi Incorporated. The inability of the Company to obtain products from Fujimi Incorporated on a timely basis or the termination of the relationship with Fujimi Incorporated would have a material adverse effect on the Company. The Company has the exclusive right to distribute Fujimi Incorporated thin film memory disk polishing slurry in North America until October 1, 1999.

  In addition, the Company has entered into a joint venture (the "Fujimi Joint Venture") with Fujimi Incorporated to sell certain products in North and South America, including slurries for the manufacture of silicon wafers and other products. The Company distributes thin film memory disk polishing slurry and related products supplied by Fujimi Incorporated in North America, while the Fujimi Joint Venture distributes other products supplied by Fujimi Incorporated. The Company accounts for its investment in the Fujimi Joint Venture on the equity method. During fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, the Company's share of the net earnings of the Fujimi Joint Venture was $205,000, $87,500, $445,000 and $832,000,
respectively. The Company does not have the legal right or practical ability to control the Fujimi Joint Venture. A termination of or deterioration in the relationship between the Company and Fujimi Incorporated or any reduction in the supply or increase in the cost of slurries from Fujimi Incorporated to the Company or the Fujimi Joint Venture would have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

  The Company earns commissions on the distribution in the U.S. and Europe of products supplied by the Far East Joint Venture. During fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, $2.1 million, $2.8 million, $6.3 million and $4.6 million, respectively, of the Company's total revenue was attributable to the distribution of such products. In addition, the Company purchases certain components used in its machines from the Far East Joint Venture. During fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, purchases of components from the Far East Joint Venture totaled $2.6 million, $3.0 million, $5.6 million and $2.9 million, respectively. A termination of or deterioration in the relationship between the Company and its Far East Joint Venture partner would have a material adverse effect on the Company's business prospects, results of operations and financial condition. See "--Reliance on the Performance of and Relationship with Far East Joint Venture."

  The Company relies to a substantial extent on outside suppliers to manufacture many of the components and subassemblies used in the Company's capital equipment, some of which are obtained from a single supplier or a limited group of suppliers. The Company's reliance on outside suppliers generally, and a sole or a limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. In the past, the Company has experienced delays in receiving materials from suppliers, sometimes resulting in delays in the delivery of products by the Company. Such delays, or other significant supplier or supply quality issues, may occur in the future, which could result in a material adverse effect on the Company. Because the manufacture of certain of these components and subassemblies is specialized and requires long lead times, there can be no assurance that delays or shortages caused by suppliers will not reoccur. Any inability to obtain adequate deliveries, or any other circumstance that would require the Company to seek alternative sources of supply or to manufacture such components internally, could delay shipment of the Company's products, increase its cost of goods sold and have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing and Suppliers."

DEPENDENCE ON KEY CUSTOMERS

  The Company's largest customer, Komag (a manufacturer of thin film memory disks), accounted for 20.8%, 20.6%, 17.8% and 13.6% of the Company's total revenue in fiscal years 1994, 1995, 1996 and the six months ended November 30, 1996, respectively. The Company has recently completed shipment of a large order of manual disk polishing machines to Komag, its largest customer. Komag is currently evaluating whether to purchase the automated machines recently introduced by the Far East Joint Venture. There can be no assurance that Komag will order such machines through the Company and any failure to do so will materially adversely affect the Company's results of operations. Hewlett-Packard (a CMP system customer) accounted for 11.2% of the Company's total revenue for the six months ended November 30, 1996. Two other customers accounted for 10% or more of the Company's total revenue in recent fiscal years: Akashic (a manufacturer of thin film memory disk media), represented 10.1% and 10.9% of the Company's total revenue for fiscal years 1994 and 1995, respectively, and Seagate (a manufacturer of disk drives), represented 11.3% of total revenue in fiscal 1994. The Company's ten largest customers accounted for, in the aggregate, 69.3%, 66.9%, 64.4% and 64.2% of the Company's total revenue in fiscal years 1994, 1995, 1996 and the six months ended November 30, 1996, respectively. The loss of, or a significant curtailment of purchases by, one or more of the Company's key customers would materially adversely affect the Company's business and results of operations. See "--Dependence on New Product Development; Rapid Technological Change," "Business--Customers" and "-- Sales and Marketing."

  The Company expects that sales of its products to relatively few customers will continue to account for a high percentage of its revenue in the foreseeable future. In addition, in certain of the markets the Company targets, such as the CMP, thin film memory disk and silicon wafer markets, there are relatively few potential customers. Generally, the Company has not entered into long-term agreements with its customers. In addition, as purchases related to a particular new, expanded or upgraded facility are completed, sales to that customer may decrease sharply. If completed orders are not replaced on a timely basis by new orders from the same or other customers, the Company's revenue could be materially adversely affected. See "--Fluctuations in Quarterly Operating Results" and "Business--Customers."

INTERNATIONAL BUSINESS

  In fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, 16.7%, 17.3%, 21.7% and 28.2%, respectively, of the Company's total revenue was attributable to sales outside the United States. In addition, under certain circumstances, products sold to U.S. customers are shipped to those customers' overseas facilities. The Company expects that international sales will continue to represent a significant portion of its total revenue. Sales to customers outside the United States are subject to numerous risks, including exposure to currency fluctuations, the imposition of government controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes typically associated with foreign sales, the greater difficulty of administering business overseas and general economic conditions. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States. Moreover, slurries marketed and distributed by both the Company and the Fujimi Joint Venture are purchased from Fujimi Incorporated, a Japanese company. The Company also purchases in Japanese yen certain equipment from the Far East Joint Venture that the Company then sells in the U.S. and Europe. Fluctuations in exchange rates have in the past resulted, and may in the future result, in increases in the cost to the Company of such products. The results of operations of the Company's foreign subsidiaries and its equity in the net earnings of the Far East Joint Venture are translated for financial statement purposes based upon average exchange rates during the period covered. As a result, fluctuations in exchange rates may have an adverse effect on the Company's results of operations. Also, because the value of the net assets of the Company's foreign subsidiaries and its equity interest in the Far East Joint Venture fluctuate based upon exchange rates, fluctuations in exchange rates may have an adverse effect on the Company's shareholders' equity. See "-- Reliance on the Performance of and Relationship with Far East Joint Venture" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent upon certain senior management and technical personnel. The loss of the services of one or more of these key persons could have a material adverse effect on the Company. Although the Company has employment agreements with certain of these key employees, such agreements are terminable at will by the employee. The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, and marketing personnel. Competition for such personnel in the Company's industry is intense and the companies with which the Company competes are often larger and more established than the Company. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel. See "Business--Employees" and "Management."

INTELLECTUAL PROPERTY RIGHTS

  Although the Company currently holds numerous United States patents and additional foreign patents in Japan and several Asian and European countries and has several United States patent applications and foreign patent applications pending, the Company believes that patents are of less significance in its industry than such factors as continued innovation, technical expertise and know-how of its personnel and other factors. Moreover, there can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held or acquired by the Company will be sufficiently broad to protect the Company's technologies. In addition, no assurance can be given that any existing or future patents issued to the Company will not be challenged, invalidated, or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. In that event, the Company's results of operations could be adversely affected. Moreover, the Company may choose to incur significant costs in an attempt to defend its patent rights.

  In addition, although the Company believes that its products do not infringe any valid existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. There also may be pending patent applications or issued patents of which the Company is not aware, and which would require the Company to license or challenge such patents, at significant expense to the Company. There can be no assurance that any such license would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. See "Business--Intellectual Property."

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used in research and development. In addition, a number of slurries and other materials sold by the Company and used by the Company's customers on equipment manufactured by the Company are substances subject to such regulation. Public attention has increasingly been focused on the environmental impact of operations that use hazardous materials. Failure to comply with present or future regulations could result in substantial liability to the Company. In addition, new laws, rules and regulations could be adopted that could result in significant expense to the Company in the conduct of its business.

CONTROL BY EXISTING SHAREHOLDERS

  Following the offering, Mr. Farley, his spouse and adult children will, in the aggregate beneficially own approximately 34.2% of the Company's outstanding shares (approximately 33.0% assuming the full exercise of the Underwriters' over allotment option). Further, following this offering, the Company's executive officers, directors and principal shareholders (exclusive of shares beneficially owned by Mr. Farley's adult children) will, in the aggregate, beneficially own approximately 30.1% of the Company's outstanding shares of Common Stock (approximately 29.0% assuming the full exercise of the Underwriters' over allotment option). As a result, these shareholders, if acting together, would be able to determine the outcome of most matters requiring approval by the shareholders of the Company, including the election of the directors and other actions by shareholders with respect to the business and affairs of the Company. In addition, the voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See
"Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

POSSIBLE ISSUANCE OF PREFERRED STOCK

  The Board of Directors has authority to issue up to 1,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

  The market price of the Common Stock is subject to significant fluctuations in response to the Company's operating results and other factors, including: announcements of developments related to the Company's business; fluctuations in the Company's order levels; general conditions in the technology industries or the worldwide economy; announcements of technological innovations; new products or product enhancements by the Company or its competitors; developments in patents or other intellectual property rights; and developments in the Company's relationships with its joint venture partners, customers, distributors and suppliers. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of shares in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 12,662,485 shares of Common Stock outstanding. Of these shares, 8,487,492 shares, including the 3,000,000 shares sold in this offering, will generally be freely tradeable without restriction, including shares that are freely tradeable pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"). In addition, 4,174,993 shares of Common Stock are tradeable pursuant to the provisions of Rule 144 under the Securities Act. Under certain lock-up agreements with the underwriters, certain shareholders, owning 5,613,883 shares in the aggregate after the offering, have agreed that they will not, without the prior written consent of Lehman Brothers Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 90 days after the effective date of the Registration Statement of which this Prospectus forms a part. See "Underwriting."

                                  THE COMPANY

  The Company was incorporated in Illinois in 1959 as SpeedLap Corporation. SpeedFam International, Inc. is a holding company operating through three wholly owned subsidiaries, and also owns interests in two joint ventures. The Company operates through SpeedFam Corporation in the U.S. ("SpeedFam U.S.") and SpeedFam Limited ("SpeedFam U.K.") and SpeedFam GmbH ("SpeedFam Germany") in Europe. SpeedFam International, Inc. owns 50% of each of two joint ventures, the Far East Joint Venture and the Fujimi Joint Venture. The Far East Joint Venture primarily produces and sells products in the Far East similar to those produced by the Company, and the Fujimi Joint Venture sells slurries and pads in North America.

  Unless the context otherwise requires, the "Company" and "SpeedFam" refer only to SpeedFam International, Inc., an Illinois corporation, and its wholly owned subsidiaries. The Company's principal executive offices are located at 7406 West Detroit, Chandler, Arizona 85226 and its telephone number is (602) 961-2175.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,050,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $63.8 million ($77.9 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

  A portion of the net proceeds will be used by the Company to fund the construction and equipping of a new corporate headquarters and manufacturing facility in Chandler, Arizona. The Company presently estimates that the total costs to be incurred for this project will be approximately $20.4 million. Through February 11, 1997, the Company has spent approximately $8.5 million in land and costs to construct the new facility. In addition, approximately $8.0 million of net proceeds is estimated to be used for capital expenditures.

  The Company intends to use $2.2 million of the net proceeds to repay borrowings under a working capital revolving line of credit, bearing interest at 6.73%, at February 11, 1997 and approximately $600,000 to repay long-term debt bearing interest at 9.25%.

  The Company expects to use the remaining net proceeds of this offering for working capital and for other general corporate purposes. The Company may also use a portion of the net proceeds to fund acquisitions of businesses, divisions of companies or technologies complementary to those of the Company, although there are no current agreements or commitments with respect to any such transactions. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing securities. The Company continually evaluates its financial position and financing alternatives. The Company may, in the future, raise additional funds through bank financing and the sale of equity securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SFAM." Public trading of the Common Stock commenced on October 10, 1995. Prior to that time, there was no public market for the Company's Common Stock. The following table sets forth the high and low closing sale prices for the Common Stock as reported by Nasdaq for the periods indicated:

                                                                  HIGH     LOW
                                                                -------- -------
      Fiscal 1996
        Second Quarter (from October 10, 1995)................. $18 1/4  $11 1/8
        Third Quarter..........................................  16 1/2    9 1/2
        Fourth Quarter.........................................  22       12
      Fiscal 1997
        First Quarter.......................................... $20 1/8   11 1/8
        Second Quarter.........................................  23 5/16  10 7/8
        Third Quarter (through February 13, 1997)..............  39 3/8   20 7/8

  On February 13, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $33.25 per share. As of February 11, 1997, there were 119 holders of record of the Common Stock.

  The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. Payment of dividends in the future, if any, will be made at the discretion of the Board of Directors of the Company. Such decisions will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of November 30, 1996 and as adjusted to reflect the sale of the 2,050,000 shares of Common Stock offered by the Company hereby and the application of a portion of the estimated net proceeds therefrom (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) as described under "Use of Proceeds."

                                                              NOVEMBER 30, 1996
                                                             -------------------
                                                             ACTUAL  AS ADJUSTED
                                                             ------- -----------
                                                               (in thousands)
Long-term debt, net of current portion.....................  $ 2,200  $     --
                                                             -------  --------
Shareholders' equity:
Preferred stock, no par value, 1,000,000 shares authorized;
 no shares issued or outstanding...........................       --        --
Common Stock, no par value, 20,000,000 shares authorized;
 10,612,485 shares issued and outstanding, actual;
 12,662,485 shares issued
 and outstanding, as adjusted(1)...........................        1         1
Additional paid-in capital.................................   26,787    90,590
Retained earnings..........................................   38,068    38,068
Foreign currency translation adjustment....................    3,289     3,289
                                                             -------  --------
  Total shareholders' equity...............................   68,145   131,948
                                                             -------  --------
    Total capitalization...................................  $70,345  $131,948
                                                             =======  ========

--------
(1) Based on shares of Common Stock outstanding at November 30, 1996. Excludes an aggregate of 2,802,216 shares of Common Stock reserved for issuance under the Company's employee benefit plans, of which options to acquire 1,216,880 shares of Common Stock were outstanding at November 30, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated statement of earnings data for the years ended May 31, 1994, 1995 and 1996 and the consolidated balance sheet data as of May 31, 1995 and 1996 are derived from the Company's consolidated financial statements and notes thereto which have been audited by KPMG Peat Marwick LLP, independent public accountants and are included elsewhere in this Prospectus. The consolidated statement of earnings data for the years ended May 31, 1992 and 1993 and the consolidated balance sheet data as of May 31, 1992, 1993 and 1994 are derived from the Company's consolidated financial statements which have been audited by KPMG Peat Marwick LLP but are not included herein. The consolidated balance sheet data at November 30, 1996, and the statements of operations data for the six months ended November 30, 1995 and November 30, 1996, have been derived from unaudited consolidated financial statements which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations of the Company for those periods. The statements of operations data for interim periods are not necessarily indicative of results for subsequent periods or the full year. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's consolidated financial statements, appearing elsewhere in this Prospectus.

                                                                               SIX MONTHS
                                                                                  ENDED
                                     YEAR ENDED MAY 31,                       NOVEMBER 30,
                          -------------------------------------------------  ----------------
                           1992     1993       1994        1995      1996     1995     1996
                          -------  -------    -------     -------  --------  -------  -------
                                   (in thousands, except per share data)
REVENUE:
Net sales...............  $36,178  $42,542    $49,247     $57,021  $113,880  $42,270  $74,283
Commissions.............    3,431      772      2,134       2,757     6,290      984    4,564
                          -------  -------    -------     -------  --------  -------  -------
Total revenue...........   39,609   43,314     51,381      59,778   120,170   43,254   78,847
Cost of sales...........   28,059   32,472     38,945      45,494    78,661   31,186   49,873
                          -------  -------    -------     -------  --------  -------  -------
  Gross margin..........   11,550   10,842     12,436      14,284    41,509   12,068   28,974
OPERATING EXPENSES:
Research, development
 and engineering........    1,032    1,778      2,267       2,740    11,496    3,497    7,895
Selling, general and
 administrative
 expenses...............   10,687    8,545      8,988       9,948    18,922    6,862   13,481
                          -------  -------    -------     -------  --------  -------  -------
Operating profit (loss).     (169)     519      1,181       1,596    11,091    1,709    7,598
Interest expense........     (878)    (824)      (697)       (959)     (691)    (525)    (124)
Other income (expense),
net.....................      442      433(2)     974           6       483     (304)    (342)
                          -------  -------    -------     -------  --------  -------  -------
Earnings (loss) from
 consolidated companies
 before income taxes and
 cumulative effect of
 change in accounting
 principle..............     (605)     128      1,458         643    10,883      880    7,132
Income tax expense
(benefit)...............      171      573       (160)(3)     186     4,266      386    2,766
                          -------  -------    -------     -------  --------  -------  -------
Earnings (loss) from
 consolidated companies
 before cumulative
 effect of change in
 accounting principle...     (776)    (445)     1,618         457     6,617      494    4,366
Equity in net earnings
 (loss) of
 affiliates(1)..........    1,830      (45)       655       1,187     5,204    1,835    4,455
Cumulative effect of
 change in accounting
 principle for income
 taxes..................       --       --         78          --        --       --       --
                          -------  -------    -------     -------  --------  -------  -------
Net earnings (loss).....  $ 1,054  $  (490)   $ 2,351     $ 1,644  $ 11,821  $ 2,329  $ 8,821
                          =======  =======    =======     =======  ========  =======  =======
Net earnings (loss) per
share...................  $  0.14  $ (0.06)   $  0.31     $  0.20  $   1.16  $  0.26  $  0.78
                          =======  =======    =======     =======  ========  =======  =======
Weighted average common
 and common equivalent
 shares.................    7,632    7,615      7,619       8,146    10,159    9,084   11,296
                          =======  =======    =======     =======  ========  =======  =======

                                           MAY 31,                  NOVEMBER 30,
                           ---------------------------------------- ------------
                            1992    1993    1994    1995     1996       1996
                           ------- ------- ------- ------- -------- ------------
                                              (in thousands)
CONSOLIDATED BALANCE
SHEET DATA:
Working capital..........  $ 6,503 $ 5,944 $ 9,980 $11,072 $ 31,193   $ 32,009
Total assets.............   35,136  35,715  45,709  60,029  107,984    111,743
Long-term obligations,
 less current maturities.    8,358   8,133   9,716  10,362    2,593      2,200
Shareholders' equity.....   14,339  15,669  18,576  23,037   60,039     68,145

--------
(1) Includes $1,584,000, ($285,000), $450,000, $1,100,000, $4,759,000,
    $1,752,000 and $3,623,000 for the 1992 through 1996 fiscal years and the six months ended November 30, 1995 and 1996, respectively, attributable to the Company's share of net earnings (loss) from the Far East Joint Venture, accounted for on the equity method. See "Joint Venture Arrangements," the consolidated financial statements of the Far East Joint Venture and the unaudited interim consolidated financial statements of the Company included elsewhere herein. The remainder represents the Company's share of net earnings from the Fujimi Joint Venture.

(2) Reflects charges of $300,000 related to the bankruptcy of a subsidiary operating in Switzerland.

(3) Reflects income tax benefit of $740,000 related to the bankruptcy of a subsidiary operating in Switzerland.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  SpeedFam designs, develops, manufactures, markets and services chemical mechanical polishing, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, the Company markets and distributes parts and expendables and slurries. The Company's total revenue consists of net sales in two business segments: (i) equipment, parts and expendables, and (ii) slurries, as well as commissions earned on the distribution in the U.S. and Europe of products of the Far East Joint Venture. Sales of the Company's products are recorded upon shipment or when the product is accepted by the customer, provided that no significant obligations remain outstanding and collection of the related receivable is deemed probable. The Company accrues estimated warranty and installation expenses for each equipment and system order at the time the order is shipped.

  Equipment, parts and expendables consist of capital equipment manufactured by the Company, spare parts for that equipment and expendable products, such as bearings, grinding stones, lapping plates, workpiece carriers, seals, retaining rings, workholders and polishing pads. During fiscal year 1994, 1995, 1996 and the six months ended November 30, 1996, 49.4%, 52.3%, 77.3% and
83.0%, respectively, of the Company's net sales was attributable to the sale of capital equipment, parts and expendables. Historically, the gross margin for products in this segment has been significantly higher than that for slurries. The Company began development of its original CMP product, the CMP-V, in 1990. The Company initiated volume shipments of the CMP-V in 1994. Shipments of the Auriga began in the second quarter of fiscal 1997. Through November 30, 1996, the Company had shipped four Auriga systems. The Company's CMP systems accounted for 7.9%, 34.7% and 44.5% of net sales for fiscal 1995, 1996 and the six months ended November 30, 1996, respectively. The Company's CMP systems generally have gross margins higher than those of the Company's other capital equipment products.

  Slurries consist of polishing slurry and slurry components (including vehicles and abrasives) used in surface processing. During fiscal year 1994, 1995, 1996 and the six months ended November 30, 1996, 50.6%, 47.7%, 22.7% and
17.0%, respectively, of the Company's net sales was attributable to sales of slurries. Substantially all of the slurries sold by the Company are manufactured by Fujimi Incorporated. Historically, the gross margin for slurries has been significantly lower than that for equipment, parts and expendables. In recent years, the Company has experienced severe competitive pressure in the sale of slurries and has been required to reduce prices. In addition, the Company has experienced increased slurry costs.

  Commissions from affiliate ("commissions") consist primarily of revenue derived from the distribution by the Company in the U.S. and Europe of products of the Far East Joint Venture for which the Company acts as sales agent. Certain capital equipment marketed and distributed by the Company is produced solely by the Far East Joint Venture. The Company distributes such products throughout the U.S. and Europe and receives commissions thereon. Such amount reflects the difference between the imported equipment's cost to the Company and sales price to the customer. For fiscal 1995, 1996 and the six months ended November 30, 1996, commissions accounted for 4.6%, 5.2%, 5.8%, respectively, of total revenue.

  In fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, 16.7%, 17.3%, 21.7% and 28.2%, respectively, of the Company's total revenue was attributable to sales outside the United States. In particular, in the six months ended November 30, 1996, 16.0% of the Company's total revenue was attributable to sales made to European markets and 12.2% was attributable to sales to markets in the Far East. In fiscal 1993, the Company incurred charges of $300,000 related to the bankruptcy of a subsidiary of the Company, FamTec AG, operating in Switzerland. In fiscal 1994, the Company wrote off its investment in FamTec AG. The net liabilities of FamTec AG and the removal of the foreign currency translation adjustment from consolidated shareholders' equity resulted in a pretax gain of $303,000 and an income tax benefit of $740,000 in fiscal 1994. See "Business--Legal Proceedings."

  The Company generally enters into foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies, principally in Japanese yen. The terms of the contracts are rarely more than one year. Currency variations have had an immaterial effect on the Company's results of operations for the periods presented. The results of operations of the Company's foreign subsidiaries and its equity in the net earnings of the Far East Joint Venture are translated for financial statement purposes based upon average exchange rates during the period covered. As a result, fluctuations in exchange rates may have an adverse effect on the Company's results of operations. Net assets of the Company's foreign subsidiaries and 50% of the net assets of the Far East Joint Venture were approximately $24.1 million at October 31, 1996 (the end of the second quarter of fiscal 1997 of such entities).

  The Company owns a 50% interest in both the Far East Joint Venture and the Fujimi Joint Venture. The Company's equity interests in the joint ventures are accounted for on the equity method. As a result, the Company's share of the net earnings of the Far East Joint Venture and the Fujimi Joint Venture appear in the "Equity in net earnings of affiliates" caption on the Company's consolidated statements of earnings. Neither the Far East Joint Venture nor the Fujimi Joint Venture has paid significant dividends in the past and both are expected to retain substantially all earnings in the foreseeable future. The Company's share of the net earnings of the Far East Joint Venture has not in the past resulted and is not expected in the future to result in a like effect on the cash flows of the Company. At November 30, 1996, the Company's equity interest in the Far East Joint Venture was $20.3 million, representing 18.2% of the Company's total assets and 29.8% of shareholders' equity. The net earnings of the Company in the past have been substantially influenced by the results of operations of the Far East Joint Venture and can be expected to continue to be so influenced in the future. In addition, in recent quarters the equity in net earnings of affiliates attributable to the Company's joint ventures has increased substantially, primarily as a result of increased earnings of the Far East Joint Venture which has increased for a number of reasons, including a high level of sales of polishing machines into the glass disk market and edge polishing machines into the semiconductor wafer market, increased shipments of manual disk polishing machines into the U.S. market and increased commission revenue resulting from the sale in the Far East of CMP systems manufactured by the Company. The Company does not expect that sales of glass disk polishing machines and edge polishing machines will remain at such levels. Further, the Company expects that sales into the U.S. of manual disk polishing machines manufactured by the Far East Joint Venture will decrease as a result of the evolution from manual polishing machines to automated polishing machines. As a result, the Company expects that the Far East Joint Venture's revenues and earnings may decline in the next few quarters as compared to recent quarters, which could have a material adverse effect on the results of operations of the Company. See "Joint Venture Arrangements" and the consolidated financial statements of SpeedFam Co., Ltd. included elsewhere herein.

  Historically, a disproportionate share of the Company's revenue and operating profit has been attributable to the last two quarters of the Company's fiscal year, primarily the fourth quarter. However, the Company does not expect that the third and fourth quarters of fiscal 1997 will have as disproportionate an impact on the results of operations of the Company as has historically been the case.

  The Company believes that the market for thin film memory disk equipment is evolving from manual load/unload machines to automated load/unload machines. In addition, the Company believes that a manual disk polishing machine that has comprised a significant percentage of its equipment sales to the thin film memory disk market will, in the future, represent a smaller percentage of net sales as the Company's customers replace such machine with an alternative manual machine or an automated disk polishing machine, neither of which product is manufactured by the Company in the U.S., resulting in a material adverse effect on the Company's results of operations. The Company currently offers both manual and automated machines; however, the automated machines marketed by the Company have only recently been introduced and are currently manufactured exclusively by the Far East Joint Venture and there can be no assurance that such machine will gain customer acceptance. The Company is currently evaluating whether to begin producing automated machines in the U.S., although it expects that any decision to do so will take a substantial period of time to implement. Further, there are no assurances that the Company will decide to produce such machines in the U.S. As a result, in the near term and for so long as the Company does not produce automated machines in the U.S., revenue attributable to the sale of automated machines by the Company, if any, will be recognized as commission revenue which represents a small percentage of the total sales price. As a result, customer decisions to purchase automated machines from the Company instead of manual machines will result in lower revenues than would be the case if such machines were manufactured by the Company in the U.S.

  Certain manufacturers of thin film memory disk media have begun using slurry formulations to achieve the desired surface characteristics that the Company does not currently sell. Although the Company is working with Fujimi Incorporated, its supplier of memory disk slurry, to develop new slurry formulations there is no assurance that it will be able to do so. Further, there is no assurance that any new slurry product introduced will be acceptable to memory disk manufacturers or, even if acceptable, that such manufacturers would substitute such product for those currently in use. As a result, the Company expects that sales of slurries to the thin film memory disk media market will decline in the near-term, which will have an adverse effect on the results of operations of the Company.

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statements of earnings data for the periods indicated as a percentage of total revenue:

                                                                  SIX MONTHS
                                                                     ENDED
                                              YEARS ENDED MAY      NOVEMBER
                                                    31,               30,
                                             -------------------  ------------
                                             1994   1995   1996   1995   1996
                                             -----  -----  -----  -----  -----
REVENUE:
Net sales...................................  95.8%  95.4%  94.8%  97.7%  94.2%
Commissions.................................   4.2    4.6    5.2    2.3    5.8
                                             -----  -----  -----  -----  -----
Total revenue............................... 100.0  100.0  100.0  100.0  100.0
Cost of sales...............................  75.8   76.1   65.5   72.1   63.3
                                             -----  -----  -----  -----  -----
  Gross margin..............................  24.2   23.9   34.5   27.9   36.7
OPERATING EXPENSES:
Research, development and engineering.......   4.4    4.6    9.6    8.1   10.0
Selling, general and administrative
expenses....................................  17.5   16.6   15.7   15.9   17.1
                                             -----  -----  -----  -----  -----
Operating profit............................   2.3    2.7    9.2    3.9    9.6
Interest expense............................  (1.4)  (1.6)  (0.6)  (1.2)  (0.2)
Other income (expense), net.................   1.9     --    0.4   (0.7)  (0.4)
                                             -----  -----  -----  -----  -----
Earnings from consolidated companies before
 income taxes and cumulative effect of
 change in accounting principle.............   2.8    1.1    9.0    2.0    9.0
Income tax expense (benefit)................  (0.3)   0.3    3.5    0.9    3.5
                                             -----  -----  -----  -----  -----
Earnings from consolidated companies before
 cumulative effect of change in accounting
 principle..................................   3.1    0.8    5.5    1.1    5.5
Equity in net earnings of affiliates........   1.3    2.0    4.3    4.2    5.7
Cumulative effect of change in accounting
 principle for income tax...................   0.2     --     --     --     --
                                             -----  -----  -----  -----  -----
Net earnings................................   4.6%   2.8%   9.8%   5.3%  11.2%
                                             =====  =====  =====  =====  =====

SIX MONTHS ENDED NOVEMBER 30, 1996 COMPARED WITH SIX MONTHS ENDED NOVEMBER 30, 1995

  Net Sales. Net sales for the six months ended November 30, 1996 were $74.3 million, up 75.7% over net sales of $42.3 million for the similar period in fiscal 1996. Equipment, parts and expendables accounted for 83.0% of net sales in the first six months of fiscal 1997 compared to 70.9% in the same period of fiscal 1996. CMP planarization equipment accounted for a significant portion of this sales growth. In addition to the significant increase in CMP equipment sales to semiconductor manufacturers, net sales for the six month period have increased due to higher levels of equipment shipments to the thin film memory disk media market. As a result, sales of related equipment, parts and expendables have also increased in fiscal 1997 over fiscal 1996. Sales of slurries as a percent of net sales decreased to 17.0% in the first six months of fiscal 1997 from 29.1% in the comparable period of fiscal 1996.

  Commissions from Affiliate. Commissions from affiliate increased to $4.6 million in the first six months of fiscal 1997 compared to $984,000 in the first six months of fiscal 1996. The increase, as compared to the respective period in fiscal 1996, was due primarily to the expanding demands in the silicon wafer industry for edge polishing systems developed and manufactured by the Far East Joint Venture. In addition, sales of cleaning and polishing systems, also produced by the Far East Joint Venture, to customers in the thin film memory disk media market increased significantly in the first six months of fiscal 1997 over the same period in the prior year.

  Gross Margin. For the first six months of fiscal 1997, gross margin was $29.0 million or 36.7% of total revenue compared to $12.1 million or 27.9% of total revenue for the first six months of fiscal 1996. The increase in gross margin is attributable to a continued shift in revenue mix to higher-margin equipment, especially systems for CMP planarization of semiconductor devices. Other factors which have increased gross margin included higher commission revenue as well as continued improvement in manufacturing efficiencies in the U.S. manufacturing plants.

  Research, Development and Engineering. In the six months ended November 30, 1996, research, development and engineering expense increased to $7.9 million or 10.0% of total revenue compared to $3.5 million or 8.1% of total revenue in the first six months of fiscal 1996. The increase in both the dollar amount and the expense as a percent of total revenue is a result of the continued investment in the development of the CMP process and other products for key markets. Such expenditures have resulted in the development and sale of the Auriga machine and the recent introduction of the Company's post-CMP cleaning system, the Capella.

  Selling, General and Administrative. Selling, general and administrative expense increased 96.5% to $13.5 million in the first six months of fiscal 1997 from $6.9 million in the corresponding period in the prior year. As a percentage of total revenue, selling, general and administrative expense increased to 17.1% from 15.9% in the first six months of fiscal 1996. Higher levels of spending were required to support the sales growth in the first six months of fiscal 1997. This increase in selling, general and administrative expense as a percentage of revenue reflects continued investments in sales, support and service organizations and administrative infrastructure, as well as increased commissions paid to the Far East Joint Venture as a result of increased sales of equipment manufactured by the Company and exported to Far East customers through the Far East Joint Venture.

  Interest Expense. The decrease in interest expense for the six months ended November 30, 1996, was due to the significant reduction of long-term debt since the end of the first quarter of fiscal 1996 using funds received primarily from the initial public offering completed in October 1995.

  Other Income (Expense), Net. Other expense increased to $342,000 in the first six months of fiscal 1997 from $304,000 in the comparable period of fiscal 1996. Other expense for the first six months of fiscal 1997 consists primarily of charges associated with a proposed secondary offering which was subsequently canceled. These charges were partially offset by interest income.

  Equity in Net Earnings of Affiliates. Equity in net earnings of affiliates increased to $4.5 million in the first six months of fiscal 1997 from $1.8 million in the corresponding period in the prior year. Demand continued to be strong for products sold to the thin film memory and semiconductor wafer industries by the Far East Joint Venture. In addition, the Company's share of the net earnings of the Fujimi Joint Venture were significantly higher than in the comparable period of fiscal 1996 due to increased sales and improved margins realized during the first half of fiscal 1997 on slurry products sold by the Fujimi Joint Venture to the U.S. silicon wafer market.

FISCAL 1996 COMPARED WITH FISCAL 1995

  Net Sales. Net sales for the fiscal year ended May 31, 1996 were $113.9 million, up 99.7% over net sales of $57.0 million in fiscal 1995. Equipment, parts and expendables accounted for 77.3% of net sales in fiscal 1996 compared to 52.3% in fiscal 1995. CMP-V sales accounted for 34.7% of net sales in fiscal 1996, from 7.9% in fiscal 1995. In addition to the significant increase in CMP-V sales to semiconductor manufacturers, net sales increased due to industry growth in the thin film memory disk media and semiconductor wafer markets. As a result, sales of related equipment, parts and expendables also increased in fiscal 1996 over fiscal 1995. Sales of slurries as a percent of net sales decreased to 22.7% in fiscal 1996 from 47.7% in fiscal 1995. The Company's backlog as of May 31, 1996 was $72.8 million, an increase of 56.2% from $46.6 million as of May 31, 1995.

  Commissions from Affiliate. Commissions from affiliate increased to $6.3 million in the year ended May 31, 1996, compared to $2.8 million in the year ended May 31, 1995. The increase in fiscal 1996, as compared to fiscal 1995, was due primarily to the increasing demand of the silicon wafer industry to meet that industry's capacity requirements, and increased demand for certain technologies developed and manufactured by the Far East Joint Venture.

  Gross Margin. In fiscal 1996, gross margin was $41.5 million or 34.5% of total revenue compared to $14.3 million or 23.9% of total revenue in fiscal 1995. In addition to higher sales levels, gross margin has increased due to a considerable shift towards higher margin products in the equipment, parts and expendables segment, particularly the CMP-V planarization system.

  Research, Development and Engineering. In the year ended May 31, 1996, research, development and engineering expense increased to $11.5 million or 9.6% of total revenue compared to $2.7 million or 4.6% of total revenue in fiscal 1995. The Company has committed significant resources to the continued development of the CMP process and other related technologies. The Company believes that increased spending in research, development and engineering, including providing required technical support services for needs of customers, are all major factors to continued CMP-V sales growth.

  Selling, General and Administrative. In fiscal 1996, selling general and administrative expense increased to $18.9 million from $9.9 million in fiscal 1995. In fiscal 1996, selling, general and administrative expense decreased as a percent of total revenue compared to fiscal 1995 due to the significantly higher level of sales between the same periods. However, higher levels of spending were required to support this sales growth including additional administrative and sales personnel, new service and sales locations, and distributor commissions to the Far East Joint Venture on export sales from the U.S. to the Far East region.

  Interest Expense. In the year ended May 31, 1996, interest expense decreased to $691,000 from $959,000 in fiscal 1995. The decrease was due to the retirement of the outstanding balance of a revolving line of credit and the retirement of long-term debt payable to a former director.

  Other Income, Net. Other income increased to $483,000 in fiscal 1996 from $6,000 in fiscal 1995. In fiscal 1995, the Company incurred a $350,000 foreign exchange loss on several import equipment orders. The remaining increase is due primarily to additional interest income earned on the investment of proceeds received upon completion of the Company's initial public offering of Common Stock in October 1995.

  Provision for Income Taxes. The Company's effective tax rate in fiscal 1996 was 39%, compared to 29% in fiscal 1995. The Company's effective income tax rate in fiscal 1996 differs from the Federal statutory rate primarily as a result of state taxes, net of the U.S. federal benefit.

  Equity in Net Earnings of Affiliate. For the year ended May 31, 1996, equity in net earnings of affiliates increased to $5.2 million compared to $1.2 million in the year ended May 31, 1995. The increase is attributed to a continued strong demand for products sold to the thin film memory and semiconductor wafer industries by the Far East Joint Venture. In addition, profits of the Far East Joint Venture have increased due to improvements in manufacturing, cost reduction programs and a lower effective tax rate.

FISCAL 1995 COMPARED WITH FISCAL 1994

  Net Sales. Net sales increased 15.8% to $57.0 million in fiscal 1995 from $49.2 million in fiscal 1994. The increase was primarily attributable to a $5.5 million increase in equipment, parts and expendables sales to $29.8 million in fiscal 1995 from $24.3 million in fiscal 1994. A significant portion of this increase was due to higher CMP-V sales. The increase also reflects strong equipment demand from the semiconductor wafer and thin film memory disk industries due to those industries' expansion of manufacturing capacity. Slurries sales increased $2.3 million in fiscal 1995 to $27.2 million from $24.9 million in fiscal 1994 primarily as a result of an increase in unit sales partially offset by a decrease in unit selling prices. European sales increased 20.9% to

$10.4 million in fiscal 1995 from $8.6 million in fiscal 1994, primarily due to increased sales of slurries to semiconductor wafer manufacturers.

  Commissions. Commissions increased 29.2% to $2.8 million in fiscal 1995 from $2.1 million in fiscal 1994, due to increased shipments of systems produced by the Far East Joint Venture, primarily to U.S. manufacturers of semiconductor wafers.

  Gross Margin. Gross margin increased to $14.3 million in fiscal 1995 from $12.4 million in fiscal 1994 due to higher sales volume in both business segments. As a percentage of total revenue, gross margin decreased to 23.9% in fiscal 1995 from 24.2% in fiscal 1994. The decrease was primarily attributable to increased slurries unit costs and decreased unit sale prices. This decline was partially offset by increased equipment, parts and expendables sales as a percentage of total revenue, which traditionally have higher gross margins than slurries.

  Research, Development and Engineering. Research, development and engineering expenses increased 20.9% to $2.7 million in fiscal 1995 from $2.3 million in fiscal 1994. The majority of the expenses relate to the continued development of the CMP-V and CMP process technology. In addition, the Company invested in the development of proprietary slurries and the enhancement of existing machines for the thin film memory disk and precision optics markets. As a percentage of total revenue, research, development and engineering expenses increased to 4.6% in fiscal 1995 from 4.4% in fiscal 1994.

  Selling, General and Administrative. Selling, general and administrative expenses increased 10.7% to $9.9 million in fiscal 1995 from $9.0 million in fiscal 1994, primarily as a result of increased expenses related to the expansion of marketing, sales and customer support functions, the addition of new office and assembly facilities and the upgrading of management information systems, all of which were primarily related to the CMP-V. As a percentage of total revenue, selling, general and administrative expenses decreased to 16.6% in fiscal 1995 from 17.5% in fiscal 1994 as a result of a larger total revenue base.

  Interest Expense. Interest expense increased 37.6% to $959,000 in fiscal 1995 from $697,000 in fiscal 1994. This increase was the result of increased borrowings under a revolving line of credit and higher short-term interest rates. As a percentage of total revenue, interest expense increased to 1.6% in 1995 from 1.4% in 1994.

  Other Income, Net. Other income, net decreased 99.4% to $6,000 in fiscal 1995 from $974,000 in fiscal 1994. The most significant change resulted from a $350,000 foreign exchange loss incurred on several import equipment orders.

  Provision for Income Taxes. The Company's effective tax rate in fiscal 1995 was 29%, compared to (11%) in fiscal 1994. The Company's effective income tax rate in fiscal 1995 differs from the Federal statutory rate primarily as a result of the tax benefit from the foreign sales corporation. The fiscal 1994 effective tax rate differs from the Federal statutory rate primarily as a result of the tax benefit recognized upon the disposal of FamTec AG. The benefit arose from the write-off and resulting deduction of the Company's investment in FamTec AG for U.S. tax purposes.

  Equity in Net Earnings (Loss) of Affiliates. Equity in net earnings (loss) of affiliates increased 81.2% to $1.2 million in fiscal 1995 from $655,000 in fiscal 1994. The increase was primarily attributable to increased sales of equipment, parts and expendables to the Far East semiconductor industry by the Far East Joint Venture. Introduction of new and enhanced equipment and systems as well as improving conditions in the semiconductor equipment market in the Far East led to increases in sales and profits.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited consolidated quarterly financial information for the ten quarters ended November 30, 1996 and such information expressed as a percentage of total revenue. In the opinion of the Company's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                    FISCAL 1995                          FISCAL 1996                 FISCAL 1997
                          -----------------------------------  ----------------------------------  ----------------
                          AUG. 31  NOV. 30   FEB. 28  MAY 31   AUG. 31  NOV. 30  FEB. 29  MAY 31   AUG. 31  NOV. 30
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
                                                          (in thousands)
CONSOLIDATED STATEMENTS
 OF EARNINGS DATA:
  Net sales.............  $13,751  $12,918   $12,327  $18,025  $17,633  $24,637  $30,083  $41,527  $38,059  $36,227
  Commissions...........      202      162       679    1,714      183      801    3,057    2,249    1,669    2,892
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Total revenue...........   13,953   13,080    13,006   19,739   17,816   25,438   33,140   43,776   39,728   39,119
  Cost of sales.........   11,180   10,420     9,697   14,197   12,766   18,420   20,295   27,180   25,782   24,092
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
  Gross margin..........    2,773    2,660     3,309    5,542    5,050    7,018   12,845   16,596   13,946   15,027
  Research, development
   and engineering......      578      707       706      749    1,195    2,302    3,496    4,503    3,781    4,114
  Selling, general and
   administrative.......    2,541    2,458     2,405    2,544    3,482    3,380    5,183    6,877    6,805    6,675
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Operating profit........     (346)    (505)      198    2,249      373    1,336    4,166    5,216    3,360    4,238
Interest expense........     (244)    (277)     (248)    (190)    (271)    (254)     (90)     (76)     (78)     (45)
Other income (expense),
 net....................      (37)     (44)      154      (67)    (225)     (79)     172      615     (367)      24
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Earnings (loss) from
 consolidated companies
 before income taxes....     (627)    (826)      104    1,992     (123)   1,003    4,248    5,755    2,915    4,217
Income tax expense
 (benefit)..............     (208)    (287)       11      670      (27)     413    1,616    2,264    1,063    1,703
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Earnings (loss) from
 consolidated companies.     (419)    (539)       93    1,322      (96)     590    2,632    3,491    1,852    2,514
Equity in net earnings
 of affiliates..........      565      106       310      206      800    1,035    1,728    1,641    2,186    2,269
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Net earnings (loss).....  $   146  $  (433)  $   403  $ 1,528  $   704  $ 1,625  $ 4,360  $ 5,132  $ 4,038  $ 4,783
                          =======  =======   =======  =======  =======  =======  =======  =======  =======  =======
AS A PERCENTAGE OF TOTAL
 REVENUE:
  Net sales.............     98.6%    98.8%     94.8%    91.3%    99.0%    96.9%    90.8%    94.9%    95.8%    92.6%
  Commissions...........      1.4      1.2       5.2      8.7      1.0      3.1      9.2      5.1      4.2      7.4
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Total revenue...........    100.0%   100.0%    100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
  Cost of sales.........     80.1     79.7      74.6     71.9     71.7     72.4     61.2     62.1     64.9     61.6
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
  Gross margin..........     19.9     20.3      25.4     28.1     28.3     27.6     38.8     37.9     35.1     38.4
  Research, development
   and engineering......      4.1      5.4       5.4      3.8      6.7      9.0     10.5     10.3      9.5     10.5
  Selling, general and
   administrative.......     18.2     18.8      18.5     12.9     19.5     13.3     15.7     15.7     17.1     17.1
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Operating profit........     (2.4)    (3.9)      1.5     11.4      2.1      5.3     12.6     11.9      8.5     10.8
Interest expense........     (1.7)    (2.1)     (1.9)    (1.0)    (1.5)    (1.0)    (0.3)    (0.2)    (0.2)    (0.1)
Other income (expense),
 net....................     (0.3)    (0.3)      1.2     (0.3)    (1.3)    (0.3)     0.5      1.4     (0.9)     0.1
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Earnings (loss) from
 consolidated companies
 before income taxes....     (4.4)    (6.3)      0.8     10.1     (0.7)     4.0     12.8     13.1      7.4     10.8
Income tax expense
 (benefit)..............     (1.4)    (2.2)      0.1      3.4     (0.2)     1.6      4.9      5.1      2.7      4.4
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Earnings (loss) from
 consolidated companies.     (3.0)    (4.1)      0.7      6.7     (0.5)     2.4      7.9      8.0      4.7      6.4
Equity in net earnings
 of affiliates..........      4.0      0.8       2.4      1.0      4.5      4.1      5.3      3.7      5.5      5.8
                          -------  -------   -------  -------  -------  -------  -------  -------  -------  -------
Net earnings (loss).....      1.0%    (3.3)%     3.1%     7.7%     4.0%     6.5%    13.2%    11.7%    10.2%    12.2%
                          =======  =======   =======  =======  =======  =======  =======  =======  =======  =======

  The Company's results of operations may be subject to significant quarterly variation. Certain of the Company's systems have relatively high selling prices. This can cause quarterly variations in equipment sales and have a significant effect on the Company's results of operations. The results of operations for a particular quarter may also vary due to a number of factors, including market conditions in the semiconductor device, thin film memory disk and semiconductor wafer industries, customer delivery schedules, timing of orders, the mix of products sold by the Company, competitive pricing pressures, availability and cost of raw materials and the quarterly operating results of the Company's joint ventures. Also, customers may reschedule, or in rare instances cancel shipments, and production difficulties may delay shipments.

LIQUIDITY AND CAPITAL RESOURCES


  For the first six months ended November 30, 1996, $1.2 million in cash was provided by operating activities primarily from net earnings. Cash from operating activities was also provided by an increase in customer deposits since the beginning of the fiscal year, as well as a reduction in both accounts receivable and inventories. Manufacturing lead times for machines and equipment are measured in weeks, and result in fluctuating inventory balances depending on timing of shipments. Cash was used primarily to reduce accounts payable and amounts due to affiliates, fund construction costs of the new corporate headquarters and manufacturing facility, and reduce long-term debt.

  Through February 11, 1997, the Company had spent approximately $8.5 million for land and construction costs for a new corporate headquarters and manufacturing facility in Chandler, Arizona. The Company presently estimates the total costs to be incurred for the project will be approximately $20.4 million. The current total estimated project cost has increased from previous estimates due to changes in equipment production capacity and waste neutralization requirements, power and HVAC demands.

  As of September 13, 1996, the Company negotiated an amendment to its then existing $22.5 million unsecured credit facility, in which its U.S. bank group provided the Company an additional $14.0 million in an unsecured term loan to fund the majority of the remaining costs to construct the new corporate headquarters and manufacturing facility in Chandler, Arizona. At February 11, 1997, no amounts were outstanding on the term loan as the Company has, to date, funded the costs of this new building through working capital.

  On October 31, 1996, SpeedFam U.K. entered into a (Pounds)950,000 ($1.5 million) Multi-Currency Revolving Line of Credit. The credit facility was provided to support the operating and working capital needs of the Company's British subsidiary. As of February 11, 1997, no amounts were outstanding on this line of credit.

  The Company believes that the net proceeds from the sale of the Common Stock offered hereby, together with anticipated funds provided by operations, current bank lines of credit and the term loan will be sufficient to meet the Company's capital requirements during the next 12 months.

  Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. Management has reviewed the Statement and determined that its provisions do not have a material effect upon the financial condition or results of operations of the Company.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation Plans" was issued in October 1995. The Statement will be effective for the Company's fiscal year 1997. As allowed by the new Statement, the Company plans to continue to use Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options. Certain pro forma and other information will be disclosed in the annual financial statements as if the Company had measured compensation costs in a manner consistent with the new Statement. Management has reviewed the Statement and determined that its provisions do not have a material effect upon the financial condition or results of operations of the Company.

                                   BUSINESS

  SpeedFam designs, develops, manufactures, markets and services chemical mechanical polishing, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, the Company markets and distributes slurries and parts and expendables used in its customers' manufacturing processes. The Company's processing systems include polishing, grinding, lapping and pre-deposition cleaning equipment. The process steps performed by the Company's equipment are an integral part of and occur repeatedly throughout the fabrication cycles of advanced semiconductors, thin film memory disk media and semiconductor wafers. The Company has been utilizing innovative designs, formulas and process technologies to address its customers' precision surface processing needs since 1959. The Company believes that the processing expertise it has developed in over 35 years enables it to provide precision surface processing solutions to leading-edge electronics manufacturers who require increasingly smaller device geometries and tighter process tolerances. Major customers of the Company include AMD, Akashic, Digital Equipment, Hewlett-Packard, IBM, Komag, MEMC, Mitsubishi Siltec, Mosel Vitelic, Motorola, Rockwell International, Seagate, Siemens, StorMedia and Wacker Siltronic.

INDUSTRY BACKGROUND

  The semiconductor and memory disk industries have experienced rapid growth as a result of the personal computer, telecommunications and networking markets and the emergence of consumer-oriented semiconductor applications in products such as automobiles, electronic games and other consumer electronics. The computer markets are characterized by the emergence of new operating systems that require higher processor performance, more memory and increased disk storage to run effectively. In both the computing and consumer-oriented markets, end users demand greater system performance, along with product features such as small size, portability, long battery life and cool operation.

  The heightened requirements of end users for increased system performance, processing capacity and product features are requiring semiconductor and thin film memory disk manufacturers to rapidly adopt new technologies. Thus, semiconductor device manufacturers are producing devices with smaller geometries and multi-level metal processes. Similarly, thin film memory disk media manufacturers are continually increasing the density of disk media by increasing coercivity (magnetic density) and reducing head flying heights in order to satisfy end user demand for greater storage capacity.

  In order to meet these evolving specifications, both semiconductor and thin film memory disk manufacturers must tighten tolerances and improve certain surface characteristics. At present, some complex semiconductor devices have line geometries and feature sizes of less than 0.5 micron, and devices with geometries of 0.18 micron or less are under development. In the last decade, coercivity requirements have increased from approximately 800 oersteds to 2,200 oersteds or more and flying height requirements have decreased to less than 0.5 microinch. Such dramatic increases in coercivity and reductions in flying heights require improved thin film memory disk media surface quality. These tightened tolerances necessitate improvements in the semiconductor and thin film memory disk media manufacturing processes in order to increase planarity (flatness) and provide a number of new surface characteristics.

  Polishing is a process used to change the characteristics of the surface of a semiconductor wafer or thin film memory disk. Polishing is a complex science, often involving multiple steps, each at a specified set of process parameters such as polishing speed, pressure, time, and temperature, as well as slurry pH and particle size, hardness and shape. Polishing improves the flatness (planarity), smoothness and optical properties of a surface. A typical flat polishing system consists of a moving platen that is covered with a polishing pad, in combination with a polishing liquid (or slurry) containing minute abrasive particles that impinge on the surface, thereby creating the desired surface qualities. This liquid slurry can be chemically active such that the surface of the component being polished is chemically modified, thus accelerating and improving the polishing process. The combination of chemical action from the acidic or alkaline slurry and mechanical action from the abrasive slurry has long been used to process silicon wafers and thin film memory disk media and is increasingly used in the manufacture of advanced semiconductor devices.

EMERGENCE OF CMP IN SEMICONDUCTOR PRODUCTION

  CMP, or chemical mechanical polishing for plananization of patterned wafers, was first applied in the manufacture of semiconductor devices by IBM in the 1980's, and has since been adopted by a number of manufacturers of semiconductor devices. The objective of CMP is to reestablish a flat or planar surface that has been degraded by prior deposition steps to a point where it is not possible or feasible to deposit additional levels without first restoring the surface to a planar condition. For example, after a microprocessor device has had several levels of metal deposited, the surface may have become so irregular that the optics of the photolithography equipment may be unable to maintain proper focus on all areas of the wafer surface. During the CMP process, the higher points of the dielectric or metal layer are removed, resulting in a flatter and more even surface. This provides a level foundation on which to deposit the next level of circuitry. CMP allows the semiconductor manufacturers to make denser, smaller, faster and more reliable devices by enabling them to effectively stack many levels of interconnection.

  End user performance demands are requiring semiconductor manufacturers to produce increasingly sophisticated logic and memory devices containing multiple metal layers. Because of the depth of focus limitations of existing photolithography equipment, global planarization becomes particularly important for devices with design geometries of 0.35 micron or less and three or more metal levels. The Company believes that the CMP process is currently the most effective method to provide this global planarization. According to Dataquest Incorporated, the CMP equipment market was estimated at $179 million in 1995 and it currently projects the market to be approximately $905 million in the year 2001.

CMP MARKET REQUIREMENTS

  The Company believes that manufacturers of semiconductor devices consider many factors in evaluating a CMP system, including the following:

  Cost of Ownership. Cost of ownership refers to the total cost to a manufacturer of processing a wafer assuming a given set of process parameters. Key factors that determine cost of ownership include capital equipment and consumables costs, throughput, yield, reliability and amount of clean room space occupied by the CMP system.

  Throughput. Throughput is determined by measuring the number of wafers processed per unit of time given a certain set of process conditions, such as the amount of material requiring removal.

  Process Flexibility, Performance and Reliability. Flexibility is determined by the ability of a CMP system to address the evolving process and application needs of semiconductor device manufacturers. Specifically, the Company believes that semiconductor device manufacturers want a common, standardized CMP system capable of processing various film types, including metal, oxide and other materials. Performance is primarily characterized by the ability to repeatedly create precise, uniform film layers while achieving rapid removal rates. Reliability of a CMP system is analyzed through measures such as "mean time between failures" (MTBF), "mean wafers between failures" (MWBF) and "mean wafers between interruptions" (MWBI).

  Support and Other Capabilities of the CMP Supplier. Semiconductor device manufacturers typically review the CMP supplier's support and other capabilities, including the supplier's management systems, support locations, training capabilities, research and development capabilities, technology roadmap and process development activities.

  CMP systems typically utilize polishing heads that hold wafers during the planarization process. Historically, many CMP systems employed either one or two head system architectures that permitted the processing of only one or two wafers at a time. The Company believes that the architecture of these one or two head systems limits their ability to adequately address the CMP objectives of semiconductor device manufacturers, particularly with respect to cost of ownership and throughput. The Company believes that multiple head CMP systems have inherent advantages over one and two head CMP systems. The Company was one of the earliest manufacturers to develop and ship commercial quantities of a multiple head CMP system. Recently, a number of CMP equipment manufacturers have introduced new multiple head systems and the Company expects other such systems to be introduced in the future.

THE SPEEDFAM CMP SOLUTION

  The Company has leveraged its 35 years of experience in precision surface processing, polishing, wet processing and high-throughput production equipment to develop its CMP system. The Company began developing the CMP-V in 1990 and initiated commercial shipments during 1994. The Company recently introduced its "second generation" CMP system, the Auriga. The enhancements incorporated in the Auriga include a more simplified design and improved operating software designed to increase throughput and reliability. Shipments of the Auriga began in the second quarter of fiscal 1997. The CMP-V and the Auriga systems utilize a five head, two polishing table architecture that is designed to address the objectives of semiconductor device manufacturers in the following respects:

  Cost of Ownership. The Auriga is designed to provide a favorable combination of capital equipment and consumables costs, throughput, yield and space utilization. For example, the Auriga's use of a large polishing table to process five wafers simultaneously results in enhanced throughput, efficient consumables usage, and effective clean room space utilization.

  Throughput. The Auriga is designed to optimize throughput in a number of ways. First, the system processes five wafers simultaneously and uses batch load/unload in order to reduce handling time between process runs. The two table design of the system allows it to directly perform a secondary polishing step, important for most metal CMP applications, without having to unload and load a wafer onto a separate carrier. In addition, the utilization of a relatively large polishing wheel is designed to enable the Auriga to achieve relatively high removal rates and throughput while maintaining process stability and control. Material removal rate is generally proportional to the relative velocity between the surface of the polishing pad and the semiconductor wafer. The Company believes its larger polishing wheel provides higher relative velocities even while the wheel is turning at a relatively low rotational speed. The Auriga system incorporates certain modifications from the CMP-V in the control and automation system in order to decrease the time interval between processes, thereby increasing the number of wafers processed.

  Process Flexibility, Performance and Reliability. The Auriga supports a range of applications, including oxide, metal and emerging CMP applications. Specifically, the system is designed to provide the uniformity needed for oxide applications, while providing efficient support for two-step metal applications through its two table architecture. The Company believes that this ability to support both oxide and metal applications in a single system provides a solution to device manufacturers seeking to standardize on a common CMP system throughout their fabrication facility. The Company believes that the Auriga achieves the precision and uniformity of film layers typically required in CMP applications for advanced process technologies, including both oxide and metal applications. The Company seeks to continually improve the performance of the Auriga system and, from time to time, engages in joint development projects with customers from the semiconductor industry as a means to enhance the system's reliability and process performance.

  Support and Other Capabilities of the CMP Supplier. The Company believes that its United States and European support capabilities, in combination with the support capabilities of the Far East Joint Venture, provide a network that is able to support the worldwide CMP operations of semiconductor device manufacturers. The Company is committed to significant investment in research and development in order to provide customers with a CMP product and technology migration strategy consistent with the SIA (Semiconductor Industry Association) technology roadmap. In this respect, the Company is currently developing a CMP machine that will incorporate a built-in post-CMP cleaning mechanism. The Company is also developing end-point detection metrology for measuring the film thickness of oxide layers.

SPEEDFAM STRATEGY

  The Company's goal is to establish and maintain market leadership in systems which provide high throughput precision surface processing of advanced semiconductors, thin film disk media and other high value-added products. Key elements of the Company's strategy include:

 . Establish a leading position in the CMP market. The Company seeks to leverage its expertise in precision surface processing systems to establish a leading position in the CMP market. The Company's multiple head, two polishing table CMP system is designed to provide high throughput, low cost of ownership and attractive levels of process flexibility. The Company seeks to capitalize on the experience gained by being one of the earliest manufacturers to develop and ship commercial quantities of a multiple head CMP system. The Company began shipments of the Auriga in the second quarter of fiscal 1997. The Company has also recently introduced a post-CMP cleaning system, the Capella. The Company intends to integrate this cleaning system with the Auriga to provide an integrated CMP polishing/cleaning system. In addition, the Company is developing end-point detection metrology for measuring the film thickness of oxide layers.

 . Maintain a leading position in the sale of precision surfacing processing systems to the thin film memory disk media and silicon wafer industries. The Company intends to maintain a leading position in the thin film memory disk media and silicon wafer industries by continuing to foster strong relationships with its customers, participating in cooperative development programs with them and continuing to provide high-quality systems and solutions at competitive prices to meet evolving industry requirements.

 . Capitalize on the Company's core competence in precision surface processing and leverage existing customer relationships. The Company intends to capitalize on its surface processing expertise and its existing customer relationships to address new market applications, particularly within the semiconductor industry, and to develop new products.

 . Provide a "total solution." The Company seeks to provide a complete solution to its customers' precision tolerance and surface processing needs, including process expertise, training, cooperative development, slurries and expendables, along with equipment. The Company focuses on each market application by organizing marketing, sales, service and support functions into separate market-oriented business units to provide responsiveness and capability specific to each market.

 . Capitalize on the Far East Joint Venture. The Far East Joint Venture, which has been operating for approximately 25 years, designs, manufactures, markets and services high throughput precision surface processing systems in the Far East. The Company intends to continue to capitalize on the opportunities and benefits provided by the Far East Joint Venture. The Far East is a major market for equipment required by the semiconductor and thin film memory disk media industries. In addition, because the Far East high technology markets may adopt certain new technologies prior to the U.S. markets, the Company may be able to take advantage of the expertise gained by the Far East Joint Venture prior to the time those new technologies are introduced into the U.S. markets. The Company believes that the Far East Joint Venture's long-established presence in the Far East provides the Company with a significant competitive advantage.

JOINT VENTURES

  Since 1971, the Company has owned a 50% interest in the Far East Joint Venture. The remaining 50% is owned by Obara Corporation, a privately-owned Japanese company that supplies products to the automotive industry. Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. Prior to 1971, the Company marketed its products in Japan through Japanese trading companies; however, the Company believed that the most effective method to further penetrate the Japanese market was with a Japanese partner. See "Joint Venture Arrangements--Far East Joint Venture." In 1984, the Company established the Fujimi Joint Venture with Fujimi Incorporated, a Japanese manufacturer of slurries. The Fujimi Joint Venture sells slurries manufactured by Fujimi Incorporated, primarily to silicon wafer manufacturers and general industrial manufacturers in North America. See "--Manufacturing and Suppliers" and "Joint Venture Arrangements--Fujimi Joint Venture."

                                      LOGO

PRODUCTS

  SpeedFam's products include polishing, grinding and lapping equipment; pre-deposition cleaning machines; other high precision surface processing systems; and certain other products used in its customers' manufacturing process, including slurries. During fiscal years 1995, 1996 and the six months ended November 30, 1996, 54.5%, 78.5% and 84.0%, respectively, of the Company's total revenue (including commissions) was attributable to the sale of capital equipment, parts and expendables and 45.5%, 21.5% and 16.0%, respectively, of the Company's total revenue was attributable to sales of slurries.

 Applications

  The areas indicated in the table below set forth the general categories of processes and certain individual applications performed by products marketed by
SpeedFam:

  SpeedFam offers equipment that performs specialized surface processing, such as polishing, lapping, free abrasive machining and grinding. The Company's polishing systems generally employ a flat rotating table, covered with a polishing pad, one or more carriers to hold the parts being processed and slurry. Processes similar to polishing include lapping (a process where no polishing pad is used and the workpiece is pressed into the slurry, directly onto a cast-iron lapping wheel) and free abrasive machining (a process similar to lapping except that instead of using a cast iron wheel, a high alloy hardened steel wheel is used). Lapping and free abrasive machining result in higher removal rates than polishing but produce more coarse surface finishes. Flat grinding is similar to lapping except that the abrasive particles are contained within a fixed medium (grinding stones), rather than a liquid. Grinding results in higher removal rates than lapping but produces a coarser surface finish. Rotational speed, process type, pressure and the nature of the chemicals and abrasives used are the primary variables considered in the determination of the best process for a specific application. Polishing and other surface treatment processes are typically followed by a cleaning process. Thin film memory disk cleaning systems offered by SpeedFam incorporate ultrasonics, PVA (polyvinyl alcohol) brush scrubbing, rinsing and drying in a Class 1 cleanroom-compatible system.

 Equipment

  Semiconductor Chemical Mechanical Polishing (CMP). The Auriga is a five head, two polishing table CMP system capable of processing 65-90 wafers per hour based on a two-minute polishing cycle. The Auriga system incorporates certain modifications from the CMP-V in the control and automation system in order to decrease the time interval between processes, thereby increasing the number of wafers processed. The Company's CMP process is currently characterized and in production for oxide and metal (tungsten) applications. The system incorporates full cassette-to-cassette automation. Robotics remove the wafers from the cassette and place them into the buffer tray. The wafers are then staged for batch pickup by the polishing heads. Once secured by the polishing heads, the wafers are moved onto the primary polishing pad and the process is initiated. The polishing table, covered with a flat polishing pad, rotates at a variable speed throughout the polishing cycle. Upon completion of the initial polish, the wafers are transported either to a rinsing station or to a second polishing table for an additional polishing or buffing step. The wafers are then rinsed and placed into the output buffer tray, scrubbed on both sides with a wet PVA sponge and placed wet into the output cassettes. The system is self-enclosed, and has its own air filtration and air flow management system. The Auriga offers compatibility with all commonly used slurry chemistries. Depending on specifications, the selling price of the Auriga in the U.S. ranges from $1.9 million to $2.3 million.

                       SPEEDFAM CMP PLANARIZATION SYSTEM

                          [DIAGRAM OF CMP SYSTEM HERE]


  Thin Film Memory Disk Media. The Company sells polishing machines, pre-deposition cleaning machines and grinding machines for producing aluminum, nickel-plated and glass substrates for the thin film memory disk media market.

  The following chart describes the major steps in the typical aluminum thin film memory disk media manufacturing process:

               THIN FILM MEMORY DISK MEDIA MANUFACTURING PROCESS
     MANUFACTURING PROCESS STEP

      Stamp out aluminum blank
                 ^^
Turn the outside and inside diameter
 on a lathe to establish the proper
        dimensions and shape
                 ^^
Rough grind both sides for thickness
      and approximate flatness
            requirements
                 ^^
   Fine grind for final thickness,
     flatness and surface finish
            requirements
                 ^^
           Clean the disk
                 ^^
 Nickel plate the aluminum substrate
                 ^^
  Rough polish the plated surface
                 ^^
   Final polish the nickel plated
              surface
                 ^^
          Texture the disk
                 ^^
 Clean disk in cleanroom environment
                 ^^
   Deposit the magnetic layers and
 apply a protective carbon overcoat
                 ^^
  Burnish the carbon overcoat layer
                 ^^
  Inspect, certify and package the
                disk
                         APPLICABLE SPEEDFAM PRODUCTS


                          DSM 9B-5SSG; DSM 16B-5SSG;
                 DSM 18B-5SSG; DSM 9B-14SSG; AUTO 11.8B-10SSG
                          DSM 9B-5SSG; DSM 16B-5SSG;
                        DSM 18B-5SSG; AUTO 11.8B-10SSG
                                 MD-03; MD-05

         DSM 9B-5P; DSM 16B-5P; DSM 18B-5P; DSM 9B-14P; AUTO 11.8B-10P DSM 9B-5P; DSM 16B-5P; DSM 18B-5P; DSM 9B-14P; AUTO 11.8B-10P

                             MD-07; MD-07A; MD-08



  The DSM line of machines is used in the manufacture of thin film memory disk media for grinding the aluminum substrate as well as polishing after deposition of the nickel plating. The DSM line of machines simultaneously processes both sides of a disk substrate and is available in various sizes. The automated machines in the DSM line are manufactured by the Far East Joint Venture. Typical U.S. selling prices for the DSM line range from $90,000 to $850,000.

  The MD line of cleaning systems is used to clean the substrate at various stages of the manufacturing process, including the critical cleaning immediately prior to the deposition of the magnetic layers. Cleaning systems distributed by the Company are produced by the Far East Joint Venture. Typical U.S. selling prices for the MD line of cleaning systems range from $200,000 to $900,000.

  Semiconductor Wafers. The Company supplies chemical mechanical polishing, double-sided lapping and, more recently, edge polishing systems to the semiconductor substrates market.

  The following chart describes the major steps in the typical silicon semiconductor wafer manufacturing process:

               SILICON SEMICONDUCTOR WAFER MANUFACTURING PROCESS

     MANUFACTURING PROCESS STEP               APPLICABLE SPEEDFAM PRODUCTS

  Slice the single crystal silicon
          ingot into wafers
                 ^^
        Bevel the wafer edge
                 ^^
    Etch the wafer in a chemical
  solution to remove gross surface
               damage
                 ^^
   Lap the wafer in a double-sided
   machine to achieve the required
       flatness and thickness
                 ^^
In advanced applications, polish the
         edges of the wafer
                 ^^
 Rough polish the face of the wafer
                 ^^
 Final polish the face of the wafer
                 ^^
  Clean and measure the flatness of
              the wafer
                 ^^
    Inspect and package the wafer



  DSM Auto 22B-5L; DSM 22B-5L; DSM
         20B-5L; DSM 16B-5L
         EP-150; EP-200-IV
  Auto 59 SP Line; 59 SP; 50 SP; 50
            SP-II; 48 SP
Auto 59 SP Line; 59 SP; 50 SP; 48 SP

  The Company's DSM line of double-sided lapping systems is available in various sizes and is used to create the initial flatness and thickness of the silicon wafer after it is sliced from an ingot. The lapping process also removes saw marks remaining after slicing and provides a surface finish suitable for subsequent polishing processes. Typical U.S. selling prices for the DSM line range from $300,000 to $1.5 million.

  The Company began distributing the EP line of edge polishing systems during fiscal 1995. Edge polishing is an emerging technology that is beginning to be incorporated into high volume silicon wafer manufacturing. This technology was introduced for the purpose of making the wafer's edge easier to clean, thereby increasing semiconductor device manufacturing yields. The Far East Joint Venture produces the EP line that is marketed and distributed by the Company. Typical U.S. selling prices for the EP line range from $400,000 to $800,000.

  The SP line utilizes a chemical mechanical polishing process to remove the shallow damage layer remaining from previous process steps and to attain the specified flatness and surface finish. A 50-inch model is manufactured by the Company in the U.S. and a 59-inch model is manufactured by the Far East Joint Venture. The 50-inch model typically sells in the U.S. for between approximately $250,000 and $450,000. The 59-inch model typically sells in the U.S. for between $700,000 and $1 million, but is also available as a fully automated line integrating four 59-inch models, which can range up to $4.9 million.

  General Industrial. The Company offers a broad line of lapping, grinding and polishing systems for the general industrial market. The line includes approximately 35 models of single-side processing machines, double-side processing machines, in-line grinding systems, optics polishing machines and optics curve generating machines. The product offering is available in a wide range of sizes from a 12 inch plate diameter up to a 150 inch plate diameter. Each system typically consists of a specialized machining plate, a rotating spindle, a means to fix and apply pressure to the workpieces, an abrasive distribution system and a control system. U.S. selling prices of these systems typically range from $20,000 to $700,000.

 Parts and Expendables

  The Company markets a broad line of parts and expendables. These products include general spare parts, bearings, grinding stones, lapping plates, workpiece carriers, seals, retaining rings, workholders and polishing pads. These products are typically obtained from outside vendors and are generally manufactured to the Company's specifications. The Company's parts and expendables management system provides customer service representatives with detailed product specifications and availability information. The Company maintains spare parts inventories at four U.S. locations and two European locations. The Company believes that its ability to quickly supply parts and expendables is an important factor in its ability to provide customers with a total solution.

 Slurries

  The Company offers a broad line of slurry and slurry components (including vehicles and abrasives) used in surface treatment processes as part of a total process solution. Polishing slurry consists of abrasive particles contained in a liquid vehicle that may contain a suspension agent and may be chemically active. The slurries marketed by the Company are used by manufacturers of thin film memory disk media, semiconductor wafers and other products as part of their polishing processes.

  Substantially all of the slurries sold by the Company are manufactured by Fujimi Incorporated. Typical U.S. selling prices of slurry offered by the Company range from $500 to $2,000 per 55-gallon drum.

  The Company has entered into a joint venture (the "Fujimi Joint Venture") with Fujimi Incorporated to sell certain products in North and South American markets, including slurry and slurry components. The Company distributes thin film memory disk polishing slurry and related products supplied by Fujimi Incorporated, while the Fujimi Joint Venture distributes other products supplied by Fujimi Incorporated. To date, no material sales of products have been made to South American markets by the Fujimi Joint Venture. See "Joint Venture Arrangements--Fujimi Joint Venture."

  The slurry for thin film memory disk media polishing applications is available in different varieties to address the varying needs of each specific process. Some formulations allow higher stock removal rates and others emphasize surface finish results. There are also a variety of slurry formulations available for silicon wafer processing. Slurry is an essential process component in chemical mechanical polishing. The chemical action of this process is implemented by designing the slurry to be chemically active with the surface to be polished, typically by adjusting the pH of the slurry vehicle. The mechanical portion of the process is accomplished by abrasive particles in the slurry.

  The Company believes that meeting the evolving slurry requirements of each customer is vital to providing a total process solution. The Company intends to continue to maintain an emphasis on slurry distribution and to work closely with Fujimi Incorporated in developing, designing and formulating customized slurries that address specific customer needs.

CUSTOMERS

  The Company sells its products to leading manufacturers of semiconductor devices, thin film memory disks, semiconductor wafers and general industrial applications. Certain of the Company's top customers in fiscal 1994, 1995, 1996 and the six months ended November 30, 1996 in the semiconductor CMP, thin film memory disk media, semiconductor wafer, general industrial application and slurries markets are listed below.

                                SEMICONDUCTOR                  GENERAL INDUSTRIAL
   SEMICONDUCTOR CMP*              WAFER                          APPLICATIONS
   ------------------         -----------------             ------------------------
          AMD                       MEMC                         Hayward Quartz
   Digital Equipment          Mitsubishi Siltec                 Heraeus Amersil
    Hewlett-Packard            Sumitomo Sitix                         IBM
     Mosel Vitelic            Wacker Siltronic              Manufacturing Technology
        Motorola                                                    Motorola
        Rockwell                                               Simpson Industries
        Siemens
        Winbond

                    THIN FILM
                MEMORY DISK MEDIA                                     SLURRIES
                -----------------                                     --------
                     Akashic                                          Akashic
                       IBM                                              HMT
                      Komag                                             IBM
                     Seagate                                           Komag
                    StorMedia                                         Seagate

--------
* Through November 30, 1996, the Company had shipped an aggregate of 46 CMP systems to the eight customers listed.

  One customer, Komag, accounted for 20.8%, 20.6%, 17.8% and 13.6% of the Company's total revenue in fiscal years 1994, 1995, 1996 and the six months ended November 30, 1996, respectively. Hewlett-Packard accounted for 11.2% of the Company's total revenue for the six months ended November 30, 1996. In addition, during fiscal 1994 and 1995, Akashic accounted for 10.1% and 10.9% of the Company's total revenue, respectively, and, in fiscal 1994, Seagate accounted for 11.3% of the Company's total revenue. The Company's ten largest customers accounted for 69.3%, 66.9%, 64.4% and 64.2% of the Company's total revenue in fiscal years 1994, 1995, 1996 and the six months ended November 30, 1996, respectively.

SALES AND MARKETING

  The Company markets and sells its products in North America through a combination of direct sales personnel and distributors. The Company sells directly to the thin film memory disk media and semiconductor industries and uses a network of 15 regional distributors for its general industrial product lines. In its European operations, the Company uses direct sales personnel and a small number of distributors.

  The Company's sales strategy emphasizes direct interaction with customers, particularly in the semiconductor and memory disk industries, where ongoing customer support and service are critical. The Company's direct sales force is divided into focused units for each of the semiconductor devices, thin film memory disk media and semiconductor wafer industries.

  At November 30, 1996, the U.S. direct sales organization had a total of 43 sales personnel. The Company has sales offices in Chandler, Arizona, Austin, Texas and Elk Grove Village, Illinois. The Company also had an aggregate of eight direct sales personnel in the SpeedFam U.K. and SpeedFam Germany offices. To enhance its sales capabilities, the Company maintains process development and demonstration laboratories in the U.S. and Europe. Sales and marketing activities in the Far East are conducted by the Far East Joint Venture. See "Joint Venture Arrangements--Far East Joint Venture."

  The Company's marketing strategy includes involvement with SEMATECH, Inc., a consortium of major semiconductor manufacturers and equipment suppliers, attendance at Semicon, Diskcon, IMTS and other trade shows and the sponsorship of technical conferences, which include the presentation of technical papers written by customers, university scientists and the Company's own senior technologists. The Company believes these initiatives serve to promote acceptance of the Company's products and process technologies in the semiconductor, thin film memory disk and other industries.

CUSTOMER SERVICE AND SUPPORT

  The Company believes that providing highly responsive service is an essential factor in providing a total solution to its customers. In order to provide customers with experienced service and support personnel, the Company has structured its service operations into distinct service units responsible for each of the semiconductor device, thin film memory disk media, semiconductor wafer and general industrial products industries. Elements of the Company's customer service and support program include system installation and process certification, process support, machine repair, providing spare parts inventories, internal training programs, external customer training, documentation and formation of customer user groups. At November 30, 1996, the Company had 99 service employees in the U.S. and Europe. For large users of the Company's systems, the Company often creates a customized service arrangement designed to meet the specific requirements of the customer.

  The Company generally provides a one year warranty on all equipment it sells. Field service personnel provide warranty service, post-warranty service, and equipment installations. Field service engineers are located in various locations throughout the U.S., including dedicated site-specific engineers in place at certain customer locations pursuant to contractual arrangements. The Company also provides service and maintenance training as well as process application training for its customers' personnel. The Company maintains an extensive inventory of spare parts at its primary locations and at its satellite service sites. This provides the Company the ability to provide same day or overnight delivery for many parts.

BACKLOG

  Backlog of orders for capital equipment, parts, expendables and slurries decreased to approximately $49.5 million at November 30, 1996, from approximately $59.2 million at November 30, 1995. Approximately $42.0 million, or 84.8% of the total backlog at November 30, 1996, is comprised of orders for capital equipment. The Company's backlog does not include orders for capital equipment or other products manufactured by the Far East Joint Venture and distributed by the Company in the U.S. and Europe for which the Company receives commissions. The time between the placing of orders and shipment of parts, expendables and slurries is significantly less than for capital equipment and as a result, the Company's backlog consists primarily of orders for capital equipment. The Company includes in its backlog only those customer orders for which it has accepted signed purchase orders with assigned delivery dates within 12 months. Orders generally carry a stipulation that customers may incur a penalty in the event of cancellation. However, there can be no assurance that orders will not be cancelled by customers or that the Company will obtain a meaningful penalty payment. As a result of systems and equipment ordered and shipped in the same quarter, possible changes in delivery schedules, occasional cancellation of orders and delays in product shipments, the Company's backlog at any particular date may not be indicative of actual sales for any succeeding period.

RESEARCH, DEVELOPMENT AND ENGINEERING

  The markets in which the Company competes are characterized by evolving industry standards and frequent improvements in products and service. To compete effectively in its markets, the Company must continually improve its products and its process technologies and develop new technologies and products that compete effectively on the basis of price and performance and that adequately address current and future customer requirements. The Company's research, development and engineering expenditures during fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, were approximately $2.3 million, $2.7 million, $11.5 million and $7.9 million, respectively.

  At November 30, 1996, the Company had an engineering staff of 34 employees and a research and development staff of 47 employees. Because of the complex and highly specialized design, testing and manufacturing requirements of the Company, these employees must be experienced in a wide range of engineering disciplines. The Company's philosophy is to maintain strong technical expertise in each of its core competencies and to utilize consulting engineers for non-critical portions of product development projects. The Company believes that this approach provides flexibility and allows the Company to shorten time to market for new products.

 Product Development

  The Company began shipments of the Auriga, an enhanced version of the CMP-V, its original system, in the second quarter of fiscal 1997. The Company intends to periodically develop and introduce enhanced versions of its CMP system. The Company has also recently introduced the Capella, a post-CMP cleaning system. The Company intends to integrate this cleaning system with the Auriga to provide an integrated CMP polishing/cleaning system. The Company is also developing additional products and product enhancements for the thin film memory disk and silicon wafer markets.

  Typically, the Company cultivates a "user-group" of current and potential customers to act as technical advisors during the conceptualization of a new product. The Company's CMP system was developed in a similar manner and its development was assisted through technical collaboration with and sponsorship by SEMATECH, Inc. and several SEMATECH, Inc. member companies that are leaders in the use of CMP technology. From time to time, the Company also engages in formal, funded joint development projects with customers from the semiconductor and thin film memory disk industries as a means to enhance its product development efforts.

 Process Development

  In addition to product development, the Company continually seeks to enhance existing processes. The Company maintains process development laboratories in both the U.S. and Europe that are staffed with process engineers. The Company's process engineers frequently work directly with customers' engineers, often working within the customers' facilities. The Company is developing new processing capability in the CMP area for additional film layers such as polysilicon, as well as developing end-point detection metrology for the purpose of measuring the film thickness of oxide layers. In addition, the Company continues to pursue the development of enhanced processes for the thin film memory disk media, silicon wafer and industrial component markets.

MANUFACTURING AND SUPPLIERS

  The Company assembles its equipment and systems from components and fabricated parts manufactured and supplied by others, including stainless steel plates and gears, frames and weldments, power supplies, process controllers, robots and polishing heads. Certain of the items manufactured by others are made to the Company's specifications. All final assembly and system tests are performed within the Company's manufacturing/assembly facilities. Quality control is maintained through incoming inspection of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. Substantially all of the Company's non-CMP manufacturing is located in its Illinois facilities. The Company's CMP system development and manufacturing are located at the Company's headquarters in Chandler, Arizona.

  Certain of the components and sub-assemblies included in the Company's products are obtained from a single supplier or limited group of suppliers. The disruption or termination of these sources could have a material adverse effect on the Company's operations. The Company is dependent upon Fujimi Incorporated, a Japanese company, as the sole supplier of substantially all of the slurries sold by the Company, consisting primarily of thin film memory disk polishing slurry. Approximately 47.1%, 43.4%, 19.7% and 15.6% of the Company's total revenue in fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, respectively, was derived from the sale of slurries supplied by Fujimi Incorporated. Accordingly, any disruption in the supply provided by Fujimi Incorporated or in the overall relationship between the Company and Fujimi Incorporated would have a material adverse effect upon the Company. The Company has the exclusive right to distribute Fujimi Incorporated thin film memory disk polishing slurry in North America until October 1, 1999. See "Joint Venture Arrangements--Fujimi Joint Venture."

COMPETITION

  The Company competes in several distinct markets. These markets include the CMP equipment market, the thin film memory disk media equipment market, the semiconductor wafer equipment market, the general industrial applications market, the slurries market and the related parts and expendables market. In all markets, the Company competes on the basis of technology, overall cost of ownership, product quality, price, availability, size of installed base, breadth of product line and customer service and support.

  The Company faces substantial competition from both established competitors and from potential new entrants, some of which have substantially greater financial, engineering, manufacturing and marketing resources than the Company. In the CMP market, the Company faces significant competition from current competitors and expects other competitors to enter this market in the future. IPEC currently has the largest installed base of CMP equipment. Other companies have entered the CMP market and are in various stages of development of CMP machines. Specifically, Applied Materials, a large semiconductor capital equipment supplier with significant resources, has introduced a multiple head CMP machine and IPEC has begun volume shipments of multiple head CMP systems. In addition, certain of the Company's competitors have longer-standing relationships than the Company with particular customers, including device manufacturers. These longer-standing relationships may make it more difficult for the Company to sell its CMP system to such device manufacturers. Consolidation among CMP equipment suppliers or the acquisition of CMP equipment suppliers by large, established suppliers of non-CMP capital equipment to semiconductor device manufacturers or others could materially adversely affect the Company's ability to compete and would have a material adverse effect on the Company's results of operations. In the thin film memory disk and semiconductor wafer equipment markets, the Company competes with a relatively small number of entities.

  Competition in the general industrial products markets is fragmented; no one competitor currently holds a dominant position. The slurries market presents significant competitive pressure for the Company, particularly with regard to pricing, resulting in decreased margins for certain products of the Company in recent periods. In the thin film memory disk slurry market, the Company competes primarily with Praxair, a large chemical company that manufactures and sells its own products. In addition, the loss of the Company's distribution rights to slurry and other products supplied by Fujimi Incorporated would have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

  Although the Company currently holds numerous United States patents and additional foreign patents in Japan and several Asian and European countries and has several United States patent applications and foreign patent applications pending, the Company believes that patents are of less significance in its industry than such factors as continued innovation, technical expertise and know-how of its personnel and other factors. The Company holds numerous United States and foreign patents and has a number of patent applications pending in the United States and in foreign countries. The Company owns nine U.S. trademark registrations. The Company also owns numerous foreign trademarks.

  There can be no assurance that the Company's pending patent applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. There can be no assurance that any of these rights held by the Company will not be challenged, invalidated or circumvented, or that such rights will provide competitive advantages to the Company.

  There are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights or any unresolved claims by third parties that the Company is infringing intellectual property rights of such third parties. There can be no assurance that infringement claims will not be asserted by third parties in the future. There also can be no assurance in the event of such claims of infringement that the Company will be able to obtain licenses on reasonable terms, if at all. The Company's involvement in any patent dispute or other intellectual property dispute or action could have a material adverse effect on the Company's business. Adverse determinations in any litigation relating to intellectual property could possibly subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling one or more of its products. Any of these events could have a material adverse effect on the Company.

  SpeedFam, FAM, Spitfire and the SpeedFam logo are registered trademarks of the Company.

PROPERTY

  The Company currently owns or leases buildings containing a total of approximately 133,000 square feet of space in the U.S. and Europe, including approximately 82,000 square feet of factory/assembly area and approximately 51,000 square feet of corporate office space. The Company's U.S. operations (the SpeedFam International, Inc. headquarters and the SpeedFam U.S. subsidiary) account for approximately 122,000 square feet of the total, of which approximately 42,000 square feet is owned and the balance of approximately 80,000 square feet is leased. The Company maintains locations in the United States in Chandler, Arizona, Des Plaines, Illinois, Elk Grove Village, Illinois, Austin, Texas, Portland, Oregon and Fremont, California. SpeedFam U.K. is located in Hinckley, England and it maintains approximately 9,000 square feet of owned space. SpeedFam Germany leases approximately 2,000 square feet of office space in Inglefingin, Germany.

  The Company has begun construction of a corporate headquarters and manufacturing facility, consisting of approximately 135,000 square feet, on
13.5 acres of land purchased by the Company. The Company expects to begin moving its operations into the new facility during the fourth quarter of fiscal 1997 and expects to complete the move by the end of the first quarter of fiscal 1998. The Company believes that its facilities, after the completion of the new facility, will be adequate to meet its requirements for the foreseeable future and that suitable additional or substitute space will be available as needed.

LEGAL PROCEEDINGS

  The Company is not presently involved in any material legal proceedings.

  The Company's wholly owned subsidiary, FamTec AG, incorporated under the laws of Switzerland, engaged in the manufacture, sale and service of through-feed grinding systems for the general industrial market. As a result of declining sales, the Company decided to terminate Swiss operations and to seek protection under the bankruptcy laws of Switzerland. A voluntary petition for bankruptcy was filed with Swiss authorities in November, 1993. Subsequently, creditors' claims were adjudicated and all Swiss assets liquidated. On July 27, 1995, the Bankruptcy Administrator paid out the liquidation proceeds to creditors, and the bankruptcy matter was closed. Under the laws of Switzerland, members of the Board of Directors of an entity have potential personal liability for the debts of the bankrupt entity. Mr. Farley, Chairman and Chief Executive Officer of the Company, was a director of FamTec AG. Because no creditor filed within the ten-day period to reserve rights against the directors of FamTec AG, no personal liability is expected to result.

EMPLOYEES

  At November 30, 1996, the Company had 417 full time employees in the U.S. and Europe, including 132 in manufacturing, 51 in marketing and sales, 99 in field service, 34 in engineering, 47 in research and development and 54 in general administration. In addition, the Company had 33 temporary contract employees engaged principally in its assembly operations at its Chandler, Arizona and Des Plaines, Illinois facilities. The Company believes that the use of temporary employees allows the Company to respond more rapidly to fluctuations in assembly and product demand and enables the Company to better control the labor component of its manufacturing costs. None of the Company's employees is represented by a labor union and the Company has never experienced a work stoppage or strike. The Company considers its employee relations to be good.

                           JOINT VENTURE ARRANGEMENTS

FAR EAST JOINT VENTURE

  SpeedFam Co., Ltd. (together with its subsidiaries and joint ventures, the "Far East Joint Venture"), is headquartered in Kanagawa Prefecture, Japan. Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. The Far East Joint Venture conducts operations primarily in Japan but has subsidiaries and branches located in China, Hong Kong, India, Korea, Singapore, Taiwan and Thailand, and owns a majority interest in a Japanese subcontract manufacturing organization, Saku Seiki Co. Ltd. ("Saku Seiki"). The Far East Joint Venture operations in China, Hong Kong, Singapore, Korea and Thailand are primarily marketing, sales and service functions. The subsidiaries in India and Taiwan also include manufacturing facilities where certain of the equipment sold by the subsidiaries is produced. Through a joint venture with Met-Coil Systems Corporation (a U.S. company), the Far East Joint Venture manufactures and markets in the Far East sheet metal forming equipment developed by Met-Coil Systems Corporation.

  Background. During the late 1960's, the Company marketed its products in Japan through Japanese trading companies. At that time, the Company believed that a presence in the Japanese market would enhance its competitive position in the U.S. as well as provide additional sources of income and access to technology. For numerous business and cultural reasons, the Company believed it could most effectively penetrate the Japanese market with the aid of a Japanese partner. In 1970 the Company entered into a joint venture with a Japanese company, Obara Corporation ("Obara"), pursuant to which the Far East Joint Venture was formed. The Company and Obara each own a 50% interest in the Far East Joint Venture. Obara, a privately-owned company, principally supplies welding guns and related products to the automotive industry; its business is unrelated to that of the Company and the Far East Joint Venture.

  Terms of the Joint Venture Agreement. Pursuant to the terms of an agreement between the Company and Obara dated November 14, 1970 (the "Joint Venture Agreement"), the Far East Joint Venture will continue as long as SpeedFam Co., Ltd. is in corporate existence and both the Company and Obara are shareholders. Both parties to the Joint Venture Agreement have agreed to refrain from competing with the joint venture in Japan. The agreement may, however, be terminated upon 90-days notification by either party in the event of a substantial breach by the other party if such breach is not cured within the 90-day period. In the event that either the Company or Obara desires to sell its interest in the Far East Joint Venture, it must first offer its interest to the other party, which then has 60 days to purchase the interest at a price to be mutually agreed upon. If the interest is not purchased within the 60-day period, the party desiring to sell its interest may sell it to a third party free of the right of first offer provisions, provided that the price is not less than the price initially offered by the other party.

  Pursuant to the terms of a License and Technical Assistance Agreement between the Company and SpeedFam Co., Ltd. dated November 14, 1970 (the "Technology Agreement"), the Company licensed to the Far East Joint Venture certain trademarks and technology, and granted to the Far East Joint Venture the exclusive right to manufacture and sell in Japan, Korea, Taiwan, Hong Kong, China, India, the Philippines, Thailand, Vietnam, Malaysia, Singapore and Indonesia, and such other countries as the parties may agree to from time to time, products similar to those manufactured and distributed by the Company. In exchange for such rights, the Far East Joint Venture agreed to pay to the Company a royalty of 4% of the total net sales of products sold by the Far East Joint Venture that incorporate the technology. The Company also agreed to provide technical assistance and to communicate to the Far East Joint Venture all developments and improvements related to the technology. In addition, the Far East Joint Venture agreed to communicate to the Company all developments and improvements known to the Far East Joint Venture relating to the technology, and the Company agreed to pay to the Far East Joint Venture a 2% royalty fee on machines sold by the Company that utilize certain of that technology. The Technology Agreement continued for an initial term of ten years and was renewable for subsequent ten year periods. By oral agreement in 1980, the Technology Agreement was extended and amended to reduce the percentage of royalties to be paid by the Far East Joint Venture. Notwithstanding the requirements of the Technology Agreement, although the Far East Joint Venture had transferred technology to the Company, the Company and the Far East Joint Venture agreed that no royalties would be paid by the Company. By oral agreement in 1990, the Technology Agreement was extended for a new ten-year period. By oral agreement in 1991, the Technology Agreement was amended to eliminate the payment of royalties by either party. On July 24, 1995, the foregoing oral agreements were confirmed in writing. Unless extended, the Technology Agreement will expire in November 2000.

  Since the inception of the Far East Joint Venture, the Company and the Far East Joint Venture have worked cooperatively on various research and development projects and each entity has communicated significant technology to the other. It is not anticipated that either the Company or the Far East Joint Venture will pay royalties to the other in connection with the transfer of technology in the foreseeable future, including with respect to the Company's CMP technology.

  Management. SpeedFam Co., Ltd. currently has eight directors serving on its Board of Directors, including Messrs. Farley and Kouzuma, the Chairman and President of the Company, respectively, as well as Hiroshi Obara, Suminori Suzuki, Ryosuke Tojo, Shinya Iida, Hatsuyuki Arai and Isao Nagahashi. Mr. Kouzuma is the Executive Vice President and General Manager of SpeedFam Co., Ltd. and is responsible for day to day operations and acts as the primary liaison between the Company and Obara. Mr. Obara is the President of the Far East Joint Venture. Mr. Suzuki, an employee of Obara, is the senior finance officer of the Far East Joint Venture. Mr. Tojo is Managing Director of the Far East Joint Venture and assists in the overall management of operations. Mr. Kunihiko Watanabe is director of sales for the silicon wafer market and reports to Mr. Kouzuma. Dr. Iida is the chief technical officer and is responsible for all research, development and engineering operations. Messrs. Arai and Nagahashi are the directors of CMP and thin film memory disk technology, respectively, and report to Dr. Iida. The Joint Venture Agreement provides limited direction with respect to the relationship between the joint venture partners and the operation and management of the Far East Joint Venture. To date, decisions with respect to the strategic direction of the Far East Joint Venture have been made by the Company and Obara from time to time on the basis of informal discussions and the relationships forged over time by the individuals. Business transactions between the Company and the Far East Joint Venture, including those relating to the absence of payment of royalties on transfers of certain technology, may not be consistent with business decisions and results that would exist between two independent entities dealing at arms-length.

  Financial Information. During the Company's 1994, 1995, 1996 fiscal years and the six months ended November 30, 1996, the Company's share of the net earnings of the Far East Joint Venture was $450,000, $1.1 million, $4.8 million and $3.6 million, respectively, representing 19.1%, 66.9%, 40.3% and 41.1%, respectively, of the Company's net earnings. The Far East Joint Venture has not paid significant dividends in the past and is expected to retain substantially all of its earnings in the foreseeable future to support the growth of its business. As a result, the Company's share of the net earnings of the Far East Joint Venture has not in the past resulted and is not expected in the future to result in a like effect on the cash flows of the Company. In addition, in recent periods the equity in net earnings of affiliates attributable to the Company's joint ventures has increased substantially, primarily as a result of an increase in net earnings of the Far East Joint Venture. Such increase is primarily attributable to strong demand for products supplied by the Far East Joint Venture and sold by the Company to the thin film memory disk and semiconductor wafer industries. However, the Company does not expect that this trend will continue. As a result, the Company's share of the net earnings of the Far East Joint Venture is expected to decrease in future periods. During fiscal 1994, 1995, 1996 and the six months ended November 30, 1996, 4.0%, 4.5%, 5.2% and 5.8% respectively, of the Company's total revenue was attributable to commissions earned on products produced by the Far East Joint Venture and which were sold by the Company. At November 30, 1996, the Company's equity interest in the Far East Joint Venture was $20.3 million, representing 18.2% of the Company's total assets and 29.8% of shareholders' equity. Set forth below is certain selected financial information with respect to the Far East Joint Venture which has been derived from consolidated financial statements which have been audited by KPMG Peat Marwick LLP with the exception of the selected financial information as of and for the six months ended October 31, 1996 which is unaudited. Such information should be read in conjunction with the consolidated financial statements and notes thereto of the Far East Joint Venture appearing elsewhere herein.

                                                               SIX MONTHS
                                                                  ENDED
                                       YEAR ENDED APRIL 30,    OCTOBER 31,
                                     ------------------------- -----------
                                      1994     1995     1996      1996
                                     ------- -------- -------- -----------
                                                  (in thousands)
Consolidated Statement of Earnings
Data:
Net sales........................... $87,217 $108,664 $161,169  $110,854
Gross profit........................  23,812   31,576   54,257    36,148
Operating profit....................   2,908    6,467   19,959    15,340
Net earnings(1).....................   1,084    2,169    9,637     7,560
Consolidated Balance Sheet Data (at
period end):
Working capital..................... $18,377 $ 23,779 $ 23,526  $ 23,482
Total assets........................  86,869  110,813  126,551   149,110
Long-term debt, less current
portion.............................  12,387   12,528    9,106     8,357
Stockholders' equity................  26,641   34,215   37,091    40,656

--------
(1) Approximately one-half of such amount is recognized by the Company on the equity method as "equity in net earnings (loss) of affiliates."

  Products and Customers. Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. The Far East Joint Venture's product mix is significantly different than the Company's primarily because, as a percentage of sales, the Far East Joint Venture sells substantially less slurry and slurry components than the Company (Fujimi Incorporated sells slurries directly in the Far East) and because of differences in the composition of the U.S. and Far East markets. The Far East Joint Venture also designs, produces and markets edge and flat polishing machines for the semiconductor wafer market and pre-deposition cleaning machines for the thin film memory disk market and, more recently, the flat panel display market. The Company distributes these machines in the U.S. and Europe. The Far East Joint Venture also markets parts and expendables and, to a much lesser degree than the Company, slurries (primarily to thin film memory disk and silicon wafer manufacturers).

  The Far East Joint Venture has developed and is currently manufacturing and marketing a two head CMP system. The rate of adoption of the CMP process in the fabrication of memory devices, which are predominately the type of semiconductor devices manufactured in the Far East, has been historically lower than that for advanced logic devices, which are widely manufactured in the U.S. Accordingly, the marketing of the CMP system manufactured by the Far East Joint Venture is substantially dependent on the rate of adoption of the CMP process by the memory device manufacturing industry in the Far East market.

  The Far East Joint Venture's products are sold to semiconductor wafer (primarily silicon), thin film memory disk and general industrial (primarily quartz, ceramic and LCD glass) manufacturers. Major end user customers of the Far East Joint Venture have included: LG Siltron, Inc. (silicon wafer manufacturer), Niigata Toshiba Ceramics Co., Ltd. (silicon wafer manufacturer), Wacker Siltron (silicon wafer manufacturer), Asahi Komag Co., Ltd. (thin film memory disk manufacturer) and Fuji Electric Co., Ltd. (thin film memory disk manufacturer). During the Far East Joint Venture's fiscal years 1994, 1995, 1996 and the six months ended October 31, 1996, sales to certain customers through Fujimi Incorporated, acting as a distributor, accounted for approximately 7%, 11%, 12% and 14% of net sales, respectively.

  Competition. The Far East Joint Venture competes in several distinct markets including the semiconductor substrate equipment market, the thin film memory disk equipment market and the general industrial equipment applications market (primarily quartz, ceramic and LCD glass) and the slurries market. The Far East Joint Venture competes on the basis of technology, overall cost of ownership, product quality, price, availability, size of installed base, breadth of product line and customer service and support. The Far East Joint Venture faces intense competition from established competitors, some of which have substantially greater financial, engineering, manufacturing and marketing resources. In the equipment markets served, the Far East Joint Venture generally competes with a relatively small number of competitors which, together with the Far East Joint Venture, provide a substantial majority of the products sold into those markets. In the slurries market, Fujimi Incorporated is the provider of substantially all of the slurries sold by the Far East Joint Venture. Fujimi Incorporated also sells directly to end users and is a dominant supplier and distributor of slurries in the Far East region.

  Sales, Marketing and Service. The Far East Joint Venture markets and sells its products through a combination of Japanese trading companies and direct sales personnel. As is customary in Japan, the Far East Joint Venture sells a substantial portion of the products sold in Japan through trading companies, although the Far East Joint Venture sales personnel have primary responsibility for most aspects of the sale. The Far East Joint Venture maintains a field service organization consisting of 55 persons based in the major locations where the Far East Joint Venture maintains a presence, such as Japan, India Korea, Singapore Taiwan and Thailand.

  Research, Development and Manufacturing. The Far East Joint Venture maintains a research and development staff of 57 persons. Research and development efforts are focused on enhancing existing products as well as developing new products and generally cover a broader range of products and technologies than the Company's research and development efforts. The Company and the Far East Joint Venture have in the past collaborated on various projects and are expected to do so in the future.

  The Far East Joint Venture or manufacturing subcontractors retained by the Far East Joint Venture typically manufacture equipment and systems from components and fabricated parts manufactured and supplied by others. Certain of the items manufactured by others are made to the Company's specifications. A portion of the products sold by the Far East Joint Venture are manufactured by the Far East Joint Venture's majority owned subsidiary, Saku Seiki, and a substantial portion are manufactured by unaffiliated third party subcontractors for the Far East Joint Venture.

  Employees. At October 31, 1996, the Far East Joint Venture had 421 full-time employees, including 331 in Japan, 4 in Thailand, 17 in Korea, 36 in Taiwan, 17 in India, 12 in Singapore, 2 in Shanghai and 2 in Hong Kong. Of these employees, 73 are engaged in manufacturing, 61 in marketing and sales, 55 in field service, 64 in engineering, 57 in research and development, 47 in management and 64 in clerical and general administration.

  Certain Relationships. The Company acts as distributor in North America and Europe of certain machines produced by the Far East Joint Venture. During fiscal 1995, 1996 and the six months ended November 30, 1996, commissions paid to the Company relating to such distribution amounted to approximately $2.8 million, $6.3 million and $4.6 million, respectively. Further, the Company purchases certain components used in its machines from the Far East Joint Venture. During fiscal 1995, 1996 and the six months ended November 30, 1996, purchases of components from the Far East Joint Venture totaled approximately $3.0 million, $5.6 million and $2.9 million, respectively.

  Mr. Kouzuma receives certain amounts from the Far East Joint Venture consisting of directors' fees and bonuses. In addition, both Messrs. Farley and Kouzuma receive dividends on their individual holdings of stock in certain of SpeedFam Co., Ltd.'s subsidiaries. Both Messrs. Farley and Kouzuma serve as directors of SpeedFam Co., Ltd. In addition, both serve as directors of SpeedFam Clean Systems Co. Ltd., a majority owned subsidiary of SpeedFam Co., Ltd. Mr. Kouzuma also serves as President of SpeedFam Clean Systems Co. Ltd. In addition, each of Messrs. Farley and Kouzuma own 5% of the outstanding capital stock of SpeedFam Clean Systems Co., Ltd. Messrs. Farley and Kouzuma also serve as directors of Met-Coil Limited, SpeedFam Co. Ltd.'s 50%-owned joint venture. Mr. Kouzuma owns 10.62% of the outstanding capital stock of Saku Seiki, a majority owned subsidiary of SpeedFam Co., Ltd., and serves as a director of Saku Seiki. Messrs. Farley and Kouzuma also serve as directors of several wholly owned subsidiaries of SpeedFam Co. Ltd., namely SpeedFam Korea Limited, SpeedFam Incorporated in Taiwan and SpeedFam India (Pvt.) Ltd.

FUJIMI JOINT VENTURE

  Pursuant to a joint venture agreement dated September 7, 1984, the Company and Fujimi Incorporated formed Fuijimi Corporation, an Illinois corporation (the "Fujimi Joint Venture"). Each of Fuijimi Incorporated and the Company owns 50% of the Fujimi Joint Venture's common stock. Fujimi Incorporated, a publicly traded company in Japan, is a manufacturer of slurry, abrasives and compounds in Japan. The initial term of the joint venture agreement was for a period of five years, but the agreement continues in effect until such time as either party terminates upon written notice delivered to the other party upon one-year notice. The agreement may also be terminated upon 60-days notification by either party in the event of a breach by the other party if such breach is not cured within 60 days.

  The Fujimi Joint Venture was organized to sell Fujimi Incorporated products in North and South America. The Fujimi Joint Venture distributes abrasives, polishing pads, diamond wheels and other products to the semiconductor wafer and general industrial markets. Notwithstanding the written terms of the joint venture agreement, the Company, through SpeedFam U.S., has distributed a variety of products, primarily slurry, to manufacturers of thin film memory disks. The Company has the exclusive right to distribute Fujimi Incorporated memory disk polishing slurry in North America until October 1, 1999. Revenue from sales of products by the Fujimi Joint Venture were $12.3 million in fiscal 1994, $15.8 million in fiscal 1995, $19.7 million in fiscal 1996 and $17.8 million for the six months ended November 30, 1996. For a description of other business relationships between the Company and Fujimi Incorporated, see "Business--Manufacturing and Suppliers." The Fujimi Joint Venture imports the products it sells and purchases such products in non-U.S. dollar denominated transactions. This business is subject to both foreign exchange rate fluctuations and has recently experienced increased competition which drives down selling prices, the result of which is lower gross margins for the Fujimi Joint Venture.

  The Fujimi Joint Venture currently has six directors serving on its Board of Directors, including Mr. Farley, Chairman of the Company, Mr. Kouzuma, President of the Company, and Mr. Augur, President of SpeedFam U.S. The other three directors, Messrs. Isamu Koshiyama, Hidetaka Niinomi and Stuart Sawai, are representatives of Fujimi Incorporated. Day to day management of the Fujimi Joint Venture is under the control of its president, Mr. Donald R. Hixson. The Fujimi Joint Venture employs four full-time sales personnel.

                                  MANAGEMENT

  The executive officers, key employees and directors of SpeedFam
International, Inc. and their ages as of February 11, 1997 are as follows:

EXECUTIVE OFFICERS,
KEY EMPLOYEES
AND DIRECTORS             AGE                     POSITION WITH THE COMPANY
-------------------       ---                     -------------------------
James N. Farley (1)       68  Chairman, Chief Executive Officer and Director
Makoto Kouzuma (1)        57  President, Chief Operating Officer and Director
Roger K. Marach (1)       51  Treasurer, Chief Financial Officer and Assistant Secretary
Christopher E. Augur (1)  36  President of SpeedFam Corporation
Robert R. Smith (1)       53  Managing Director of SpeedFam Limited
Mukesh Desai              43  Senior Vice President of SpeedFam Corporation--Technology,
                              Semiconductor Group
Russell E. Douglass       54  Vice President of Operations for Semiconductor Group,
                              SpeedFam Corporation
Gary F. Emmons            46  Vice President of Sales and Marketing for Semiconductor
                              Group, SpeedFam Corporation
Mark A. Hredzak           39  Vice President of SpeedFam Corporation--General Manager of
                              Clean Systems Group
Ellis E. Ponton           35  Senior Vice President of SpeedFam Corporation--General Manager of
                              Semiconductor Group
Philbin L. Scott          38  Vice President of SpeedFam Corporation--General Manager of
                              Disk Technology Group
Byron L. Sheets           42  Vice President of SpeedFam Corporation--General Manager of
                              Industrial Applications Group
Neil R. Bonke (2)         55  Director
Thomas J. McCook (2) (3)  73  Director
Dr. Stuart Meyer (3)      59  Director
Robert M. Miller (2)      70  Director
Carl S. Pedersen (3)      82  Director

--------
(1) Messrs. Farley, Kouzuma, Marach, Augur and Smith are executive officers of SpeedFam International, Inc.
(2) Member of Compensation Committee
(3) Member of Audit Committee

  Mr. Farley has been a director of SpeedFam International, Inc. since 1961. He was appointed Chairman and Chief Executive Officer by the Board of Directors in 1993. Mr. Farley had been President of SpeedFam International, Inc. from 1967 to 1993. Prior to that, he was Vice President of Sales and had served as Business Manager since joining SpeedFam International, Inc. in 1960. Mr. Farley was instrumental in developing the organization and is presently responsible for developing and directing the future strategy of SpeedFam International, Inc. Mr. Farley also serves on the board of two privately-held companies. He holds a BSEE from Northwestern University.

  Mr. Kouzuma has been a director of SpeedFam International, Inc. since 1982. He was appointed President of SpeedFam International, Inc. in 1993. He was Executive Vice President of SpeedFam International, Inc. and had the additional post of President of SpeedFam Corporation from 1990 to 1993. He is also Executive Vice President and General Manager of the Far East Joint Venture. He has been responsible for the day to day operations of the Far East Joint Venture since its founding in 1971. Mr. Kouzuma joined SpeedFam International, Inc. in 1969 to open a Japanese liaison office. He graduated as an Electrical Engineer from Chuo University in Tokyo, Japan. Mr. Kouzuma is a resident of Japan.

  Mr. Marach joined SpeedFam International, Inc. in 1988 as Chief Financial Officer and was elected Treasurer in 1989. Prior to joining SpeedFam International, Inc., Mr. Marach was the Assistant Treasurer of

Ingersoll International, Inc., a capital equipment manufacturer, for eight years and previously worked for five years in auditing and treasury operations for G.D. Searle & Co., a major pharmaceutical company. He has a BS in Economics (Accounting) from the Illinois Institute of Technology, and a Masters in Management (Finance) from Northwestern University.

  Mr. Augur was named President of SpeedFam Corporation in April 1993. He was the Executive Vice President from June 1992 to March 1993. From 1991 to 1992, Mr. Augur served as the General Manager of the Electronic Equipment Group of SpeedFam Corporation. He joined SpeedFam International, Inc. in 1982 and assisted in establishing its Arizona operations. Prior to joining SpeedFam International, Inc., Mr. Augur worked for Motorola in the semiconductor products sector. He has a BS in Computer Systems Engineering from Arizona State University and a Masters of Business Administration from the University of Phoenix.

  Mr. Smith was appointed Managing Director of SpeedFam Limited in 1974. Mr. Smith was hired to organize SpeedFam Limited in 1974 and has been responsible for its day to day operations since that time as well as for SpeedFam International, Inc.'s other European subsidiary, SpeedFam GmbH. Mr. Smith has a National Certificate in Mechanical Engineering from Lancaster Polytechnicon in England.

  Mr. Desai was appointed Vice President of SpeedFam Corporation in June 1995 and promoted to Senior Vice President in December 1996. He joined SpeedFam Corporation as Director of Technology of the Semiconductor Group in February 1994. He has extensive experience in CMP planarization technology and worked in the CMP area at IBM from 1984 to 1994. From May, 1993 to February, 1994, Mr. Desai served as an IBM assignee at SEMATECH, Inc. and acted as Project Leader on CMP research and development. He is currently responsible for directing the Company's CMP development. He holds a BS in Chemistry from Bombay University, Bombay, India, and a Masters of Science in Chemistry from Polytechnic University, Brooklyn, New York.

  Mr. Douglass was appointed Vice President of Operations for Semiconductor Group, SpeedFam Corporation in January 1997. He joined SpeedFam Corporation as Director of Operations for the Semiconductor Group in April 1995. Previously, Mr. Douglass was Vice President of Operations for Plasma & Materials Technologies, Inc. (since November 1992). From 1981 to 1984, he was Director of Operations of the Etch Division of Applied Materials. Mr. Douglass has a BA from Ohio State University and a Masters in Human Relations and Organizational Development from the University of San Francisco.

  Mr. Emmons was appointed Vice President of Sales and Marketing for Semiconductor Group, SpeedFam Corporation in January 1997. He joined SpeedFam Corporation in 1995 as Director of Sales and Marketing in the Semiconductor Group. Previously, Mr. Emmons was Director of Sales for ASM America from 1989 to February 1995. He has a BS in Business Administration from Texas A & M University.

  Mr. Hredzak was appointed Vice President of SpeedFam Corporation in June 1995 and is currently General Manager of the Clean Systems Group. From 1993 to 1996, he was General Manager of the Electronics Equipment Group. From 1990 to 1993, Mr. Hredzak was the sales manager for SpeedFam Corporation Cleaning Equipment Group. Mr. Hredzak started with SpeedFam Corporation in 1988 in the sales department of the Electronics Equipment Group. Mr. Hredzak received a BS in Metallurgical and Materials Engineering from the University of Kentucky.

  Mr. Ponton was appointed Vice President of SpeedFam Corporation in June 1995 and promoted to Senior Vice President in December 1996. Since 1993, he has been General Manager of the Semiconductor Group, which focuses entirely on CMP and the semiconductor device industry. He was the Assistant General Manager for the Electronics Equipment Group from 1992 to 1993, and its sales manager from 1988 to 1992. Mr. Ponton started with SpeedFam Corporation in 1986 as a sales engineer and was promoted to sales manager in 1988. Mr. Ponton has a BS in Geology and Mathematics from Ball State University.

  Mr. Scott was appointed Vice President of SpeedFam Corporation in July 1996 and General Manager of the Disk Technology Group in December 1996. Previously, he was General Manager of the Consumable Products

Group of SpeedFam Corporation (from June 1995) and was responsible for slurry and slurry component sales. He joined SpeedFam Corporation in May 1992 as the products manager of disk slurry products. From 1988 to 1992, Mr. Scott worked at the McDonnell Douglas Helicopter Company where he served as a Manufacturing Research Engineer, Industrial Engineer and Manager of Production Scheduling. He has a BA in Biology from UNC-Charlotte, a Masters of Environmental Science from Miami University and a Masters of Science in Engineering from Arizona State University.

  Mr. Sheets was appointed Vice President of SpeedFam Corporation in June 1995. Since 1993, he has been General Manager of the Industrial Applications Group, which services the broad industrial applications market. He was the sales manager for the Industrial Applications Group from 1990 to 1993. Mr. Sheets was hired in 1990 when Spitfire Tool and Machine Company ("Spitfire") was acquired by SpeedFam Corporation from General Signal Corp. Mr. Sheets worked for Spitfire from 1979 to 1990.

  Mr. Bonke has been a director of SpeedFam International, Inc. since August 1996. Mr. Bonke has been Chairman of the Board of Electroglas, Inc. since April 1993, and its Chief Executive Officer from April 1993 through April 1996. He also serves on the Board of Directors of Sanmina Corp. and FSI International Inc. Electroglas, Inc., Sanmina Corp. and FSI International Inc., each a public company, are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Mr. Bonke was a Group Vice President of General Signal and President of General Signal's Semiconductor Equipment Operations from September 1991 to July 1993.

  Mr. McCook has been a director of SpeedFam International, Inc. since 1979. He is currently serving as Vice Chairman of the Economic Development Council of Cape Coral, Florida and was formerly Vice President of Stewart-Warner, an automotive parts manufacturer.

  Dr. Meyer has been a director of SpeedFam International, Inc. since 1982. He has been an Associate Professor of Management and Strategy at the Kellogg Graduate School of Management, Northwestern University since 1977.

  Mr. Miller has been a director of SpeedFam International, Inc. since 1990. He is currently Chairman of Okuma Technology Institute in Charlotte, North Carolina. The Okuma Technology Institute is dedicated to machine tool and cutting tool research and development. Since 1985, Mr. Miller has been President of ITMC Inc., a marketing consulting firm providing service to capital equipment manufacturers.

  Mr. Pedersen has been a director of SpeedFam International, Inc. since 1979. Since 1988, he has been Chairman Emeritus of Luther & Pedersen, a capital equipment distributor in Aurora, Illinois. He previously served as Chairman of Luther & Pedersen.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Articles of Incorporation and Bylaws provide for indemnification by the Company of its directors, officers, employees and agents to the fullest extent permitted by law for expenses, judgments, penalties, fines and amounts paid in settlement in connection with any pending, threatened or completed action, suit or proceeding (other than by the Company), to which any such person was made a party by reason of the fact that he or she was acting in such capacity for the Company or was serving as such for another corporation or enterprise at the Company's request, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. In actions by the Company, such indemnification will be limited to expenses.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of February 11, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each shareholder who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each Executive Officer, (iv) all directors and executive officers of the Company as a group, and (v) each Selling Shareholder. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                          BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                            PRIOR TO OFFERING                       AFTER OFFERING
                          -----------------------                -----------------------
NAME AND ADDRESS            NUMBER      PERCENT   SHARES OFFERED   NUMBER      PERCENT
----------------          ------------ ---------- -------------- ------------ ----------
James N. Farley(1)(2)...     2,464,880     23.2%     400,000        1,829,880     14.5%
Nancy J. Farley(1)(3)...     1,129,195     10.6       50,000        1,079,195      8.5
Makoto Kouzuma(1)(4)....       835,420      7.8      100,000          735,420      5.8
SpeedFam Employees
Profit Sharing
Trust(1)(5).............       307,380      2.9       75,000          232,380      1.8
Roger K. Marach(6)......        41,726        *          --            41,726        *
Christopher E. Augur....        38,408        *          --            38,408        *
Robert R. Smith(7)......       109,455      1.0       10,000           99,455        *
Neil R. Bonke...........         7,500        *          --             7,500        *
Thomas J. McCook........        21,400        *       10,000           11,400        *
Dr. Stuart Meyer........        61,580        *          --            61,580        *
Robert M. Miller........           400        *          --               400        *
Carl S. Pedersen(8).....        47,400        *          --            47,400        *
James N. and Nancy J.
Farley Foundation(9)....       464,880      4.4      235,000          229,880      1.8
Barbara J. Farley.......       323,845      3.1       10,000          313,845      2.5
James C. Farley.........       295,455      2.8       40,000          255,455      2.0
Timothy P. Farley.......       312,445      2.9       10,000          302,445      2.4
Sarah F. Huskey.........       301,045      2.8       10,000          291,045      2.3
All directors and
 executive officers as a
 group
 (10 persons)...........     3,626,338     33.7%     520,000        2,870,918     22.4%

--------
*Less than one percent.
(1) The business address of Messrs. Farley and Kouzuma, Mrs. Farley and the SpeedFam Employees Profit Sharing Trust is 7406 West Detroit, Chandler, Arizona 85226.
(2) Of such shares 2,000,000 shares beneficially owned by Mr. Farley are held in the James N. Farley Trust, of which Mr. Farley acts as sole trustee, and 464,880 are held by the James N. and Nancy J. Farley Foundation Trust, of which Mr. Farley acts as sole trustee. Excludes (i) shares beneficially owned by Nancy J. Farley (Mr. Farley's spouse), (ii) an aggregate of 1,487,725 shares beneficially owned by Mr. Farley's adult children, (iii) 762,780 shares held in the Makoto Kouzuma Trust, a revocable trust, of which Mr. Farley serves as co-trustee, and (iv) 307,380 shares owned by the SpeedFam Employees Profit Sharing Trust, of which Mr. Farley acts as co-trustee. Mr. Farley disclaims beneficial ownership of all shares referred to (i) through (iv) above.
(3) Of such shares, 707,400 are held in the Nancy J. Farley Trust, a revocable trust. Charles A. Kelly, Secretary of the Company, acts as co-trustee of such trust with Mr. Farley (the spouse of Nancy J. Farley). Pursuant to the trust agreement, Mr. Kelly has sole voting and dispositive power over shares held in the trust. The Nancy J. Farley Trust may be voluntarily terminated by Mrs. Farley at any time. Includes 421,795 shares of Common Stock over which Mrs. Farley has sole voting and dispositive power as Custodian for eleven minor grandchildren. Mrs. Farley disclaims beneficial ownership as to such shares. Excludes shares beneficially owned by Mr. Farley and an aggregate of 1,487,725 shares beneficially owned by Mrs. Farley's adult children, as to all of which Mrs. Farley disclaims beneficial ownership.
(4) Of such shares, 762,780 are held in the Makoto Kouzuma Trust, a revocable trust. Mr. Kelly and Mr. Farley act as co-trustees of such trust and share voting and dispositive power over shares held in the trust. The Makoto Kouzuma Trust may be voluntarily terminated by Mr. Kouzuma at any time. The remaining 72,640 shares are subject to issuance to Mr. Kouzuma upon the exercise of certain stock options.
(5) Messrs. Farley, Marach and Kelly act as co-trustees of the Plan and share voting and dispositive power over shares held by the Plan.

(6) Excludes 307,380 shares owned by the SpeedFam Employees Profit Sharing Trust of which Mr. Marach serves as co-trustee. Mr. Marach disclaims beneficial ownership of such shares.
(7) Includes 26,120 shares beneficially owned by Mr. Smith's spouse.
(8) Of such shares, 47,000 are held in the Pedersen Family Limited Partnership, of which Pedersen Holdings, Inc. is sole general partner and Mr. Pedersen serves as sole limited partner. Mr. Pedersen serves as President of Pedersen Holdings, Inc. and owns 33% of its outstanding stock. The remaining 400 shares are subject to issuance to Mr. Pedersen upon the exercise of certain stock options.
(9) The James N. and Nancy J. Farley Foundation is a trust, of which Mr. Farley acts as sole trustee.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 1,000,000 shares of Preferred Stock, none of which has been issued, and 20,000,000 shares of Common Stock, of which 10,770,979 were currently issued and outstanding as of February 11, 1997.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally, including the election of directors. Subject to the rights of holders of any Preferred Stock outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding upon of the Company, the holders of Common Stock are entitled to share ratably in any assets remaining after payment of the Company's liabilities. Holders of Common Stock do not have preemptive or other subscription rights. The Common Stock currently outstanding is, and the shares of Common Stock offered by the Company hereby will be, when issued, validly issued, fully paid and non-assessable.

  Firstar Bank Milwaukee, N.A., Milwaukee, Wisconsin, is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

  The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, special series voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has special voting rights or preferences over the Common Stock with respect to the payment of dividends or upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

ANTI-TAKEOVER STATUTES

  Section 7.85 of the Illinois Business Corporation Act of 1983 (the "BCA") provides that business combinations between an Illinois corporation with a class of securities registered under the Exchange Act or a corporation which elects to be subject to Section 7.85 and the beneficial holder of 10% or more of the voting power of such corporation generally require (i) the approval of 80% of the votes of each class of stock entitled to vote and (ii) the affirmative vote of at least a majority of the votes of each class of stock entitled to be cast held by persons other than the 10% owner. Such requirements will not apply if the transaction is approved by 2/3 of the disinterested directors (generally defined as a director not affiliated or associated with the 10% owner), the price to be paid to the shareholders of the corporation is generally the higher of the fair market value (as defined in the statute) or the price per share paid by the 10% owner in acquiring its shares, and certain other conditions relating to the absence of dividend defaults, the receipt of special benefits by the 10% owner and the provision of specified information about the transaction to the corporation's public shareholders, are satisfied.

  Section 11.75 of the BCA provides that a corporation shall not engage in any business combination with any interested shareholder (generally defined as the beneficial owner of 15% or more of the outstanding voting shares of the company) for a period of three years following the date that such shareholder became an interested shareholder, unless (a) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or
(c) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

  Section 8.85 of the BCA permits directors and officers of an Illinois corporation to consider the interests of constituencies other than the corporation's shareholders when exercising their duties, including in the consideration of a transaction which could result in a change of control of the Company.

  The Company is automatically subject to Section 8.85 and Section 7.85 and, depending on the final distribution of the shares offered hereby and certain shareholder residency requirements with the State of Illinois, Section 11.75.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc., Alex. Brown & Sons Incorporated and Needham & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

      UNDERWRITER                                               NUMBER OF SHARES
      -----------                                               ----------------
      Lehman Brothers Inc. ....................................    1,000,000
      Alex. Brown & Sons Incorporated..........................    1,000,000
      Needham & Company, Inc...................................    1,000,000
                                                                   ---------
        Total..................................................    3,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

  The Company and the Selling Shareholders have been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $0.95 per share. The selected dealers may reallow a concession not in excess of $0.10 per share to certain brokers and dealers. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has granted to the Underwriters an option to purchase up to an aggregate of 450,000 shares of Common Stock, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  Certain holders of shares of Common Stock of the Company, owning an aggregate of 5,613,883 shares, have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 90 days after the effective date of the offering without the prior written consent of Lehman Brothers Inc. Lehman Brothers Inc. reserves the right to release any or all of such shareholders from their obligations under such lock-up agreements at any time without notice. Any such release would increase the number of shares available for sale into the public market, which could have a material adverse effect on the price of the Common Stock. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of Lehman Brothers Inc. for 90 days after the effective date of the offering.

  Certain of the underwriting and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with

Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceeding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Chapman and Cutler, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Diego, California. Mr. Charles A. Kelly, a partner of Chapman and Cutler, serves as Secretary of the Company and owns 35,000 shares of the Company's Common Stock. In addition, Mr. Kelly has sole voting and dispositive power over 707,400 shares of Common Stock held in the Nancy J. Farley Trust, a revocable trust, of which he serves as co-trustee. Mr. Kelly also shares voting and dispositive power over 762,780 shares of Common Stock held in the Makoto Kouzuma Trust, a revocable trust, of which he serves as co-trustee and over 307,380 shares of Common Stock held in the SpeedFam Employees Profit Sharing Trust, of which he serves as co-trustee. Mr. David S. Crossett, also a partner of Chapman and Cutler, owns 500 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company as of May 31, 1995 and 1996, and for each of the years in the three-year period ended May 31, 1996 and the consolidated financial statements of the Far East Joint Venture as of April 30, 1995 and 1996, and for each of the years in the three-year period ended April 30, 1996, included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

ANNUAL
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets--at the end of fiscal years 1995 and 1996.....  F-3
Consolidated Statements of Earnings--for the fiscal years 1994, 1995 and
 1996.....................................................................  F-4
Consolidated Statements of Stockholders' Equity--for the fiscal years
 1994, 1995 and 1996......................................................  F-5
Consolidated Statements of Cash Flows--for the fiscal years 1994, 1995 and
 1996.....................................................................  F-6
Notes to Consolidated Financial Statements................................  F-7
INTERIM
Condensed Consolidated Balance Sheets--at May 31, 1996 and November 30,
 1996 (unaudited).........................................................  F-20
Condensed Consolidated Statements of Earnings--for the six months ended
 November 30, 1995 and November 30, 1996 (unaudited)......................  F-21
Condensed Consolidated Statements of Cash Flows--for the six months ended
 November 30, 1995 and November 30, 1996 (unaudited)......................  F-22
Notes to Condensed Consolidated Financial Statements (unaudited)..........  F-23

SPEEDFAM CO., LTD. AND CONSOLIDATED SUBSIDIARIES

ANNUAL
Independent Auditors' Report..............................................  F-25
Consolidated Balance Sheets--at the end of fiscal years 1995 and 1996.....  F-26
Consolidated Statements of Earnings--for the fiscal years 1994, 1995 and
 1996.....................................................................  F-27
Consolidated Statements of Shareholders' Equity--for the fiscal years
 1994, 1995 and 1996......................................................  F-28
Consolidated Statements of Cash Flows--for the fiscal years 1994, 1995 and
 1996.....................................................................  F-29
Notes to Consolidated Financial Statements................................  F-30

The above consolidated financial statements of SpeedFam Co., Ltd. and consolidated subsidiaries are included in this prospectus pursuant to Rule 3-09 of Regulation S-X.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
SpeedFam International, Inc.:

  We have audited the accompanying consolidated balance sheets of SpeedFam International, Inc. and consolidated subsidiaries as of May 31, 1995 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended May 31, 1996. These consolidated financial statements are the responsibility of the management of SpeedFam International, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SpeedFam International, Inc. and consolidated subsidiaries as of May 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in notes 1 and 5 to the consolidated financial statements, the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," were adopted in fiscal year 1994.

                                          KPMG Peat Marwick LLP

July 3, 1996
Chicago, Illinois

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             MAY 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                           ASSETS                              1995      1996
                           ------                             -------  --------
Current assets:
  Cash and cash equivalents.................................. $ 1,095  $ 10,871
  Trade accounts and notes receivable, less allowance for
   doubtful accounts of $187 and $495 at May 31, 1995 and
   1996, respectively........................................  16,971    34,693
  Inventories................................................  17,995    27,931
  Deferred income taxes......................................     147     1,229
  Prepaid expenses and other current assets..................   1,067     1,241
                                                              -------  --------
    Total current assets.....................................  37,275    75,965
Investments in affiliates....................................  18,582    20,450
Property, plant and equipment, net...........................   3,061     9,969
Other assets.................................................   1,111     1,600
                                                              -------  --------
    Total assets............................................. $60,029  $107,984
                                                              =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Current portion of long-term debt.......................... $   908  $    727
  Accounts payable...........................................   7,138    14,704
  Customer deposits..........................................   5,662     4,814
  Due to affiliates..........................................   8,907    11,756
  Accrued expenses...........................................   3,083     8,005
  Income taxes payable.......................................     505     4,766
                                                              -------  --------
    Total current liabilities................................  26,203    44,772
                                                              -------  --------
Long-term liabilities:
  Long-term debt.............................................  10,362     2,593
  Deferred income taxes......................................     427       580
                                                              -------  --------
    Total long-term liabilities..............................  10,789     3,173
                                                              -------  --------
Stockholders' equity:
  Common stock, no par value, 20,000,000 shares authorized,
   7,459,700 and 10,514,868 shares issued and outstanding at
   May 31, 1995 and 1996, respectively.......................       1         1
  Additional paid-in capital.................................     828    26,174
  Retained earnings..........................................  17,426    29,247
  Foreign currency translation adjustment....................   7,991     4,617
  Treasury stock.............................................  (3,209)       --
                                                              -------  --------
    Total stockholders' equity...............................  23,037    60,039
                                                              -------  --------
    Total liabilities and stockholders' equity............... $60,029  $107,984
                                                              =======  ========

          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                    YEARS ENDED MAY 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                     1994     1995      1996
                                                    -------  -------  --------
Revenue:
  Net sales.......................................  $49,247  $57,021  $113,880
  Commissions from affiliate......................    2,134    2,757     6,290
                                                    -------  -------  --------
    Total revenue.................................   51,381   59,778   120,170
Cost of sales.....................................   38,945   45,494    78,661
                                                    -------  -------  --------
    Gross margin..................................   12,436   14,284    41,509
                                                    -------  -------  --------
Operating expenses:
  Research, development and engineering...........    2,267    2,740    11,496
  Selling, general, and administrative expenses...    8,988    9,948    18,922
                                                    -------  -------  --------
    Total operating expenses......................   11,255   12,688    30,418
                                                    -------  -------  --------
Operating profit..................................    1,181    1,596    11,091
                                                    -------  -------  --------
Other income (expense):
  Gains on sales of assets........................       19      246         9
  Royalty income..................................      245      264        --
  Interest income.................................       34       52       454
  Interest expense................................     (697)    (959)     (691)
  Disposal of FamTec AG...........................      303       --        --
  Miscellaneous, net..............................      373     (556)       20
                                                    -------  -------  --------
                                                        277     (953)     (208)
                                                    -------  -------  --------
Earnings from consolidated companies before income
 taxes and cumulative effect of change in
 accounting principle.............................    1,458      643    10,883
Income tax expense (benefit)......................     (160)     186     4,266
                                                    -------  -------  --------
Earnings from consolidated companies before
 cumulative of effect of change in accounting
 principle........................................    1,618      457     6,617
Equity in net earnings of affiliates..............      655    1,187     5,204
                                                    -------  -------  --------
Earnings before cumulative effect of change in
 accounting principle.............................    2,273    1,644    11,821
Cumulative effect of change in accounting
 principle for income taxes.......................       78       --        --
                                                    -------  -------  --------
Net earnings......................................  $ 2,351  $ 1,644  $ 11,821
                                                    =======  =======  ========
Net earnings per share............................  $  0.31  $  0.20  $   1.16
                                                    =======  =======  ========
Weighted average common and common equivalent
 shares...........................................    7,619    8,146    10,159
                                                    =======  =======  ========

          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    YEARS ENDED MAY 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                       FOREIGN
                                 ADDITIONAL           CURRENCY
                          COMMON  PAID-IN   RETAINED TRANSLATION TREASURY
                          STOCK   CAPITAL   EARNINGS ADJUSTMENT   STOCK     TOTAL
                          ------ ---------- -------- ----------- --------  -------
Balance at May 31, 1993.   $  1   $   817   $13,431    $4,591    $(3,171)  $15,669
Net earnings............     --        --     2,351        --         --     2,351
Foreign currency
 translation adjustment.     --        --        --       548         --       548
Purchase of treasury
 stock..................     --        --        --        --         (4)       (4)
Sale of treasury stock..     --        11        --        --          1        12
                           ----   -------   -------    ------    -------   -------
Balance at May 31, 1994.      1       828    15,782     5,139     (3,174)   18,576
Net earnings............     --        --     1,644        --         --     1,644
Foreign currency
 translation adjustment.     --        --        --     2,852         --     2,852
Purchase of treasury
 stock..................     --        --        --        --        (35)      (35)
                           ----   -------   -------    ------    -------   -------
Balance at May 31, 1995.      1       828    17,426     7,991     (3,209)   23,037
Net earnings............     --        --    11,821        --         --    11,821
Foreign currency
 translation adjustment.     --        --        --    (3,374)        --    (3,374)
Sale of treasury stock..     --        16        --        --          1        17
Retirement of treasury
 stock..................     --    (3,208)       --        --      3,208        --
Issuance of common
 stock..................     --    28,284        --        --         --    28,284
Exercise of stock
 options................     --       254        --        --         --       254
                           ----   -------   -------    ------    -------   -------
Balance at May 31, 1996.   $  1   $26,174   $29,247    $4,617     $   --   $60,039
                           ====   =======   =======    ======    =======   =======


          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED MAY 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                       1994     1995    1996
                                                      -------  ------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings....................................... $ 2,351  $1,644  $11,821
  Adjustments to reconcile net earnings to net cash
   used in operating activities:
    Equity in net earnings of affiliates.............    (655) (1,187)  (5,204)
    Depreciation and amortization....................     675     635    1,326
    Provision for losses on accounts receivable......       7       3      316
    Provision for deferred income taxes..............    (220)   (120)    (922)
    Gains on sale of assets..........................     (19)   (246)     (10)
    Increase in cash surrender value of life
     insurance.......................................    (119)   (138)    (142)
    Gain on disposal of FamTec AG....................    (298)     --       --
    Cumulative effect of change in accounting
     principle.......................................     (78)     --       --
    Change in assets and liabilities:
      Increase in trade accounts and notes
       receivable....................................  (7,782) (2,271) (18,226)
      Increase in inventories........................  (3,297) (7,067) (10,078)
      (Increase) decrease in prepaid expenses and
       other assets..................................      50    (452)      23
      Increase in accounts payable and due to
       affiliates....................................   5,569   4,149   10,621
      Increase in accrued expenses, customer deposits
       and other liabilities.........................   1,670   4,474    4,102
      Increase (decrease) in income taxes payable....    (368)    566    4,290
                                                      -------  ------  -------
Net cash used in operating activities................  (2,514)    (10)  (2,083)
                                                      -------  ------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............................    (443)   (744)  (8,121)
  Proceeds from sales of assets......................      46     431       24
  Dividends from affiliates..........................      77      90      163
  Other investing activities.........................     (81)    (83)    (542)
                                                      -------  ------  -------
Net cash used in investing activities................    (401)   (306)  (8,476)
                                                      -------  ------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Treasury stock transactions........................       8     (35)      17
  Net proceeds from issuance of common stock.........      --      --   28,284
  Proceeds from exercise of stock options............      --      --      254
  Proceeds from long-term debt.......................   3,750   1,500    3,999
  Principal payments on long-term debt...............    (778)   (899) (12,025)
                                                      -------  ------  -------
Net cash provided by financing activities............   2,980     566   20,529
                                                      -------  ------  -------
Effect of foreign currency rate changes on cash......     (21)     36    (194)
                                                      -------  ------  -------
Net increase in cash and cash equivalents............      44     286    9,776
Cash and cash equivalents at beginning of year.......     765     809    1,095
                                                      -------  ------  -------
Cash and cash equivalents at end of year............. $   809  $1,095  $10,871
                                                      =======  ======  =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest......................................... $   664  $  866  $   810
                                                      =======  ======  =======
    Income taxes..................................... $   412  $  125  $   860
                                                      =======  ======  =======

          See accompanying notes to consolidated financial statements.

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Speedfam International, Inc. (the Company), an Illinois corporation, designs, develops, manufactures, markets and services high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers, general industrial components and, more recently, semiconductor devices through chemical mechanical polishing. In addition, the Company markets and distributes slurries, parts and expendables used in its customers' manufacturing processes. The Company's customers are primarily located in the United States, Europe, and the Far East.

 (a) Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and the following wholly owned subsidiaries:

      SUBSIDIARIES                                                 INCORPORATED
      ------------                                                --------------
      SpeedFam Corporation....................................... United States
      SpeedFam Limited........................................... United Kingdom
      SpeedFam GmbH.............................................. Germany

  All significant intercompany balances and transactions have been eliminated. Non-U.S. subsidiaries are included in the consolidated financial statements based upon fiscal years ended April 30. The Company's fiscal year ends on May 31.

  The Company's investments in the common stock of affiliates, SpeedFam Co., Ltd. (a Japanese corporation, 50% owned), and Fujimi Corporation (an Illinois corporation, 50% owned) are accounted for by the equity method using fiscal years that end April 30 and May 31, respectively.

 (b) Cash and Cash Equivalents

  Cash and cash equivalents include deposits in banks and highly liquid short-term investments with original maturities of three months or less. Short-term investments are carried at cost which approximates market.

 (c) Property, Plant and Equipment

  Property, plant and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Depreciation expense was $575, $538 and $1,172 in fiscal years 1994, 1995 and 1996, respectively. The estimated useful lives of the assets are as follows:

      Buildings and improvements.................................. 7 to 40 years
      Machinery and equipment.....................................       5 years
      Furniture and fixtures......................................  3 to 5 years
      Leasehold improvements...................................... 2 to 10 years

 (d) Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 (e) Income Taxes

  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (Statement 109)." Statement 109 required a change to the asset

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Effective June 1, 1993, the Company adopted Statement 109 and has reported the cumulative effect of that accounting change in the 1994 consolidated statement of earnings.

 (f) Revenue Recognition

  Sales of the Company's products are recorded upon shipment or when the product is accepted by the customer. Commission revenue from affiliates is recorded upon shipment of product.

 (g) Installation and Warranty Costs

  Costs to be incurred by the Company related to product installation and warranty fulfillment are accrued at the date of shipment and are estimated by the Company based on past experience. The accrual for product installation and warranty fulfillment, included in accrued expenses in the consolidated balance sheets, was $200 and $2,485 at the end of fiscal years 1995 and 1996, respectively.

 (h) Foreign Currency Translation

  Assets and liabilities of the Company' non-U.S. operations have been translated using the exchange rates in effect at the balance sheet dates. Results of operations are translated using the average exchange rates prevailing throughout the period. Local currencies are considered the functional currencies of the Company's foreign entities. Foreign currency exchange rates used to translate the financial statements are summarized below:

                                               FOREIGN CURRENCY PER U.S. DOLLAR
                                              ----------------------------------
                                                 1994        1995       1996
                                              ----------- ---------- -----------
      Rates at balance sheet date:
        Pound sterling ((Pounds))............         .66        .62         .66
        Deutsche mark (DM)...................        1.65       1.39        1.53
        Japanese yen ((Yen)).................      101.65      84.20      105.07

 (i) Treasury Stock

  The Company accounts for treasury stock using the cost method. In fiscal year 1994, the Company sold 6,000 shares of treasury stock. There were no sales of treasury stock in fiscal year 1995. The Company sold 8,000 shares of treasury stock in fiscal year 1996. In fiscal years 1994 and 1995 the number of shares of treasury stock purchased by the Company amounted to 1,800 and 14,680, respectively. There were no purchases of treasury stock in fiscal year 1996. All of the company's treasury stock was retired upon completion of the Company's initial public offering of common stock on October 26, 1995 (see note 15).

 (j) Net Earnings Per Share

  Net earnings per share data has been computed using the weighted average number of shares of common stock and common equivalent shares from stock options (when dilutive using the treasury stock method). Stock options issued during the twelve month period prior to the Company's initial public offering have been included in the calculation as if they were outstanding for all periods presented (even if antidilutive using the treasury stock method and the initial public offering price).

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

 (k) Significant Customers and Concentration of Credit Risk

  Presented below is a summary of net sales to and commissions earned from significant customers as a percentage of total revenue. Net sales to and commissions earned from these customers are from both of the Company's segments.

      CUSTOMER                                                    1994  1995  1996
      --------                                                    ----  ----  ----
       A........................................................   21%   21%   18%
       B........................................................   10%   11%    *
       C........................................................   11%    *     *

--------
*Less than 10%.

  Amounts due from three customers represented 14%, 15%, and 25% of total trade accounts and notes receivable at May 31, 1996.

 (l) Patents and Trademarks

  Patents and trademarks included in other assets, in the net amount of $311 and $463 at the end of fiscal years 1995 and 1996, respectively, are amortized on a straight-line basis over 17 years for patents and 5 years for trademarks.

 (m) Research, Development and Engineering

  Expenditures for research, development and engineering of products and processes are expensed as incurred.

 (n) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) INVENTORIES

  Inventories at the end of fiscal years 1995 and 1996 are summarized as follows:

                                                                  1995    1996
                                                                 ------- -------
      Raw materials............................................. $10,383 $14,626
      Work-in-process...........................................   4,930  10,777
      Finished goods............................................   2,682   2,528
                                                                 ------- -------
          Total inventories..................................... $17,995 $27,931
                                                                 ======= =======

(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at the end of fiscal years 1995 and 1996 is summarized as follows:

                                                                1995     1996
                                                               -------  -------
      Land.................................................... $   188  $ 2,275
      Buildings...............................................   2,013    2,054
      Machinery and equipment.................................   2,448    7,667
      Furniture and fixtures..................................   1,125    1,039
      Leasehold improvements..................................     522      767
      Construction in progress................................      --      495
                                                               -------  -------
                                                                 6,296   14,297
      Less accumulated depreciation...........................  (3,235)  (4,328)
                                                               -------  -------
      Net property, plant and equipment....................... $ 3,061  $ 9,969
                                                               =======  =======

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
(4)INVESTMENTS IN AFFILIATES

  The Company owns a 50 percent interest in SpeedFam Co., Ltd. The Company's equity investment in SpeedFam Co., Ltd. was $17,108 and $18,545 in 1995 and 1996, respectively. SpeedFam Co., Ltd.'s consolidated financial statements include the accounts of the following subsidiaries:

      COMPANY                                                         LOCATION
      -------                                                        -----------
      SpeedFam Clean System Co., Ltd................................ Japan
      Saku Seiki Co., Ltd........................................... Japan
      SpeedFam Incorporated......................................... Taiwan
      SpeedFam Korea Ltd............................................ South Korea
      SpeedFam India (Pvt.) Ltd..................................... India

  Significant intercompany balances and transactions have been eliminated. SpeedFam Co., Ltd.'s investments in three affiliated Japanese companies, Met-Coil Ltd., CRT K.K., and Xevios Corporation are accounted for by the equity method. Condensed consolidated financial statements of SpeedFam Co., Ltd. are as follows:

                                BALANCE SHEETS

                                                                  APRIL 30
                                                              -----------------
                             ASSETS                             1995     1996
                             ------                           -------- --------
   Current assets:
     Cash and short-term investments......................... $ 15,531 $ 14,323
     Trade accounts receivable, net..........................   46,088   50,420
     Inventories.............................................   11,086   19,961
     Due from affiliates.....................................    8,759   10,924
     Prepaid expenses........................................    1,712    2,864
                                                              -------- --------
       Total current assets..................................   83,176   98,492
   Investments in affiliates.................................    1,223      891
   Property, plant and equipment, net........................   20,371   20,161
   Deferred income taxes and other assets....................    6,043    7,007
                                                              -------- --------
       Total assets.......................................... $110,813 $126,551
                                                              ======== ========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------
   Current liabilities:
     Short-term borrowings................................... $ 15,744 $  8,088
     Current portion of long-term debt.......................    2,406    2,252
     Accounts payable........................................   34,299   48,326
     Accrued expenses........................................    4,384    7,122
     Income taxes payable....................................    2,564    9,178
                                                              -------- --------
       Total current liabilities.............................   59,397   74,966
   Long-term debt............................................   12,528    9,106
   Liability for employee benefits...........................    2,595    3,421
   Minority interest.........................................    2,078    1,967
                                                              -------- --------
       Total long-term liabilities...........................   17,201   14,494
   Stockholders' equity:
     Common stock............................................      210      664
     Retained earnings.......................................   18,036   26,943
     Foreign currency translation adjustment.................   15,954    9,346
     Unrealized gains on marketable securities...............       15      138
                                                              -------- --------
       Total stockholders' equity............................   34,215   37,091
                                                              -------- --------
       Total liabilities and stockholders' equity............ $110,813 $126,551
                                                              ======== ========

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
                 STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                      YEARS ENDED APRIL 30,
                                                    ---------------------------
                                                     1994      1995      1996
                                                    -------  --------  --------
   Net sales......................................  $87,217  $108,664  $161,169
   Costs and operating expenses...................   84,823   103,574   141,752
                                                    -------  --------  --------
   Earnings before income taxes...................    2,394     5,090    19,417
   Income taxes...................................    1,026     2,755     9,479
                                                    -------  --------  --------
   Net earnings before minority interest..........    1,368     2,335     9,938
   Minority interest..............................     (241)     (166)     (301)
                                                    -------  --------  --------
   Net earnings before cumulative effect of change
    in accounting principle.......................    1,127     2,169     9,637
   Cumulative effect of change in accounting
    principle.....................................      (43)       --        --
                                                    -------  --------  --------
   Net earnings...................................    1,084     2,169     9,637
   Retained earnings at beginning of year.........   14,958    15,987    18,036
   Common stock dividend..........................       --        --      (454)
   Dividends......................................      (55)     (120)     (276)
                                                    -------  --------  --------
   Retained earnings at end of year...............  $15,987  $ 18,036  $ 26,943
                                                    =======  ========  ========

  The following is a summary of SpeedFam International, Inc. and consolidated subsidiaries' transactions with SpeedFam Co., Ltd.

                                                            1994   1995   1996
                                                           ------ ------ ------
   Sales to SpeedFam Co., Ltd............................. $   67 $  259 $1,737
                                                           ====== ====== ======
   Purchases from SpeedFam Co., Ltd....................... $2,555 $3,046 $7,612
                                                           ====== ====== ======
   Commission revenue..................................... $2,134 $2,757 $6,290
                                                           ====== ====== ======
   Commission expense..................................... $   91 $  196 $  582
                                                           ====== ====== ======

  Net amounts due to SpeedFam Co., Ltd. included in the consolidated balance sheets at the end of fiscal years 1995 and 1996 are $8,698 and $11,591, respectively.

  The Company owns a 50% interest in Fujimi Corporation. The Company's equity investment in Fujimi Corporation was $1,474 and $1,905 in 1995 and 1996, respectively. Summary financial information relating to Fujimi Corporation is as follows:

                            STATEMENTS OF EARNINGS

                                                          YEARS ENDED MAY 31,
                                                        -----------------------
                                                         1994    1995    1996
                                                        ------- ------- -------
   Net sales........................................... $12,301 $15,783 $19,734
   Costs and operating expenses........................  11,595  15,536  18,235
                                                        ------- ------- -------
   Earnings before income taxes........................     706     247   1,499
   Income taxes........................................     296      72     589
                                                        ------- ------- -------
   Net earnings........................................ $   410 $   175 $   910
                                                        ======= ======= =======

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
  The Company received dividends from Fujimi Corporation of $50, $30, and $25 in 1994, 1995, and 1996, respectively. Purchases from Fujimi Corporation approximated $775, $1,301, and $952 in 1994, 1995, and 1996, respectively. Amounts due to Fujimi Corporation included in the consolidated balance sheets at the end of fiscal years 1995 and 1996 are $208 and $165, respectively.

(5) INCOME TAXES

  As discussed in note 1, the Company adopted Statement 109 effective June 1, 1993. The cumulative effect of this change in accounting for income taxes of $78 was determined as of June 1, 1993 and is reported separately in the consolidated statement of earnings in fiscal year 1994.

  The Company files consolidated U.S. Federal income tax returns with its domestic subsidiary. Operations in the United Kingdom and Germany file local income tax returns. Earnings from consolidated companies before income taxes and cumulative effect of change in accounting principle are as follows:

                                                             1994   1995  1996
                                                            ------- ---- -------
   U.S..................................................... $ 1,165 $183 $ 9,380
   Non-U.S.................................................     293  460   1,503
                                                            ------- ---- -------
       Total............................................... $ 1,458 $643 $10,883
                                                            ======= ==== =======

  The provision (benefit) for income taxes is as follows:

                                                            1994   1995   1996
                                                           ------  ----  ------
      Current:
        U.S. Federal...................................... $  (72) $112  $3,693
        State.............................................     --    12     965
        Non-U.S...........................................    132   182     537
                                                           ------  ----  ------
                                                               60   306   5,195
                                                           ------  ----  ------
      Deferred:
        U.S. Federal and State............................   (214)  (92)   (915)
        Non-U.S...........................................     (6)  (28)    (14)
                                                           ------  ----  ------
                                                             (220) (120)   (929)
                                                           ------  ----  ------
      Income tax expense (benefit)........................ $ (160) $186  $4,266
                                                           ======  ====  ======

  The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) at the end of fiscal years 1995 and 1996 are as follows:

                                                                  1995   1996
                                                                  -----  -----
      Property, plant and equipment.............................  $(478) $(616)
      Inventory.................................................   (257)   166
      Allowance for doubtful accounts...........................     73    164
      Trademark amortization....................................     66     80
      Warranty reserve..........................................     81    984
      Alternative minimum tax credit carryforward...............     47     47
      Unrealized foreign currency losses........................    141     --
      Other.....................................................     47   (176)
                                                                  -----  -----
      Net deferred tax asset (liability)........................  $(280) $ 649
                                                                  =====  =====

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
  There is no valuation allowance for deferred tax assets at the end of fiscal years 1995 or 1996. Deferred tax assets are considered realizable due to the expectation of future taxable income.

  A reconciliation between the Company's effective tax rate and the "expected" tax rate of 34% on earnings before income taxes and cumulative effect of change in accounting principle is as follows:

                                                               1994   1995  1996
                                                               ----   ----  ----
      "Expected" income tax rate..............................  34%    34%   34%
      Officers' life insurance................................   2      4    --
      U.S. tax benefit on disposal of FamTec AG............... (51)    --    --
      Difference of non-U.S. and "expected" tax rates.........   2     --    --
      Dividend income from non-U.S. affiliates................   1      3    --
      State taxes, net of U.S. Federal benefit................  (1)    --     4
      Foreign sales corporation...............................  (2)   (13)   --
      Other...................................................   4      1     1
                                                               ---    ---   ---
      Effective income tax rate............................... (11)%   29%   39%
                                                               ===    ===   ===

  No provision is made for income taxes on undistributed earnings of wholly owned non-U.S. subsidiaries and SpeedFam Co., Ltd. because it is the Company's present intention to reinvest substantially all the earnings of these operations. At the end of fiscal year 1996 there were approximately $15,943 of accumulated undistributed earnings of those operations. It is not practical for the Company to compute the amount of unrecognized deferred tax liability on the undistributed earnings.

  The Company has not recognized a deferred tax liability of approximately $232 for its share of the undistributed earnings of Fujimi Corporation that arose in fiscal year 1993 and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investment. At the end of fiscal year 1996 the undistributed earnings of Fujimi Corporation were approximately $123. A deferred tax liability in the amount of $49 has been provided for the undistributed earnings subsequent to fiscal year 1993.

(6) LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                   1995   1996
                                                                   ----- ------
      Loans under revolving line of credit due April 14, 1999;
       interest rate at bank's prime rate (8.25% at May 31, 1996)
       or LIBOR plus 1.25% (6.75% at May 31, 1996)...............  $  -- $2,400
      Loans under revolving line of credit due November 8, 1997;
       interest rate at bank's prime rate or LIBOR plus 2%.......  6,500     --
      Term loan payable in quarterly installments of $100 with
       final installment of $1,900 on October 31, 1997; interest
       rate fixed at 9%..........................................  2,800     --
      Term loan payable in monthly installments of $26 (including interest) beginning April 1, 1994 for five years; interest
       rate fixed at 9.25%.......................................  1,000    772

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

                                                                  1995    1996
                                                                 ------- ------
      Term loan payable in monthly installments of (Pounds)4.7
       ($8) for 15 years beginning in November 1987, interest
       rate of 2.25% over the bank's base rate (8.25% at April
       30, 1996)...............................................      229    148
      Note payable in equal annual installments of $207 through
       January 15, 1999; interest rate of prime less 1/2%
       (however, not less than 8% or greater than 12%); an
       imputed interest rate of 15% results in a debt discount
       of $87 at May 31, 1995..................................      828     --
                                                                 ------- ------
      Total long-term debt.....................................   11,357  3,320
      Less current portion of long-term debt...................      908    727
      Less debt discount.......................................       87     --
                                                                 ------- ------
      Net long-term debt.......................................  $10,362 $2,593
                                                                 ======= ======

  In fiscal year 1996 the Company entered into a new unsecured credit agreement with two U.S. banks. The credit agreement includes a $22,500 revolving line of credit maturing April 14, 1999. The Company must meet certain financial objectives each year as defined in the credit agreement.

  The term loan payable in monthly installments of $26 is secured by certain machinery of SpeedFam Corporation with a net book value of $193 at May 31, 1996.

  The term loan, payable in pounds sterling is secured by the assets of SpeedFam Limited and a (Pounds)250 ($377) keyman life insurance policy.

  During fiscal year 1996 the revolving line of credit due November 8, 1997, the term loan payable in quarterly installments of $100, and the note payable were paid.

  Annual maturities of long-term debt are as follows:

      FISCAL YEAR                                                         AMOUNT
      -----------                                                         ------
       1997.............................................................. $  727
       1998..............................................................    744
       1999..............................................................  1,849
                                                                          ------
                                                                          $3,320
                                                                          ======

(7) COMMITMENTS AND CONTINGENCIES

  During fiscal year 1996 the Company entered into a technology license agreement related to the development of a new product expected to be introduced during fiscal year 1997. The agreement required the payment of $400 upon signing and a final payment of $300 due in June 1996. The agreement also obligates the Company to make annual royalty payments of 5.5% of the Company's net sales of products using the licensed technology for ten years. The annual royalty payments are subject to a minimum payment of $150 beginning in fiscal year 1998 and $200 for fiscal years 1999 to 2006.

  The Company and its subsidiaries occupy certain manufacturing and office facilities and use certain equipment under noncancelable operating leases expiring at various dates through fiscal year 2001. Rental expense aggregated approximately $468, $611, and $917 in 1994, 1995, and 1996, respectively.

  During fiscal year 1996, the Company entered into certain agreements with a general contractor, project manager and architect relating to the construction of a new office and manufacturing facility in Chandler, Arizona. The agreements specify the amounts and timing of payments to be made by the Company and the work to be performed by the other parties to the agreements.

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
  Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at the end of fiscal year 1996 are as follows:

      YEAR                                                                AMOUNT
      ----                                                                ------
      1997............................................................... $1,071
      1998...............................................................    784
      1999...............................................................    609
      2000...............................................................    334
      2001 and thereafter................................................     12
                                                                          ------
          Total.......................................................... $2,810
                                                                          ======

(8) FORWARD EXCHANGE CONTRACTS

  The Company enters into forward foreign exchange contracts to hedge certain firm commitments denominated principally in Japanese yen. The terms of the contracts are rarely more than one year. The contracts are entered into at the time an order is received to preserve the expected profit by protecting the Company from the risk that those commitments will be adversely affected by changes in exchange rates. Unrealized gains and losses on the forward contracts are deferred until the related transaction occurs. At the end of fiscal years 1995 and 1996, deferred net losses amounted to $310 and $228, respectively.

  During fiscal year 1995, the Company incurred foreign currency transaction losses on three purchase transactions as a result of not hedging on a timely basis (i.e., at the purchase order date). These losses amounted to $350 and are included in Miscellaneous, net in the accompanying consolidated statement of earnings in fiscal year 1995.

  The table below summarizes the contractual amounts of the Company's forward exchange contracts in U.S. dollars. The amounts represent the U.S. dollar equivalent of commitments to purchase or sell foreign currencies.

                                                       1995            1996
                                                  --------------- --------------
                                                    BUY    SELL     BUY    SELL
                                                  ------- ------- ------- ------
      Japanese yen............................... $15,399 $10,448 $17,980 $1,224
                                                  ======= ======= ======= ======
      Deutsche mark.............................. $    65 $    -- $    -- $   --
                                                  ======= ======= ======= ======

(9) SAVINGS AND PROFIT-SHARING PLANS

  The Company maintains savings and profit-sharing plans for its employees. The plans cover certain employees who meet length of service requirements. Expense under the plans, determined by the Company's Board of Directors, aggregated $180, $60, and $1,443 in 1994, 1995, and 1996, respectively.

(10) EMPLOYEE INCENTIVE STOCK OPTION PLAN

  On September 12, 1991, the shareholders approved the Employee Incentive Stock Option Plan of 1991, reserving 1,500,000 shares of common stock for sale or award as stock options to officers and key employees. Prior to fiscal year 1995, stock options were granted at 100% to 110% of the value of the Company's common stock as determined by an established formula. In fiscal year 1995, stock options were granted at 100% to 110% of the fair value of the Company's common stock as determined by an independent appraiser. Subsequent to

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
fiscal year 1995, stock options are granted at a price not less than the fair market value on the date of grant. The stock options vest over five years (i.e., 20% each year) with the exception of 163,800 stock options issued in 1992 which vested immediately. The stock options expire ten years after the grant date except for 119,700 stock options which expire five years after the grant date. The following table summarizes the activity in common shares subject to options for the two years ended May 31, 1996:

                                                 SHARES   OPTION PRICE PER SHARE
                                                --------- ----------------------
      Balance, June 1, 1994....................   822,000  $ 2.0365 - $ 2.2600
        Granted................................   281,660    2.4130 -   6.4100
        Exercised..............................        --           -
        Canceled or Expired....................        --           -
      Balance, May 31, 1995.................... 1,103,660    2.0365 -   6.4100
        Granted................................   330,976   10.7500 -  20.5000
        Exercised..............................   119,668    2.0365 -   5.8250
        Canceled or Expired....................    33,900    2.0365 -   5.8250
      Balance, May 31, 1996.................... 1,281,068  $ 2.0365 - $20.5000

  At May 31, 1996, 347,364 shares were exercisable.

(11)DISPOSAL OF FAMTEC AG

  During fiscal year 1993, the Company terminated the operations of FamTec AG, incorporated under the laws of Switzerland. A voluntary petition for bankruptcy was filed, announced and published in Switzerland in fiscal year 1994. Subsequently, creditors' claims were adjudicated and all Swiss assets liquidated. On July 27, 1995, the bankruptcy administrator paid out the liquidation proceeds to creditors, and the bankruptcy matter was closed. FamTec AG was dissolved and the Company no longer has ownership of the entity.

  As a result of this circumstance, the Company's net investment in FamTec AG was written off in 1994. Since the liabilities and reserve associated with FamTec AG exceeded its assets, the disposal resulted in a pretax gain of $303 and an income tax benefit of $740 in fiscal year 1994. The benefit arose from the write-off and resulting deduction of the Company's investment in FamTec AG for U.S. tax purposes. Results of operations of FamTec AG are not included in the 1994 consolidated statement of earnings nor are they material.

(12) LITIGATION SETTLEMENT AND CANCELLATION CHARGE

  In January, 1993, the Company reached a favorable settlement with a competitor over the infringement of a patent owned by the Company. Title to the patent was granted to the competitor. The Company received in the settlement a royalty free non-exclusive license to use the technology, an immediate cash payment of $300 and a promissory note in the amount of $500 payable over the five years in equal quarterly installments of $25 plus interest at the prime rate. Additionally, the Company received a 2% royalty fee on machines sold by the competitor to a maximum fee of $600. The royalty fee was satisfied as of November 30, 1994.

  In connection with the cancellation of an order, the Company recorded income of $379 in fiscal year 1994. This amount is included in Miscellaneous, net in the 1994 consolidated statement of earnings.

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(13) BUSINESS SEGMENT INFORMATION

  The Company classifies its products into two core business segments: (i) equipment, parts and expendables, which represent the Company's operations in designing, developing manufacturing, marketing and servicing high throughput, precision surface processing systems and (ii) slurries, which represents the distribution and sale of materials used in the customers' manufacturing process. Information concerning the Company's business segments in fiscal years 1994, 1995 and 1996 is as follows:

                                                      1994     1995      1996
                                                     -------  -------  --------
   Revenue:
     Sales to unaffiliated customers:
       Equipment, parts and expendables............  $24,336  $29,846  $ 88,050
       Slurries....................................   24,911   27,175    25,830
                                                     -------  -------  --------
         Total sales to unaffiliated customers.....   49,247   57,021   113,880
     Commissions from affiliate--Equipment, parts
      and expendables..............................    2,134    2,757     6,290
                                                     -------  -------  --------
         Total revenue.............................  $51,381  $59,778  $120,170
                                                     =======  =======  ========
   Segment operating profit:
     Equipment, parts and expendables..............  $ 1,840  $ 2,475  $ 14,585
     Slurries......................................    1,705    1,759       572
                                                     -------  -------  --------
   Segment operating profit........................    3,545    4,234    15,157
   General corporate expense.......................   (1,390)  (2,632)   (3,583)
   Interest expense................................     (697)    (959)     (691)
                                                     -------  -------  --------
   Earnings from consolidated companies before
    income taxes and cumulative effect of change in
    accounting principle...........................  $ 1,458  $   643  $ 10,883
                                                     =======  =======  ========
   Identifiable Assets:
     Equipment, parts and expendables..............  $21,727  $30,538  $ 62,177
     Slurries......................................    6,825    7,828     8,836
     Investment in affiliates......................   14,738   18,582    20,450
     Corporate assets..............................    2,419    3,081    16,521
                                                     -------  -------  --------
         Total identifiable assets.................  $45,709  $60,029  $107,984
                                                     =======  =======  ========
   Capital expenditures:
     Equipment, parts and expendables..............  $   236  $   470  $  5,197
     Slurries......................................       15       12        35
     Corporate.....................................      192      262     2,889
                                                     -------  -------  --------
         Total capital additions...................  $   443  $   744  $  8,121
                                                     =======  =======  ========
   Depreciation expense:
     Equipment, parts and expendables..............  $   496  $   437  $  1,044
     Slurries......................................       30       28        29
     Corporate.....................................       49       73        99
                                                     -------  -------  --------
         Total depreciation expense................  $   575  $   538  $  1,172
                                                     =======  =======  ========

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
  Intersegment sales are not material. Operating profit represents total revenue less operating expenses, and excludes equity in net earnings of affiliates, interest expense and income taxes. Identifiable assets are those assets employed in each segment's operation, including an allocated value. Corporate assets consist primarily of cash and assets not employed in production.

  Information regarding the Company's operations in the United States and internationally are presented below:

                                                      1994     1995      1996
                                                     -------  -------  --------
      Net sales:
        United States............................... $41,492  $47,587  $103,698
        Europe......................................   8,559   10,355    10,855
        Intercompany sales..........................    (804)    (921)     (673)
                                                     -------  -------  --------
      Consolidated net sales........................ $49,247  $57,021  $113,880
                                                     =======  =======  ========
      Operating profit:
        United States............................... $   757  $ 1,478  $ 10,184
        Europe......................................      44      165       917
        Eliminations................................     380      (47)      (10)
                                                     -------  -------  --------
      Operating profit.............................. $ 1,181  $ 1,596  $ 11,091
                                                     =======  =======  ========
      Identifiable assets:
        United States............................... $24,768  $33,408  $ 66,059
        Europe......................................   3,784    4,958     4,954
        Corporate...................................  17,157   21,663    36,971
                                                     -------  -------  --------
      Consolidated identifiable assets.............. $45,709  $60,029  $107,984
                                                     =======  =======  ========

(14) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Following is a summary of unaudited quarterly information:

                                                 FIRST  SECOND    THIRD  FOURTH
                                                QUARTER QUARTER  QUARTER QUARTER
                                                ------- -------  ------- -------
   Year ended May 31, 1995:
     Total revenue............................. $13,953 $13,080  $13,006 $19,739
                                                ======= =======  ======= =======
     Gross margin.............................. $ 2,773 $ 2,660  $ 3,309 $ 5,542
                                                ======= =======  ======= =======
     Net earnings (loss)....................... $   146 $  (433) $   403 $ 1,528
                                                ======= =======  ======= =======
                                                 FIRST  SECOND    THIRD  FOURTH
                                                QUARTER QUARTER  QUARTER QUARTER
                                                ------- -------  ------- -------
   Year ended May 31, 1996:
     Total revenue............................. $17,816 $25,438  $33,140 $43,776
                                                ======= =======  ======= =======
     Gross margin.............................. $ 5,050 $ 7,018  $12,845 $16,596
                                                ======= =======  ======= =======
     Net earnings.............................. $   704 $ 1,625  $ 4,359 $ 5,133
                                                ======= =======  ======= =======

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                            (DOLLARS IN THOUSANDS)

(15) OFFERING OF COMMON STOCK

  On October 26, 1995, the Company completed its initial public offering of common stock. In connection therewith, the Company issued 2,927,500 shares of common stock and received proceeds of $28,284, net of underwriters' discounts and commissions and offering expenses.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments at May 31, 1995 and 1996 include cash equivalents, trade receivables, trade payables, noncurrent receivables and long-term debt. The carrying value of cash equivalents, trade receivables and trade payables approximates fair value because of the short maturity of these instruments. The fair value of the Company's noncurrent receivables and long-term debt are not materially different from their financial statement carrying values.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                          MAY 31,  NOVEMBER 30,
                         ASSETS                             1996       1996
                         ------                           -------- ------------
                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents.............................. $ 10,871   $  7,446
  Trade accounts and notes receivable, net...............   34,693     34,016
  Inventories............................................   27,931     27,866
  Other current assets...................................    2,470      3,491
                                                          --------   --------
    Total current assets.................................   75,965     72,819
Investments in affiliates................................   20,450     23,099
Property, plant and equipment, net.......................    9,969     13,877
Other assets.............................................    1,600      1,948
                                                          --------   --------
    Total assets......................................... $107,984   $111,743
                                                          ========   ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------
Current liabilities:
  Short-term borrowings and current portion of long-term
   debt.................................................. $    727   $    650
  Accounts payable and due to affiliates.................   26,460     19,679
  Customer deposits......................................    4,814      8,298
  Other current liabilities..............................   12,771     12,183
                                                          --------   --------
    Total current liabilities............................   44,772     40,810
                                                          --------   --------
Long-term liabilities:
  Long-term debt.........................................    2,593      2,200
  Deferred income taxes..................................      580        588
                                                          --------   --------
    Total long-term liabilities..........................    3,173      2,788
                                                          --------   --------
Shareholders' equity:
  Common stock, no par value, 20,000,000 shares
   authorized, 10,514,868 and 10,612,485 shares issued
   and outstanding at May 31 and November 30, 1996,
   respectively..........................................        1          1
  Additional paid-in capital.............................   26,174     26,787
  Retained earnings......................................   29,247     38,068
  Foreign currency translation adjustment................    4,617      3,289
                                                          --------   --------
    Total shareholders' equity...........................   60,039     68,145
                                                          --------   --------
    Total liabilities and shareholders' equity........... $107,984   $111,743
                                                          ========   ========

     See accompanying notes to condensed consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                  SIX MONTHS ENDED NOVEMBER 30, 1995 AND 1996
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             SIX MONTHS ENDED
                                                               NOVEMBER 30,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
Revenue:
  Net sales................................................. $ 42,270  $ 74,283
  Commissions from affiliate................................      984     4,564
                                                             --------  --------
    Total revenue...........................................   43,254    78,847
Cost of sales...............................................   31,186    49,873
                                                             --------  --------
    Gross margin............................................   12,068    28,974
  Research, development and engineering.....................    3,497     7,895
  Selling, general and administrative.......................    6,862    13,481
                                                             --------  --------
Operating profit............................................    1,709     7,598
  Interest expense..........................................     (525)     (124)
  Other expense, net........................................     (304)     (342)
                                                             --------  --------
Earnings from consolidated companies before income taxes....      880     7,132
Income tax expense..........................................      386     2,766
                                                             --------  --------
Earnings from consolidated companies........................      494     4,366
Equity in net earnings of affiliates........................    1,835     4,455
                                                             --------  --------
Net earnings................................................ $  2,329  $  8,821
                                                             ========  ========
Net earnings per share...................................... $   0.26  $   0.78
                                                             ========  ========
Weighted average common and common equivalent shares........    9,084    11,296
                                                             ========  ========



     See accompanying notes to condensed consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                  SIX MONTHS ENDED NOVEMBER 30, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                              NOVEMBER 30,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings............................................. $  2,329  $  8,821
  Adjustments to reconcile net earnings to net cash used in
   operating activities:
    Equity in net earnings of affiliates...................   (1,835)   (4,455)
    Depreciation and amortization..........................      436       948
    Discount on sale of stock to employees.................      --        191
    Other..................................................       17       225
    Changes in assets and liabilities:
      (Increase) decrease in trade accounts and notes
       receivable..........................................   (4,330)      736
      (Increase) decrease in inventories...................   (3,717)       11
      Increase in other current assets.....................   (3,389)     (970)
      Decrease in accounts payable and due to affiliates...   (1,348)   (7,042)
      Increase in accrued expenses, customer deposits and
       other liabilities...................................    9,060     2,709
                                                            --------  --------
Net cash provided by (used in) operating activities........   (2,777)    1,174
                                                            --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures.....................................   (1,098)   (4,832)
  Other investing activities...............................     (250)      145
                                                            --------  --------
Net cash used in investing activities......................   (1,348)   (4,687)
                                                            --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock...................   28,284       --
  Proceeds from exercise of stock options..................      --        150
  Proceeds from sale of stock to employees.................      --        273
  Treasury stock transactions..............................       17       --
  Increase in short-term borrowings........................      122       --
  Proceeds from long-term debt.............................    4,003       --
  Principal payments on long-term debt.....................  (11,677)     (479)
                                                            --------  --------
Net cash provided by (used in) financing activities........   20,749       (56)
                                                            --------  --------
Effects of foreign currency rate changes on cash...........     (248)      144
                                                            --------  --------
Net increase (decrease) in cash and cash equivalents.......   16,376    (3,425)
Cash and cash equivalents at beginning of year.............    1,095    10,871
                                                            --------  --------
Cash and cash equivalents at November 30, 1996 and 1995.... $ 17,471  $  7,446
                                                            ========  ========

     See accompanying notes to condensed consolidated financial statements.

          SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

(1) BASIS OF PRESENTATION

  The condensed consolidated financial statements included herein have been prepared by management without audit. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although management believes that the disclosures made are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended May 31, 1996, as filed with the Securities and Exchange Commission on September 5, 1996 as part of its Annual Report on Form 10-K/A. In the opinion of management the information furnished herein reflects all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of results for the interim periods presented. Results of operations for the six months ended November 30, 1996 are not necessarily indicative of results to be expected for the full fiscal year.

(2) INVENTORIES

  The components of inventory were:

                                                            MAY 31, NOVEMBER 30,
                                                             1996       1996
                                                            ------- ------------
      Raw materials........................................ $14,626   $13,130
      Work-in-process......................................  10,777     9,791
      Finished goods.......................................   2,528     4,945
                                                            -------   -------
                                                            $27,931   $27,866
                                                            =======   =======

(3) INVESTMENTS IN AFFILIATES

  The Company owns a 50% interest in SpeedFam Co., Ltd. which is translated in accordance with SFAS No. 52. The Company's equity interest in SpeedFam Co., Ltd. was $18,545 and $20,328 at May 31, 1996 and at November 30, 1996,
respectively, based on the balance sheet of SpeedFam Co., Ltd. at April 30, 1996 and October 31, 1996, respectively. The remaining equity interest included in investments in affiliates relates to the Company's 50% ownership interest in Fujimi Corporation. Condensed consolidated financial statements of SpeedFam Co., Ltd., which are consolidated on a fiscal year that ends April 30, are as follows:

                                BALANCE SHEETS

                                                           APRIL 30, OCTOBER 31,
                           ASSETS                            1996       1996
                           ------                          --------- -----------
   Total current assets................................... $ 98,492   $116,657
   Investment in affiliates...............................      891        657
   Property, plant and equipment, net.....................   20,161     23,884
   Deferred income taxes and other assets.................    7,007      7,912
                                                           --------   --------
       Total assets....................................... $126,551   $149,110
                                                           ========   ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
   Total current liabilities.............................. $ 74,966   $ 93,175
   Long-term debt.........................................    9,106      8,357
   Other long-term liabilities............................    5,388      6,922
   Stockholders' equity
     Common stock.........................................      664        664
     Retained earnings....................................   26,943     33,596
     Foreign currency translation adjustment..............    9,346      6,303
     Unrealized gains on marketable securities............      138         93
                                                           --------   --------
       Total liabilities and stockholders' equity......... $126,551   $149,110
                                                           ========   ========

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                             (DOLLARS IN THOUSANDS)
                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                              SIX MONTHS ENDED
                                                                OCTOBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------  --------
   Net sales................................................. $62,144  $110,854
   Costs and operating expenses..............................  54,726    95,048
                                                              -------  --------
   Earnings before income taxes..............................   7,418    15,806
   Income taxes..............................................   3,594     7,744
                                                              -------  --------
   Net earnings before minority interest.....................   3,894     8,062
   Minority interest.........................................     279       502
                                                              -------  --------
   Net earnings..............................................   3,545     7,560
   Beginning retained earnings...............................  18,036    26,943
   Dividends.................................................    (276)     (907)
   Transfers to capital......................................    (454)      --
                                                              -------  --------
   Ending retained earnings.................................. $20,851  $ 33,596
                                                              =======  ========

(4) LONG-TERM DEBT
  In fiscal year 1996, the Company entered into an unsecured credit agreement with two U.S. banks. The credit agreement includes a $22,500 revolving line of credit maturing April 14, 1999. As of September 13, 1996, the Company had negotiated an amendment to the credit facility, providing for an additional $14,000 in a 5-year unsecured term loan to fund the construction of a new corporate headquarters and manufacturing facility in Chandler, Arizona. The term loan's principal is to be repaid in fifteen (15) quarterly installments of $350 each beginning in October of 1997. The remaining outstanding balance is to be repaid at the end of the loan's term. Interest on the term loan accrues and is paid monthly on the outstanding balance at LIBOR plus 1.4%. As of November 30, 1996, no amounts were outstanding on the term loan.

  On October 31, 1996, SpeedFam Limited in the United Kingdom, a wholly owned subsidiary of SpeedFam International, Inc., entered into a (Pounds)950 ($1,546) Multi-Currency Revolving Line of Credit with the London branch of a U.S. bank. The revolving line of credit is secured by property and equipment of the subsidiary and is payable on demand. Interest accrues on the outstanding balance at 2.0% above the bank's base rate (6.0% at November 30, 1996) and is payable monthly. As of November 30, 1996, no amounts were outstanding on this credit facility.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
SpeedFam Co., Ltd.:

  We have audited the accompanying consolidated balance sheets of SpeedFam Co., Ltd. and consolidated subsidiaries as of April 30, 1995 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1996. These consolidated financial statements are the responsibility of the management of SpeedFam Co., Ltd. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SpeedFam Co., Ltd. and consolidated subsidiaries as of April 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1996 in conformity with generally accepted accounting principles.

  As discussed in notes 1 and 5 to the consolidated financial statements, the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," were adopted in fiscal year 1994.

                                          KPMG PEAT MARWICK LLP

July 3, 1996
Chicago, Illinois

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            APRIL 30, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                           ASSETS                               1995     1996
                           ------                             -------- --------
Current assets:
  Cash and cash equivalents.................................. $  7,234 $ 10,993
  Short-term investments.....................................    8,297    3,330
  Trade accounts and notes receivable, less allowance for
   doubtful accounts of $428 and $676 in 1995 and 1996,
   respectively..............................................   46,088   50,420
  Inventories................................................   11,086   19,961
  Due from affiliated companies..............................    8,759   10,924
  Income taxes receivable....................................       44       42
  Deferred income taxes......................................      190    1,089
  Prepaid expenses and other current assets..................    1,478    1,733
                                                              -------- --------
    Total current assets.....................................   83,176   98,492
Investments in affiliates....................................    1,223      891
Property, plant and equipment, net...........................   20,371   20,161
Deferred income taxes........................................      512      640
Other assets.................................................    5,531    6,367
                                                              -------- --------
                                                              $110,813 $126,551
                                                              ======== ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Short-term borrowings...................................... $ 15,744 $  8,088
  Current portion of long-term debt..........................    2,406    2,252
  Accounts payable...........................................   34,299   48,326
  Accrued expenses...........................................    4,384    7,122
  Income taxes payable.......................................    2,564    9,178
                                                              -------- --------
    Total current liabilities................................   59,397   74,966
                                                              -------- --------
Long-term liabilities:
  Long-term debt.............................................   12,528    9,106
  Liability for employee benefits............................    2,595    3,421
  Minority interest..........................................    2,078    1,967
                                                              -------- --------
    Total long-term liabilities..............................   17,201   14,494
                                                              -------- --------
Stockholders' equity:
  Common stock, $6 par value, 240,000 shares authorized,
   120,000 and 198,000 shares issued and outstanding, at
   April 30, 1995 and 1996, respectively.....................      210      664
  Retained earnings..........................................   18,036   26,943
  Foreign currency translation adjustment....................   15,954    9,346
  Unrealized gains on marketable securities..................       15      138
                                                              -------- --------
    Total stockholders' equity...............................   34,215   37,091
                                                              -------- --------
                                                              $110,813 $126,551
                                                              ======== ========

          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                   YEARS ENDED APRIL 30, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                    1994      1995      1996
                                                   -------  --------  --------
Net sales......................................... $87,217  $108,664  $161,169
Cost of sales.....................................  63,405    77,088   106,912
                                                   -------  --------  --------
Gross profit......................................  23,812    31,576    54,257
Selling, general, and administrative expenses.....  20,904    25,109    34,298
                                                   -------  --------  --------
Operating profit..................................   2,908     6,467    19,959
                                                   -------  --------  --------
Other income (expense):
  Losses on sales of assets.......................     (69)     (293)     (710)
  Equity in net earnings (loss) of affiliates.....     110        89      (203)
  Interest income.................................     207       317       407
  Interest expense................................  (1,119)   (1,056)     (851)
  Miscellaneous, net..............................     357      (434)      815
                                                   -------  --------  --------
                                                      (514)   (1,377)     (542)
                                                   -------  --------  --------
Earnings before income taxes, minority interest
 and cumulative effect of change in accounting
 principle........................................   2,394     5,090    19,417
Income tax expense................................   1,026     2,755     9,479
                                                   -------  --------  --------
Earnings before minority interest and cumulative
 effect of change in accounting principle.........   1,368     2,335     9,938
Minority interest.................................    (241)     (166)     (301)
                                                   -------  --------  --------
Earnings before cumulative effect of change in
 accounting principle.............................   1,127     2,169     9,637
Cumulative effect of change in accounting
 principle........................................     (43)       --        --
                                                   -------  --------  --------
Net earnings...................................... $ 1,084  $  2,169  $  9,637
                                                   =======  ========  ========





          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED APRIL 30, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                    FOREIGN
                                                   CURRENCY   UNREALIZED
                                 COMMON RETAINED  TRANSLATION  GAINS ON
                                 STOCK  EARNINGS  ADJUSTMENT  SECURITIES  TOTAL
                                 ------ --------  ----------- ---------- -------
Balance at April 30, 1993......   $210  $14,958     $ 8,578      $ --    $23,746
Net earnings...................     --    1,084          --        --      1,084
Foreign currency translation
 adjustment....................     --       --       1,866        --      1,866
Cash dividends.................     --      (55)         --        --        (55)
                                  ----  -------     -------      ----    -------
Balance at April 30, 1994......    210   15,987      10,444        --     26,641
Net earnings...................     --    2,169          --        --      2,169
Foreign currency translation
 adjustment....................     --       --       5,510        --      5,510
Cash dividends.................     --     (120)         --        --       (120)
Unrealized gains on securities.     --       --          --        15         15
                                  ----  -------     -------      ----    -------
Balance at April 30, 1995......    210   18,036      15,954        15     34,215
Net earnings...................     --    9,637          --        --      9,637
Common stock dividend..........    454     (454)         --        --         --
Foreign currency translation
 adjustment....................     --       --      (6,608)       --     (6,608)
Cash dividends.................     --     (276)         --        --       (276)
Unrealized gains on securities.     --       --          --       123        123
                                  ----  -------     -------      ----    -------
Balance at April 30, 1996......   $664  $26,943     $ 9,346      $138    $37,091
                                  ====  =======     =======      ====    =======





          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED APRIL 30, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                     1994     1995      1996
                                                    -------  -------  --------
Cash flows from operating activities:
  Net earnings..................................... $ 1,084  $ 2,169  $  9,637
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Equity in net (earnings) loss of affiliates....    (110)     (89)      203
    Depreciation and amortization..................   2,668    2,531     2,267
    Provision (benefit) for deferred income taxes..    (327)      76    (1,368)
    Losses on sales of assets......................      69      293       710
    Cumulative effect of change in accounting
     principle.....................................      43       --        --
    Other, net.....................................      61      375       364
    Change in net assets and liabilities:
      Increase in trade accounts and notes
       receivable and due from affiliates..........  (2,744)  (1,729)  (18,608)
      (Increase) decrease in inventories...........   1,813      608   (11,661)
      Increase in prepaid expenses and other
       assets......................................    (552)    (316)   (2,462)
      Increase in accounts payable.................   2,255    4,028    22,102
      Increase in accrued expenses and other
       liabilities.................................   1,215      717     5,482
      Increase in income taxes, net................     922      862     7,509
                                                    -------  -------  --------
Net cash provided by operating activities..........   6,397    9,525    14,175
                                                    -------  -------  --------
Cash flows from investing activities:
  Capital expenditures.............................  (3,315)  (1,214)   (7,129)
  Proceeds from sales of assets....................       6      354       283
  Other investing activities.......................      18   (5,676)    3,435
                                                    -------  -------  --------
Net cash used in investing activities..............  (3,291)  (6,536)   (3,411)
                                                    -------  -------  --------
Cash flows from financing activities:
  Dividends paid...................................     (55)    (120)     (276)
  Decrease in short-term borrowings................  (2,551)    (155)   (4,824)
  Proceeds from long-term debt.....................   3,008      247     2,528
  Principal payments on long-term debt.............  (2,293)  (2,165)   (3,176)
                                                    -------  -------  --------
Net cash used in financing activities..............  (1,891)  (2,193)   (5,748)
                                                    -------  -------  --------
Effect of foreign currency rate changes on cash....     254      915    (1,257)
                                                    -------  -------  --------
Net increase in cash and cash equivalents..........   1,469    1,711     3,759
Cash and cash equivalents at beginning of year.....   4,054    5,523     7,234
                                                    -------  -------  --------
Cash and cash equivalents at end of year........... $ 5,523  $ 7,234  $ 10,993
                                                    =======  =======  ========
Supplemental cash flow information--cash paid
 during the year for:
  Interest......................................... $ 1,162  $ 1,487  $    720
                                                    =======  =======  ========
  Income taxes..................................... $   450  $ 1,783  $  3,389
                                                    =======  =======  ========

          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  SpeedFam Co., Ltd. (the "Company") was incorporated in 1971 as a joint venture owned equally by the two corporate shareholders, Obara Corporation, a Japanese company and SpeedFam International, Inc., a U.S. company.

  The Company and its domestic subsidiaries and affiliated companies conduct operations primarily in Japan but have subsidiaries and branches in Taiwan, South Korea, India, Singapore, Hong Kong and China.

  The Company and its subsidiaries and affiliates are engaged in the design, engineering, manufacture, and distribution mainly of lapping and polishing equipment and consumables, through-feed grinders, cleaning machines and measuring equipment used in high technology industries.

 (a) Basis of Presentation

  The Company and its consolidated Japanese subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan. The Company's non-Japan subsidiaries maintain their books of account in conformity with the financial accounting standards of the countries in which they are located. The consolidated financial statements presented herein in dollars have been adjusted to conform to U.S. generally accepted accounting principles.

 (b) Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and the following subsidiaries:

                                                 PERCENTAGE              FISCAL
SUBSIDIARIES                                     OWNERSHIP   LOCATION   YEAR-END
------------                                     ---------- ----------- --------
SpeedFam Clean System Co., Ltd..................    61.25%        Japan March 31
Saku Seiki K.K..................................    53.54         Japan March 31
SpeedFam Incorporated...........................   100.00        Taiwan March 31
SpeedFam Korea Ltd..............................   100.00   South Korea March 31
SpeedFam India (Pvt.) Ltd.......................    82.00         India March 31

  All significant intercompany balances and transactions have been eliminated. The Company's fiscal year ends on April 30.

  The Company's investments in the common stock of affiliates, Met Coil Ltd. (50% owned), CRT K.K. (23.08% owned) and Xevios Corporation (50% owned, acquired in fiscal year 1996) are accounted for by the equity method.

  The investment in Clean Technology K.K., a 27.5% (1995--45.08%) owned affiliate of SpeedFam Clean System Co., Ltd., and 22.5% (1995--4.92%) owned by the Company, is accounted for by the equity method.

  At the end of 1993, Precision Technology, Inc. ceased operations and transferred certain fixed assets at their net book value to SpeedFam Korea Ltd., which was established in October 1993. Precision Technology, Inc. was liquidated on May 31, 1994.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

 (c) Cash and Cash Equivalents

  Cash and cash equivalents include deposits in banks and highly liquid short-term investments with original maturities of three months or less. These short-term investments are carried at cost which approximates market.

 (d) Short-term Investments

  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (Statement 115) requiring that certain investments in debt and equity securities be classified as held-to-maturity, available-for-sale or trading securities. Investments classified as held-to-maturity are reported at amortized cost, and those classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in a separate component of stockholders' equity.

  Effective May 1, 1994, the Company adopted Statement 115. The effect of adoption on the consolidated financial statements was not material. Prior to May 1, 1994, marketable equity securities were carried at the lower of cost or market and other investment securities were carried at cost.

 (e) Property, Plant and Equipment

  Property, plant and equipment is stated at cost. Depreciation is provided on the declining balance method over the estimated useful lives of the assets. Depreciation expense was $2,512, $2,312, and $2,148 in fiscal years 1994, 1995 and 1996, respectively. The estimated useful lives of the assets are as follows:

      Buildings and improvements.................................. 5 to 60 years
      Machinery and equipment..................................... 3 to 13 years
      Furniture and fixtures...................................... 2 to 20 years
      Leasehold improvements......................................       2 years

 (f) Inventories

  Inventories are stated at the lower of cost, determined principally by the first-in, first-out (FIFO) method, or market.

 (g) Income Taxes

  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Statement 109 required a change to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Effective May 1, 1993, the Company adopted Statement 109 and has reported the cumulative effect of that accounting change in the fiscal year 1994 consolidated statement of earnings.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

 (h) Revenue Recognition

  Sales of the Company's products are recorded upon shipment.

 (i) Warranty Costs

  Generally, the Company provides a one-year warranty against manufacturer's defects on all machines sold. Due to the specialized nature of the products, warranty expense is recorded when it is probable and can be estimated rather than on a units-produced or revenue basis.

 (j) Foreign Currency Translation

  Assets and liabilities have been translated using the exchange rates in effect at the balance sheet dates. Results of operations are translated using the average exchange rates prevailing throughout the period. Local currencies are considered the functional currencies of the Company's non-Japanese entities.

 (k) Significant Customer

  The Company had sales to a Japanese company that amounted to approximately 7.3%, 10.5%, and 11.2% of net sales in fiscal years 1994, 1995, and 1996, respectively.

 (l) Research and Development

  Research and development expense amounted to approximately $1,634, $1,748 and $6,651 in fiscal years 1994, 1995, and 1996, respectively. Such expenditures are expensed as incurred.

 (m) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (n) Reclassifications

  Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 financial statement presentation.

(2) INVENTORIES

  Inventories at the end of fiscal years 1995 and 1996 are summarized below:

                                                                  1995    1996
                                                                 ------- -------
      Raw materials............................................. $ 1,211 $   723
      Work-in-process...........................................   8,671  16,340
      Finished goods............................................   1,204   2,898
                                                                 ------- -------
          Total inventories..................................... $11,086 $19,961
                                                                 ======= =======

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(3) INVESTMENTS

  Investments at the end of fiscal years 1995 and 1996 are summarized as follows:

                                                                   1995   1996
                                                                  ------ ------
      Held-to-maturity, debt securities, at amortized cost....... $6,096 $  133
      Time deposits..............................................  2,201  3,197
                                                                  ------ ------
          Total short-term investments...........................  8,297  3,330
      Available-for-sale, equity securities, at fair value,
       included in other assets..................................    651    779
                                                                  ------ ------
          Total investments...................................... $8,948 $4,109
                                                                  ====== ======

  The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at the end of fiscal years 1995 and 1996 are as follows:

                                                     GROSS      GROSS
                                                   UNREALIZED UNREALIZED
                                         AMORTIZED  HOLDING    HOLDING    FAIR
                                           COST      GAINS      LOSSES   VALUE
                                         --------- ---------- ---------- ------
      1995:
      Available-for-sale equity
       securities.......................  $  618      $ 45       $12     $  651
      Held-to-maturity debt securities..  $6,096      $ --       $--     $6,096
      1996:
      Available-for-sale equity
       securities.......................  $  515      $265       $(1)    $  779
      Held-to-maturity debt securities..  $  133      $ --       $--     $  133

  No investments classified as available-for-sale were sold during fiscal years 1995 and 1996. The Company does not hold securities for trading purposes.

(4) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at the end of fiscal years 1995 and 1996 are summarized as follows:

                                                                 1995    1996
                                                               -------- -------
      Land.................................................... $  5,665 $ 4,560
      Buildings and improvements..............................   13,352  11,361
      Machinery and equipment.................................   17,929  13,615
      Furniture and fixtures..................................    2,772   2,486
      Leasehold improvements..................................       14      13
      Construction in progress................................       --   3,468
                                                               -------- -------
                                                                 39,732  35,503
      Less accumulated depreciation...........................   19,361  15,342
                                                               -------- -------
      Net property, plant and equipment....................... $ 20,371 $20,161
                                                               ======== =======

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(5) INCOME TAXES

  As discussed in note 1, the Company adopted Statement 109 effective May 1, 1993. The cumulative effect of this change in accounting for income taxes of $43 was determined as of May 1, 1993 and is reported separately in the consolidated statement of earnings in fiscal year 1994.

  Earnings before income taxes, minority interest and cumulative effect of change in accounting principle are as follows:

                                                            1994   1995   1996
                                                           ------ ------ -------
      Japan............................................... $1,564 $3,216 $15,135
      Non-Japan...........................................    830  1,874   4,282
                                                           ------ ------ -------
          Total........................................... $2,394 $5,090 $19,417
                                                           ====== ====== =======

  The provision (benefit) for income taxes is as follows:

                                                          1994    1995   1996
                                                         ------  ------ -------
      Current:
        Japan........................................... $1,139  $2,159 $ 9,546
        Non-Japan.......................................    214     520   1,301
                                                         ------  ------ -------
                                                          1,353   2,679  10,847
      Deferred:
        Japan...........................................   (327)     76  (1,360)
        Non-Japan.......................................     --      --      (8)
                                                         ------  ------ -------
          Total......................................... $1,026  $2,755 $ 9,479
                                                         ======  ====== =======

  The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) at the end of fiscal years 1995 and 1996 are presented below:

                                                                 1995    1996
                                                                ------  ------
      Property, plant and equipment............................ $ (507) $ (333)
      Inventory................................................    (52)     74
      Allowance for doubtful accounts..........................    (46)    (60)
      Employee benefits........................................  1,199   1,093
      Accrued vacation.........................................     97     166
      Business tax.............................................    248     890
      Other....................................................   (237)   (101)
                                                                ------  ------
                                                                $  702  $1,729
                                                                ======  ======

  There is no valuation allowance for tax assets at the end of fiscal years 1995 and 1996. Deferred tax assets are considered realizable due to the expectation of future taxable income. Income tax expense as a component of stockholders' equity related to unrealized gains and losses on marketable securities, aggregated $15 and $129 at the end of fiscal years 1995 and 1996, respectively.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

  A reconciliation between the Company's effective tax rate and the "expected" tax rate of 51% in Japan on earnings before income taxes, minority interest and cumulative effect of change in accounting principle is as follows:

                                                                 1994  1995  1996
                                                                 ----  ----  ----
      "Expected" income tax rate................................  51%   51%   51%
      Expenses not deductible for tax purposes..................  15    14     4
      Equity in earnings of affiliates..........................  (2)   (1)    1
      Differences of non-Japan and "expected" tax rates.........  (9)   (5)   (5)
      Utilization of tax loss carryforward......................  (5)   (3)   --
      Tax credit for research and development...................  (6)   (2)   (3)
      Reduced tax rate applicable to earnings less than
       threshold................................................  (1)   (1)   --
      Other, net................................................  --     1     1
                                                                 ---   ---   ---
      Effective income tax rate.................................  43%   54%   49%
                                                                 ===   ===   ===

  No provision is made for income taxes on undistributed earnings of non-Japan subsidiaries and affiliates because it is the Company's present intention to reinvest substantially all the earnings of these operations. The Company believes that the amount of income taxes that would be incurred if these earnings were remitted would not be significant because of available tax credits.

  The Company's corporate tax returns through April 30, 1994 have been examined by the Japanese tax authorities.

(6) SHORT-TERM BORROWINGS

  Short-term borrowings are summarized as follows:

                                                                  1995    1996
                                                                 ------- ------
      Bank borrowings, including overdraft...................... $ 7,984 $  926
      Trade notes discounted at banks with recourse.............   7,760  7,162
                                                                 ------- ------
                                                                 $15,744 $8,088
                                                                 ======= ======

  Short-term borrowings are secured by trade notes receivable with a net book value of $7,162 at the end of fiscal year 1996. The short-term borrowings had weighted average interest rates of 3.54%, 3.28% and 2.34% in fiscal years 1994, 1995 and 1996, respectively.

(7) LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                  1995    1996
                                                                 ------- ------
      Mortgage debentures:
        1st Series, due November 1997, fixed interest rate of
         7.7%................................................... $ 1,188 $  952
        2nd Series, due September 1999, fixed interest rate of
         5.7%...................................................   3,563  2,855
      Loans from banks and other financial institutions,
       maturing 1995 to 2004, with weighted average interest
       rates of 4.2% and 3.46% in 1995 and 1996, respectively...  10,183  7,551
                                                                 ------- ------
      Total long-term debt......................................  14,934 11,358
      Less current portion of long-term debt....................   2,406  2,252
                                                                 ------- ------
      Net long-term debt........................................ $12,528 $9,106
                                                                 ======= ======

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
  The mortgage debentures are secured by land and buildings with a net book value of $3,776 at the end of fiscal year 1996.

  At the end of fiscal year 1996, the Company has provided guarantees for up to $952 and $181 of bank borrowings by Met-Coil Ltd., Japan, a 50% owned affiliate, and SpeedFam India (Pvt.) Ltd., a subsidiary of the Company, respectively. The Company does not anticipate any loss from these arrangements.

  Annual maturities of long-term debt are as follows:

      FISCAL YEAR                                                        AMOUNT
      -----------                                                        -------
      1997.............................................................. $ 2,252
      1998..............................................................   2,916
      1999..............................................................   1,445
      2000..............................................................   3,621
      2001 and thereafter...............................................   1,124
                                                                         -------
                                                                         $11,358
                                                                         =======

(8) COMMITMENTS AND CONTINGENCIES

  The Company and its subsidiaries occupy certain manufacturing and office facilities and use certain equipment under noncancelable operating leases expiring at various dates through fiscal year 2001. Rental expense aggregated approximately $1,471, $1,500 and $1,635 in fiscal years 1994, 1995 and 1996, respectively.

  Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at the end of fiscal year 1996 are as follows:

      FISCAL YEAR                                                         AMOUNT
      -----------                                                         ------
      1997............................................................... $  799
      1998...............................................................    643
      1999...............................................................    546
      2000...............................................................    397
      2001 and thereafter................................................    133
                                                                          ------
          Total.......................................................... $2,518
                                                                          ======

  At the end of fiscal year 1996, outstanding commitments for the purchase of property, plant and equipment were approximately $5,024.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(9) PENSION AND SEVERANCE BENEFITS

  The Company maintains pension and severance benefit plans for its employees. Employees who leave the Company upon retirement because of age or sever their connection with the Company for reasons other than dismissal for cause are entitled to lump-sum payments based on their current rate of pay and length of service.

  Effective June 1, 1984 the Company adopted an insured pension plan which also covers employees of SpeedFam Clean Systems Co., Ltd., the terms of which provide for the ultimate funding of retirement benefits when due. Premiums paid under the insured plan constitute the funding of the current costs of the liability under the plan and the funding of the related past service costs over a 15-year period.

  The funded status of the insured pension plan at the end of fiscal years 1995 and 1996 is as follows:

                                                                1995     1996
                                                               -------  -------
      Actuarial present value of benefit obligations:
        Vested benefits....................................... $(1,338) $(1,205)
        Nonvested benefits....................................     (46)     (26)
                                                               -------  -------
      Accumulated benefit obligation..........................  (1,384)  (1,231)
                                                               -------  -------
      Projected benefit obligation............................  (2,015)  (1,775)
      Plan assets at fair value...............................   1,785    1,656
                                                               -------  -------
      Projected benefit obligation in excess of plan assets...    (230)    (119)
      Unrecognized net loss...................................      76       19
      Unrecognized net obligation at transition...............     251      185
                                                               -------  -------
      Prepaid pension cost.................................... $    97  $    85
                                                               =======  =======

  The components of net periodic pension cost for the insured pension plan are shown below:

                                                               1994  1995  1996
                                                               ----  ----  ----
      Service cost for benefits earned during the year........ $167  $204  $176
      Interest cost on projected benefit obligation...........   69    89    87
      Actual return on plan assets............................  (41)  (46)  (39)
      Net amortization and deferral...........................   25    19    10
                                                               ----  ----  ----
                                                               $220  $226  $234
                                                               ====  ====  ====
      Significant actuarial assumptions:
        Discount rate.........................................  5.5%  5.5%  5.5%
        Rate of salary increase...............................  3.0%  3.0%  3.0%
        Expected long-term return on plan assets..............  3.0%  3.0%  3.0%

  Plan assets represent the Company's share of funds invested by a trustee in pooled accounts comprised of cash in bank and real estate.

  A separate retirement benefits program for directors and statutory auditors is not covered by the pension plan described above. The program provides that directors and statutory auditors who retire or sever their connection with the Company are entitled to lump-sum payments based on current rates of pay, determined according to their title and the length of service. Directors and statutory auditors may also be granted, at the discretion of the Company, additional lump-sum payments for meritorious service. It is not the policy of the Company to fund these retirement and severance benefits, but provision has been made in the financial statements for the estimated accrued liabilities under the plan. The liability related to these retirement benefits included in

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
the accompanying consolidated balance sheets at the end of fiscal years 1995 and 1996 amounted to $2,256 and $3,150, respectively. The plan was amended during fiscal year 1996 and the resulting past service cost of $1,104 is being amortized over a period of five years. Unamortized past service cost at the end of fiscal year 1996 amounting to $883 is classified as other assets in the accompanying consolidated balance sheets. The retirement benefits expense amounted to $165, $181, and $520 in fiscal years 1994, 1995 and 1996, respectively.

  Two subsidiaries of the Company have separate employee retirement and severance plan arrangements. Payments with respect to voluntary severance are less in amount than payments for involuntary severance and retirement. The subsidiaries have recorded estimated liabilities in the accompanying consolidated balance sheets at the end of fiscal years 1995 and 1996 of $338 and $272, respectively, based upon the amount, net of the benefits to be paid by a government-sponsored small enterprise mutual aid retirement fund, which would be payable if all employees had to retire voluntarily. Plan assets plus the accrual liability approximate vested benefits. The expense related to these employee retirement and severance plans amounted to $20, $20 and $222 in fiscal years 1994, 1995 and 1996, respectively. The Company believes that the effect of not adopting Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" for these plans is not material to the consolidated financial statements.


(10) LEGAL RESERVE AND CASH DIVIDENDS

  The Japanese Commercial Code provides that earnings in an amount equal to at least 10% of retained earnings be appropriated as a legal reserve until such reserve equals 25% of stated common stock. This legal reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. The legal reserve included as a component of retained earnings at the end of fiscal years 1995 and 1996 amounted to $310 and $513, respectively.

  On July 20, 1995, shareholders approved the capitalization of a portion of fiscal year 1995 earnings through an in-substance stock dividend amounting to $454 by issuing 78,000 shares of new common stock with a par value of six U.S. dollars per share (0.65 new share against each issued and outstanding share at the end of fiscal year 1995).

  The accompanying consolidated financial statements do not reflect dividends of $942 ($4.76 per share) declared subsequent to fiscal year 1996 by the Board of Directors related to fiscal year 1996.

(11)RELATED PARTY TRANSACTIONS

  The following is a summary of SpeedFam Co., Ltd. and consolidated subsidiaries' transactions with SpeedFam International, Inc.

                                                            1994   1995   1996
                                                           ------ ------ ------
      Sales to SpeedFam International, Inc................ $3,121 $2,984 $7,140
      Purchases from SpeedFam International, Inc.......... $  134 $  251 $1,696
      Commission income................................... $   91 $  125 $  355
      Commission expense.................................. $1,991 $2,952 $6,458

  The following is summary of SpeedFam Co., Ltd. transactions with Met-Coil Ltd., a 50% owned affiliate accounted for by the equity method:

                                                            1994   1995   1996
                                                           ------ ------ ------
      Sales to Met-Coil Ltd............................... $  281 $  148 $  865
      Purchases from Met-Coil Ltd......................... $  767 $  836 $1,026
      Interest income..................................... $   50 $   14 $   28
      Interest expense.................................... $    3 $    5 $  --

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                            (DOLLARS IN THOUSANDS)

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments at April 30, 1995 and 1996 include cash equivalents, trade receivables, short-term investments, short-term loans, trade payables, noncurrent receivables and long-term debt. The carrying amount of cash equivalents, trade receivables, short-term loans and trade payables approximates fair value because of the short maturity of these instruments. The fair value of short-term investments has been determined based on quoted market prices and approximate their financial statement carrying values. The fair value of the Company's noncurrent receivables and long-term debt has been determined based on discounted cash flows using current interest rates of similar instruments and are not materially different from their financial statement carrying values.

Polishing pads are an
essential component of the
polishing process.

The Company supplies
a wide variety of
abrasives that are
used in polishing and
lapping processes.

The Company provides
specialized
carriers, precision-
shaped backing
films, retainer
rings, and other
processspecific
fixturing to secure
the memory disk,
semiconductor wafer
or component during
the polishing
process.

In order to provide a total
solution to its customers'
surface processing
requirements,the Company
supplies a full complement of
process specific materials
including slurries, pads,
abrasives, carriers, backing
films,grinding stones, and
other items.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................    6
The Company...............................................................   16
Use of Proceeds...........................................................   17
Price Range of Common Stock and Dividend Policy...........................   18
Capitalization............................................................   18
Selected Consolidated Financial Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   29
Joint Venture Arrangements................................................   43
Management................................................................   48
Principal and Selling Shareholders........................................   51
Description of Capital Stock..............................................   52
Underwriting..............................................................   54
Legal Matters.............................................................   55
Experts...................................................................   55
Index to Consolidated Financial Statements................................  F-1

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                                3,000,000 SHARES

                                      LOGO

                          SPEEDFAM INTERNATIONAL, INC.

                                  COMMON STOCK


                               -----------------

                                   PROSPECTUS

                             FEBRUARY 13, 1997

                               -----------------


                                LEHMAN BROTHERS

                               ALEX. BROWN & SONS
           INCORPORATED

                            NEEDHAM & COMPANY, INC.

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